555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: (202) 637-2200 Fax: (202) 637-2201
www.lw.com

FIRM/AFFILIATE OFFICES
	Boston	New Jersey
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February 21, 2006	London	San Francisco
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Washington, D.C.

H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Star Scientific, Inc.

Registration Statement on Form S-3 filed November 14, 2005

File No. 333-129689

Form 10-K for the Fiscal Year Ended December 31, 2004 filed March 16, 2005

File No. 0-15324

Dear Mr. Schwall:

In connection with your review of the above referenced registration statement and Form 10-K, this letter sets forth, on behalf of our client, Star Scientific, Inc. (the “Company” or “Star”) responses to the Staff’s comments set forth in its letter of February 16, 2006. For your convenience, each of the comments is set out immediately preceding the corresponding response. Additionally, changed pages of the Company’s amended quarterly filings on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, are attached hereto as Exhibits A, B, and C respectively. Changed pages of the Company’s amended annual report for the fiscal year ended December 31, 2004, are attached hereto as Exhibit D.

Form 10-K for the Fiscal Year Ended December 31, 2004

1.	We have read your response to prior comment 3, indicating that additional paid-in capital was not restated, but rather affected by a balance sheet “reclassification.” This appears to be inconsistent with your proposed explanatory notes and tabular presentation in Note 11 of each of Exhibits A and B and in Note 10 of Exhibit C, provided with your response, in which the adjustments are reflected as resulting in a “restated” balance for additional paid-in capital. Accordingly, we reissue prior comment 3.

Response:

The Company has labeled the “Additional Paid in Capital” column in each of Exhibits A, B and C as restated in order to make the reference consistent with the respective footnote in each of the quarterly reports.

Impairment of Long-Lived Assets, p. 35

2.	We have read your response and reviewed the supplemental analyses you provided in response to prior comment 4, as support for your impairment views and conclusions. However, the approach you describe appears inconsistent with the requirements of SFAS 144, as your estimates of cash flows seem to be based on an aggregation of all assets, rather than at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, such as your two operating segments or possibly a lower level, a requirement of paragraph 10 of SFAS 144. It also appears that you have included cash flows that are not directly associated with and that are not expected to arise as a direct result of the use and eventual disposition of the asset group, contrary to the guidance in paragraph 16 of SFAS 144, specifically referring to the expected settlement of your pending litigation. Tell us how your analyses will change to comply with the standards of SFAS 144.

Response:

The analyses in the future will be modified to reflect the cash flows directly attributable to the StarCured® tobacco curing barns. At the present time since there is no revenue from the barn program due to the fact that the Company’s patent infringement litigation is ongoing and due to

February 21, 2006

the uncertainty of future StarCured® tobacco purchases from the farmers, the Company will not reflect these anticipated future cash flows in its projections for the StarCured® tobacco curing barn asset group. The cash flow analysis for December 31, 2005 will reflect the net value of the tobacco curing barns based solely on an orderly liquidation of the barns over time by sales of the barns to farmers and barn dealers. As noted previously, in the third quarter of 2005 the Company wrote down the barns to their current market value reflecting the impact of the tobacco quota buyout, which caused the demand for barns to fall given the approximately 50% reduction in the size of the tobacco crop.

Utilizing a separate cash flow analysis for the tobacco curing barns only, the analysis would show that there was no impairment of the tobacco curing barns as of December 31, 2004. As noted in materials previously submitted, in February 2005 Signature Capital independently ordered and received appraisals for certain tobacco curing barns which they had purchased and were leasing back to the Company. The appraisals assumed an auction-type liquidation which would occur relatively quickly, and the typical barn was appraised at $10,000. At December 31, 2004, the Company believed that the net proceeds from an orderly liquidation value of the barns, including adjustments for commission cost and personal property taxes, would be approximately $11,642 ($12,000 average barn value, minus $300 average sales/commission cost per barn, and $58 average annual tax per barn). This compared to a book value of approximately $11,000 per barn as of December 31, 2004.

In the past the Company had prepared its impairment analysis on an entity wide basis given the fact that the anticipated value of the tobacco barns is tied to the outcome of the patent infringement lawsuit against RJ Reynolds Tobacco Company. Therefore, cash flow analyses to date have relied principally on the Company’s assumptions concerning the timing and the possible outcome of that litigation. In the future, separate cash flow analysis will be prepared for each identifiable asset group at the lowest level for which identifiable cash flows exist.

Consolidated Statement of Operations, p. F3

3.	We understand from your response to prior comment 5, that your reclassification charge of $541,651 to general and administrative expense corrects a previous improper credit of this amount to general and administrative expense. However, your proposed disclosure does not appear to address why this improper credit occurred, what it represented, and why it is being reclassified now, as other reclassifications you propose to disclose appear to be unrelated to this adjustment. Please expand your disclosure to sufficiently describe the circumstances related to this particular reclassification item.

Response:

When the Company initially reviewed the Staff comment relating to the classification of inventory and depreciation, it recognized that depreciation was overstated by $541,651 and that general and administrative expense was understated by the same amount. In its proposed reclassification, the Company has undertaken to reclassify this expense along with the

February 21, 2006

reclassifications of depreciation and costs of goods sold to correct this error. The Company proposes to further expand its disclosure to address this correction as noted below:

New Disclosure: (to add to f/n #18) in 10 K/A – as the opening paragraph:

The following reclassifications have been made to the consolidated statements of operations for the years ended December 31, 2004 and 2003 to correct the financial statement classifications of certain inventory write-offs and production equipment depreciation previously reported. Pursuant to further review, the Company determined that since the production equipment is continuing to be used, although sales are de minimis, it would be appropriate to have the write down of inventory and depreciation classified as cost of goods sold. Further, the Company determined that it had incorrectly overstated depreciation and understated general and administrative expense by the amount of $541,651 as a result of a clerical error. That error has been corrected by reducing the amounts in depreciation and increasing general and administrative expense by the same amount. The reclassification of these items is set forth in the table below.

Change to page 2 of 10 K/A; Paragraph 3:

… of inventory and depreciation classified under cost of goods sold and to correct general and administrative expense.

Exhibit C, page 3

4.	It appears that you may need to update your reference in the fourth paragraph to replace six with nine in referring to the six months ended September 30, 2005.

Response:

The reference in the fourth paragraph of Page 3 of the proposed amended quarterly report for the quarter ended September 30, 2005, attached as Exhibit C has been corrected to reflect “the nine month period ended September 30, 2005.”

*  *  *

We would be most appreciative if you would respond to this letter as soon as possible. Please contact me at (202) 637-2275 or Brandon Bortner at (202) 637-2117 with any questions regarding the responses set forth in this letter. It is the Company’s intent, if the Staff is satisfied with the responses to your comments as set forth above, to file the proposed amended Form 10-K for the year ended December 31, 2004, and the three proposed amended Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005, immediately, as well as a pre-effective amendment to the Form S-3.

Very truly yours,

/s/ William P. O’Neill William P. O’Neill of LATHAM & WATKINS LLP

Attachments

cc:	Donald Delaney
Carmen Moncada-Terry

Exhibit A

Proposed Amended 10-Q for Quarter Ended March 31, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-Q/A

(Amendment No. 1)

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 0-15324

STAR SCIENTIFIC, INC.

(Exact Name of Registrant as Specified in its charter)

Delaware

(State of incorporation)

52-1402131

(IRS Employer Identification No.)

801 Liberty Way

Chester, VA 23836

(Address of Principal Executive Offices)

(804) 530-0535

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):    Yes  ☐    No  ☒

As of May 2, 2005, there were 73,170,758 shares outstanding of the Registrant’s common stock, par value $.0001 per share.

STAR SCIENTIFIC, INC.

FORM 10-Q/A

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-Q/A (this “Form 10-Q/A”) amends our Quarterly Report on Form 10-Q for the first quarter ended March 31, 2005, as initially filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2005, and is being filed to reflect the restatement of our condensed consolidated balance sheet as of March 31, 2005 and the related condensed consolidated statements of operations, cash flows and stockholders’ equity for the three months ended March 31, 2005, as discussed in Note 11 to the unaudited condensed consolidated financial statements.

All of the changes in these restated financial statements and corresponding notes to the financial statements relate specifically to the accounting treatment given to the warrants and beneficial conversion feature associated with the convertible debentures which were converted to equity in the first quarter of 2005.

The convertible debentures were issued with detachable warrants and therefore, the debt proceeds were allocated to the debt securities and the warrants based on their relative fair values. The warrants, which were valued using the Black Scholes method, were recorded as additional paid-in capital. The Company’s convertible debentures include beneficial conversion features. Pursuant to EITF 98-5 ~ Accounting for Convertible Securities with Beneficial Conversion Features and Contingently Adjustable Conversion Ratios and EITF 00-27 ~ Application of Issue No. 98-5 to Certain Convertible Instruments, the Company determined that the effective conversion price should be used to compute the intrinsic value of the embedded conversion option. The intrinsic value of the beneficial conversion features were recorded as additional paid-in capital and debt discount. Based on the allocation of proceeds to the warrants and the beneficial conversion feature, the total debt discount was $1,463,486.

The effect in the financial statements included with this amendment is to increase the loss on the conversion of the convertible debentures in the original filing for the quarter ended March 31, 2005 by $1,463,486, as that amount represents the unamortized discount related to the allocation of the debt proceeds from the warrants and the beneficial conversion feature.

We are restating the unaudited condensed consolidated balance sheet as of March 31, 2005, and the condensed consolidated statements of operations, cash flows and stockholders equity for the three months then ended to make the following changes:

•	Increases to additional paid-in capital and accumulated deficit of $1,463,486 as of March 31, 2005

•	An increase in the amount expensed for the quarter relative to the loss on the conversion of the convertible debentures by $1,463,486, increasing the net loss for the quarter to $8,481,213; and

•	An increase to the loss per common share to $(.12) per share from $(.10) per share basic and diluted, for the three months ended March 31, 2005

Except for the foregoing amended information required to reflect the effects of the restated condensed consolidated balance sheet, statements of operations, cash flows and stockholders’ equity, this Form 10-Q/A continues to describe conditions as presented in the original report on Form 10-Q filed on May 9, 2005. This Form 10-Q/A does not reflect events occurring after the filing of the Form 10-Q on May 9, 2005 or modify or update these disclosures, including exhibits on the Form 10-Q affected by subsequent events. Information not affected by the restatement is unchanged and reflects the disclosures made at the time of the original filing of the Form 10-Q on May 9, 2005.

Accordingly, this Form 10-Q/A should be read in conjunction with our filings made with the SEC subsequent to the filing of the original Form 10-Q, including any amendments to those filings.

2

3

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements

STAR SCIENTIFIC, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

	March 31, 2005 (Restated)	December 31, 2004
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$22,386,056	$7,703,072
Accounts receivable, trade	6,673,199	7,468,960
Inventories	2,018,231	1,866,379
Prepaid expenses and other current assets	448,925	571,182

Total current assets	31,526,411	17,609,593
Property, plant and equipment, net	14,969,359	15,181,692
Idle equipment	1,160,208	1,160,208
Intangible assets, net of accumulated amortization	908,773	922,348
Other assets	725,931	1,247,218
MSA Escrow funds	33,542,141	33,396,368

Total Assets	$82,832,823	$69,517,427

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$3,624,347	3,000,000
Current maturities of capital lease obligations	754,270	1,422,351
Accounts payable, trade	2,786,642	3,057,068
Federal excise taxes payable	2,429,739	3,068,770
Tobacco buyout program payable	1,140,000	—
Accrued expenses	1,331,323	1,413,183

Total current liabilities	12,066,321	11,961,372
Long-term debt, less current maturities	23,789,638	32,700,500
Capital lease obligations, less current maturities	24,137	45,775
Deferred gain on sale-leaseback	—	16,727

Total liabilities	35,880,096	44,724,374

Stockholders’ equity:
Common stock(A)	7,317	6,618
Additional paid-in capital	78,391,475	47,751,287
Accumulated deficit	(28,846,065)	(20,364,852)
Notes receivable, officers	(2,600,000)	(2,600,000)

Total stockholders’ equity	46,952,727	24,793,053

	$82,832,823	$69,517,427

(A)	$.0001 par value per share, 100,000,000 shares authorized, 73,170,758 and 66,185,948 shares issued and outstanding as of March 31, 2005 and December 31, 2004, respectively.

See notes to condensed consolidated financial statements.

4

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS

ENDED MARCH 31, 2005 AND 2004 (UNAUDITED)

	Three Months Ended March 31,
	2005 (Restated)	2004
Net sales	$16,962,448	$17,161,055
Less:
Cost of goods sold	4,015,668	4,398,641
Federal Excise taxes on products	7,995,254	9,866,303
Department of Agriculture Tobacco Buyout Program	1,140,000	—

Gross profit	3,811,526	2,896,111

Operating expenses:
Marketing and distribution	2,989,258	2,443,766
General and administrative	4,180,887	3,785,993
Depreciation	174,463	602,374
Research and development	26,846	19,848

Total operating expenses	7,371,454	6,851,981

Operating loss	(3,559,928)	(3,955,870)
Other expenses:
Interest expense, net	(4,546)	(439,118)
Other gain (loss)	(83,273)	112,385
Loss on conversion of long-term debt to equity	(4,833,466)	—

Loss before income taxes	(8,481,213)	(4,282,603)
Income tax benefit	—	1,600,000

Net loss	$(8,481,213)	$(2,682,603)

Basic and diluted loss per common share	$(.12)	$(.04)
Weighted average shares outstanding, basic and diluted	70,286,224	60,862,337

See notes to condensed consolidated financial statements.

5

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED)

	Common stock		Additional Paid-In Capital (Restated)	Retained Earnings (Restated)	Notes Receivable, Officers	Total
	Shares	Amount
Balances, December 31, 2004	66,185,948	6,618	47,751,287	(20,364,852)	(2,600,000)	24,793,053
Conversion of long-term debt	3,179,810	318	12,073,407	—	—	12,073,725
Issuance of Common Stock	3,600,000	360	17,999,640	—	—	18,000,000
Stock Option Exercise	205,000	21	409,979	—	—	410,000
Stock-based compensation	—	—	157,162	—	—	157,162
Net Loss, as restated	—	—	—	(8,481,213)	—	(8,481,213)

Balances, March 31, 2005 (unaudited)	73,170,758	$7,317	$78,391,475	$(28,846,065)	$(2,600,000)	$46,952,727

See notes to condensed consolidated financial statements.

6

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

	Three Months Ended March 31,
	2005 (Restated)	2004
	(Unaudited)	(Unaudited)
Operating activities:
Net loss	$(8,481,213)	$(2,682,603)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization	248,995	647,496
Increase in deferred income taxes	—	1,600,000
Other non-cash charges	33,273	125,165
Stock-based compensation expense	157,162	3,360
Loss on conversion of long-term debt	4,833,466	—
Increase (decrease) in cash resulting from changes in:
Current assets	716,166	1,015,770
Current liabilities	360,683	(503,132)

Net cash flows from operating activities	(2,131,468)	206,056

Investing activities:
Purchase of intangible assets	(2,202)	—
Purchase of property and equipment	(7,853)	—

Net cash flows from investing activities	(10,055)	—

Financing activities:
Repayment of bank overdraft	—	(465,214)
Proceeds from related party borrowing	—	838,299
Proceeds from long-term debt	—	9,000,000
Proceeds from issuance of common stock	18,410,000	—
Payments on notes payable and capital leases	(1,439,720)	(1,869,159)

Net cash flows from financing activities	16,970,280	7,503,926

Increase in MSA escrow fund	(145,773)	—

Increase in cash and cash equivalents	14,682,984	7,709,982
Cash and cash equivalents, beginning of period	7,703,072	—

Cash and cash equivalents, end of period	$22,386,056	7,709,982

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$152,052	$439,118

Income tax refunds received	$14,164	$1,372,423

7

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

In 2005, the Company converted $9,000,000 of long-term debt plus $212,000 of accrued interest into 3,179,810 shares of common stock.

1. Accounting Policies:

The condensed consolidated financial statements of Star Scientific, Inc. and its subsidiary, collectively (“Star Scientific”, “Star” or the “Company”), and notes thereto should be read in conjunction with the financial statements and notes for the year ended December 31, 2004.

In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for the periods presented have been included. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results for a full year.

The Company had net losses during the three months ended March 31, 2005 and 2004. Potential common shares outstanding are excluded from the calculation of diluted loss per share if their effect is anti-dilutive. Diluted loss per share is the same as basic loss per share as the effect of all options outstanding is anti-dilutive.

In 1999, the Company adopted the accounting provisions of Statement of Financial Accounting Standards No. 123—Accounting for Stock-Based Compensation (“FAS 123”), which requires the use of the fair-value based method to determine compensation for all arrangements under which employees and others receive shares of stock or equity instruments (warrants and options).

2. Obligations under Master Settlement Agreement—MSA Escrow Fund and Recent Developments

In November 1998, 46 states, the District of Columbia (the “Settling States”) and several U.S. territories entered into the Tobacco Master Settlement Agreement (the “MSA” or “Master Settlement Agreement”) to resolve litigation that had been instituted against the major tobacco manufacturers. The Company was not named as a defendant in any of the litigation matters and chose not to become a participating manufacturer under the terms of the Master Settlement Agreement. As a non-participating manufacturer, the Company is required to satisfy certain escrow obligations under statutes that the Master Settlement Agreement required participating states to pass, if they were to receive the full benefits of the settlement. The so-called “level playing field” statutes, or “qualifying statutes”, require non-participating manufacturers to fund escrow accounts that could be used to satisfy judgments or settlements in lawsuits that may at some future date be filed by the participating states against such non-participating tobacco manufacturers. Under these statutes the Company is obligated to escrow certain defined amounts for sales of cigarettes occurring in the prior year in each such state. These amounts are adjusted annually by statute and to reflect inflation adjustments (at the higher of 3% or the Consumer Price Index), using 1999 as a base year for the calculation. The base amount for 2003 through 2006 is $3.35 per carton, as adjusted for inflation. Specifically for 2004, the amount was $4.03 per carton. The base amount for 2007 and thereafter, is $3.77 per carton, as adjusted for inflation since 1999. Such escrowed funds will be available to satisfy tobacco-related judgments or settlements, if any, in the Settling States. If not used to satisfy judgments or settlements, the funds will be returned to the Company 25 years after the applicable date of deposit on a rolling basis. In addition to the escrow deposits associated with the Company’s direct customer sales, the Company has been required to make additional escrow deposits related to sales of the Company’s cigarettes subsequently made by the Company’s direct customers in other states (“indirect sales”). All funds placed in escrow continue to be an asset of the Company, and the Company receives the interest income generated by the escrow deposits. Star’s sale of smokeless tobacco products are not subject to the MSA escrow obligations.

On June 18, 2003, the Company and all of the MSA states executed a comprehensive settlement agreement under which Star remains a non-participating manufacturer under the MSA and which resolved all issues as to the funding of the escrow accounts for the period 1999-2002. Under the Settlement Agreement, Star accepted responsibility for cigarettes manufactured during this period at its Petersburg, Virginia facility only. B&W entered into a separate settlement agreement with the MSA states under which it agreed to make MSA payments based on the cigarettes that it contract manufactured for Star during the period 1999-2002. As a result of the settlement, Star’s total escrow obligation for the period 1999–2002 was $27,024,333, based on the number of cigarettes produced at its Petersburg, Virginia, facility and later sold in MSA states. Following the settlement, Star is responsible for making escrow payments on all Star cigarettes sold in any MSA state, regardless of where such products are manufactured.

Star currently has approximately $37.1 million in escrow, which includes deposits of approximately $3.9 million for its 2004 escrow obligation, of which $0.2 million was deposited during the first quarter of 2005, approximately $0.2 million was deposited in 2004 in the form of quarterly escrow payments and the remaining amount, approximately $3.5 million, was deposited into escrow in April 2005. The Company expects that its escrow obligation for 2005 to be less than its 2004

8

obligations given its efforts to limit sales in MSA states and its trend of decreasing MSA obligations over the past two years. These funds will remain in escrow pursuant to the terms of the qualifying statutes, and will be available to satisfy state judgments for the type of claims asserted against the major tobacco manufacturers in the suits that resulted in the negotiation of the MSA, if such claims are successfully asserted and litigated against the Company.

In addition to the “level playing field” statutes, most of the MSA states have enacted statutes that require non-participating manufacturers to certify that they are in full compliance with the escrow requirements of the MSA as a condition to being permitted to sell cigarette products in those states. While the Company has recently focused its sales in the four states that were not part of the MSA, these statutes could impact its ability to sell cigarettes in the MSA states, notwithstanding its substantial payments into escrow, since the states generally prohibit the sales of cigarettes by companies that are not certified as being MSA-compliant. Also, a number of states recently have amended their qualifying statutes to limit the extent to which escrow payments for a particular year could be capped and to allow regulations that would require escrow payments to be made quarterly or on some other intermittent schedule. Currently, the Company is required to make quarterly payments in Louisiana, Maine, New Hampshire, New Mexico and Wyoming, which payments for the first quarter of 2005 will amount to approximately $0.1 million. The requirement for quarterly payments would exacerbate the impact of the MSA escrow obligations on the Company’s liquidity, and the elimination of the caps on payments would increase the amounts required to be deposited into escrow by requiring a payment on each cigarette sold, regardless of the state’s proportionate receipt of MSA settlement funds. As initially drafted, the state qualifying statutes permitted a non-participating manufacturer to obtain a refund on escrow payments once those payments equaled the amount that an MSA state would have received from that non-participating manufacturer under the allocation formula in the MSA (which is based on the state population as a percentage of the overall US population). Depending on the number of cigarettes sold in a particular state, the difference between the capped amount and the amount calculated on a per-cigarette basis could be material.

3. Recent Developments

Conversion of $9.0 million of Long-term Debt to Equity on January 10, 2005

On January 10, 2005, the Company entered into an Amendment and Conversion Agreement (the “Agreement”) with Manchester Securities Corp. (“Manchester”) that amended and converted the $9.0 million Second Amended and Restated 8% Senior Convertible Debenture due March 25, 2006 (the “Debenture”), which was initially issued to Manchester on March 25, 2004, and was subsequently amended and restated on April 15, 2004 and September 15, 2004. The convertible debentures were issued with detachable warrants and therefore, the debt proceeds were allocated to the debt securities and the warrants based on their relative fair values. The warrants, which were valued using the Black Scholes method, were recorded as additional paid-in capital. The Company’s convertible debentures include beneficial conversion features. Pursuant to EITF 98-5 ~ Accounting for Convertible Securities with Beneficial Conversion Features and Contingently Adjustable Conversion Ratios and EITF 00-27 ~ Application of Issue No. 98-5 to Certain Convertible Instruments, the Company determined that the effective conversion price should be used to compute the intrinsic value of embedded conversion option. The intrinsic value of the beneficial conversion features were recorded as additional paid-in capital and reducing the net-debt balance. Based on the allocation of proceeds to the warrants and the beneficial conversion feature a total debt discount of $1,463,486 is included in long-term debt on the accompanying December 31, 2004 consolidated balance sheet. The Agreement adjusted the conversion price of the Debenture from $3.73 to $2.897 and provided for the conversion of the Debenture into 3,179,810 shares of the Company’s Common Stock, par value $0.0001 per share. As of the date of the Agreement, the $9 million Debenture, together with $212,000 of accrued and unpaid interest, was fully converted and cancelled with Manchester having no rights under the Debenture. The resale of the 3,179,810 shares of the Company’s Common Stock issued upon such conversion has been registered for resale under the Company’s registration statement on Form S-3 (Reg. No. 333-115293). Additionally, the Agreement provides Manchester with a right to participate in 25% of the aggregate value of certain offerings of debt or equity securities of the Company in the year 2005.

As a result of the conversion of debt, the Company recorded a non-cash charge during the first quarter of 2005 of $4,833,466 to reflect the cost of the discount provided for in the conversion, as well as to expense the remaining portion of the unamortized costs of the initial debt issuance and discounts on the convertible debentures of approximately $1.4 million related to the allocation of debt proceeds to the warrants and beneficial conversion features.

Issuance of $18 million of common stock and warrants in February and March, 2005

In February and March, 2005, the Company issued to certain existing shareholders, for an aggregate purchase price of $18,000,000, a total of 3,600,000 shares of common stock, $0.0001 par value per share, and warrants, with an exercise price of $5.00 per share, to purchase an additional 3,600,000 shares of Common Stock within nine months of the date of the applicable purchase agreements. The Company received aggregate proceeds of $18.0 million from the sale of shares and has the potential for the receipt of an additional $18.0 million in aggregate proceeds, if the warrants are exercised in 2005 prior to

9

their expiration, although any decision to exercise the warrants is not within the Company’s control and will depend primarily on the performance of its stock price during the remainder of the year. The Company has filed a registration statement with respect to the resale of the securities. The proceeds from this transaction will be used for general corporate purposes.

10

RJR Litigation

Star is currently involved in a patent infringement lawsuit with R. J. Reynolds Tobacco Company (“RJR”) with respect to two patents to which Star is the exclusive licensee. This litigation is crucial for the Company with respect to its ability to expand the value of its patents and is currently the primary focus of the Company’s intellectual property efforts. A portion of the case involving RJR’s claimed defense of inequitable conduct before the Patent Office was tried to the Court during the period January 31, 2005 to February 8, 2005. At the conclusion of the bench trial, the Court advised the parties that it would take the matter under advisement, and the Company expects a ruling on this portion of the case at the same time that the Court rules on two additional Summary Judgment Motions that were filed by RJR on January 25, 2005. Briefing on these motions was completed on March 11, 2005. If the Court denies

RJR’s inequitable conduct defense and the motions for summary judgment, then the Company expects that the remainder of the case will be set for a jury trial shortly thereafter. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit.

4. Liquidity and Capital Resources:

During the first quarter of 2005, the Company raised $18.0 million through the sale of Company common stock. As of March 31, 2005, the Company has a working capital surplus of approximately $19.5 million. The Company currently anticipates future cash needs for the remaining three quarters of 2005 and first quarter of 2006 to include approximately $1 million of litigation costs related to the trial portion of the patent infringement lawsuit, approximately $3,600,000 in payment of long-term debt for restructured accounts payable, approximately $900,000 in long-term curing barn debt, approximately $2,400,000 for capital and operating leases and funding of current business operations in light of current and future expected operating losses. The Company’s net working capital and results of operations do not reflect the obligation to make MSA escrow deposits for 2005 sales, which the Company must make in April 2006 or in quarterly payments in certain states in 2005. In addition, the Company may be required to make significant cash payments to the Virginia Department of Taxation for a sales and use tax assessment of $988,564 with respect to the Company’s curing barns. The Company is currently challenging this assessment (Note 10).

With the proceeds of the recent financings and the improving margins in the cigarette business, the Company anticipates having sufficient funds to support its operations at least through the second quarter of 2006. However, absent the successful completion of its patent infringement litigation, the exercise of outstanding warrants, a substantial improvement in revenues and/or royalties from smokeless tobacco products, or a significant improvement of the volume of sales of cigarettes, the Company expects the need to pursue additional sources of funds after the second quarter of 2006. The Company began the trial of its patent infringement litigation in January 2005, and if the Company is successful in defeating RJR’s inequitable conduct defense, which has been tried to the Court, and two pending Summary Judgment motions, management expects to complete the trial of its patent infringement case shortly after the Court rules on the outstanding defense and motions for summary judgment. Also, the Company expects to continue to pursue opportunities for licensing its smokeless tobacco products and expanding its sales and marketing efforts, particularly if the Company obtains additional funds during 2005 from the exercise of outstanding warrants. While the Company may seek to obtain funds in the future through debt financing, there are significant limitations on the Company’s ability to obtain new debt financing, including its agreements with B&W. Moreover, the ability to raise future financings on terms acceptable to the Company (including through the exercise of outstanding warrants) will depend on a number of factors, including the performance of the Company’s stock price and its operational performance. Any equity financing will be dilutive to its existing shareholders.

While the Company obtained $18.0 million in equity financing in the first quarter of 2005, the Company had a consolidated net loss of approximately $8.5 million. For the quarter ended March 31, 2005, sales of our discount cigarettes totaled approximately $17.0 million, a decline of approximately $0.2 million or 1.5%, from approximately $17.2 million during the first quarter of 2004. Although our volume of sales decreased to approximately 59.3 truckloads in the first quarter of 2005 compared to approximately 73.5 truckloads during the first quarter of 2004, the gross margin increased substantially from approximately $2.9 million during the first quarter of 2004 to approximately $3.8 million in the first quarter of 2005 due to price increases, including an approximate $0.50 per carton increase beginning in January 2005 to cover the cost of the recent tobacco farmer buyout legislation. Sales of our smokeless products as well as royalty income continue to be de minimis.

In addition, the Company has spent a significant amount of money in connection with the development and protection of its intellectual property portfolio, principally in connection with its patent infringement litigation against RJR. The Company recognizes that in order to protect and defend its intellectual property, additional capital will need to be spent in connection with the Company’s ongoing patent litigation matters.

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The Company’s inability to improve operations or to raise funds after the second quarter of 2006 could have a material adverse effect on its ability to meet its working capital needs and continue operations.

Under the Other Low TSNA Tobacco Agreement which was entered into with B&W in April 2001, B&W is obligated to pay royalties to Star on its purchases of StarCured® tobacco and other low-TSNA tobacco once a royalty rate is established with one of the other three largest tobacco manufacturers pursuant to the terms of the April 25, 2001 Agreements. In the second quarter of 2004, the Company entered into an agreement with another tobacco manufacturer for the licensing of low TSNA hard tobacco. Under that agreement, the manufacturer has conducted an initial assessment of a hard tobacco product and the agreement anticipates this will be followed up with a subsequent test market, although that test market has not been initiated. The Company does not anticipate receiving any royalties under that agreement for the foreseeable future. To enable the Company to pursue this agreement, and potentially other licensing of hard tobacco products, B&W agreed to waive its ten-year right to be the exclusive purchaser of hard tobacco from Star (subject to Star’s own rights) in return for concessions under the now-terminated Hard Tobacco Agreement and a 3-month extension of the date on which it would begin once again to pay royalties under the April 25, 2001 Other Low TSNA Tobacco Royalty Agreement, once a royalty rate is established with one of the other three largest tobacco manufacturers.

Litigation Costs. The Company has entered into fee arrangements with counsel in several litigation and related matters under which certain costs related to the litigation are being advanced by counsel on the Company’s behalf. Given the contingent nature and the fact that a probability assessment of liability cannot be made at this time, no accrual has been made for this contingent liability. The Company has paid or accrued all existing obligations. Also, as part of its fee arrangements in certain of these matters, the Company has agreed to pay counsel a percentage of any damage award and a percentage of the resulting payments the Company actually receives in the event that the litigation is resolved in its favor in return for a cap on fee payments during the litigation.

The Company is currently prosecuting patent infringement claims against RJR in a consolidated action in the United States District Court for the District of Maryland and in 2002 were successful in having a declaratory judgment action brought by Philip Morris dismissed on the basis that no actionable controversy existed between the companies. The Company anticipates incurring significant expenses in terms of legal fees and costs in connection with the RJR litigation for the foreseeable future.

On July 30, 2004, RJR, a subsidiary of B&W, and certain of their affiliated tobacco businesses combined operations under the new publicly traded holding company, Reynolds American, Inc., which is 42% owned by British American Tobacco, PLC, the parent of B&W. In the patent litigation discussed herein, RJR took the position in Star’s litigation that the new operating entity established as a result of this combination transaction assumed all of the rights and obligations under the agreements previously entered into between Star and B&W, and moved to dismiss the case on that basis. After full briefing, the Court denied RJR’s motion to dismiss, and found that B&W had attempted to assign the Star/B&W agreements to the new subsidiary, and that Star had not consented to the assignment and that the de facto merger doctrine did not apply to vitiate the need for Star’s consent. In its ruling the Court did leave open the question of what impact, if any, the combination may have on the future licensing arrangements with RJR, but noted that those considerations did not have an impact on the claims asserted by Star in the patent litigation.

In 2004 the Company was notified that the Company’s 2001 federal income tax return has been selected for examination by the Internal Revenue Service. No action has currently taken place with regard to this audit. Except for the item discussed below, the impact of the IRS examination on its financial condition, results of operations and cash flow, if any, cannot be ascertained at this time.

During 2002, the Company submitted to the IRS a Request for a Private Letter Ruling asking that the IRS rule on the deductibility of funds placed in escrow under the MSA. Star has taken the position on its 2001 and later federal and state income tax returns that the payment to the escrow account under the terms of the MSA is a current expense. Additionally, the Company filed claims for refunds of taxes paid in prior years based upon the deductibility of these escrow payments. During 2002 and 2003, the Company received a total of $12.6 million in federal and state refunds relating to such claims. During 2004, the Company received an additional $1.4 million in state refunds relating to such claims. De minimis refunds were received in the quarter ended March 31, 2005.

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If the IRS determines that it will not grant the Company’s Request, the Company anticipates that it will withdraw the Request. Further, if upon examination, the IRS rules against the Company with respect to the claimed deductions, the Company expects that it may challenge any such determination through the Appeals process up to and including the US Tax Court to seek a final determination with respect to this issue. While the Company believes its position is reasonable and supported by the statute and IRS Regulations, the outcome of these proceedings cannot be predicted. Ultimate resolution of this matter, should the IRS rule adversely, is not anticipated until 2006, at the earliest.

If it is ultimately determined that our treatment of the payments into escrow is not a current deduction for tax purposes, the Company expects that its existing carryback claims for net operating loss deductions will be sufficient to offset any additional tax due for the years in question, given the extent of our recent losses. Further, the Company would be subject to interest and possibly certain penalties. However, those amounts would also be subject to being offset by its existing carryback claims to the extent available, and the Company would contest the assessment of any penalties should these occur.

Our inability to improve operations or to raise funds after the second quarter of 2006 could have a material adverse effect on our ability to meet our working capital needs and continue operations.

5. Inventories

Inventories consist of the following as of March 31, 2005:

Cigarettes – Finished Goods.	$732,476
Cigarettes – Raw Materials	1,096,414
Smokeless Products – Finished Goods	189,341

Total Inventory	$2,018,231

6. Long-term debt:

Long-term debt consists of the following as of March 31, 2005:

Notes payable due B&W, collateralized by tobacco curing barns, tobacco leaf inventory, and intellectual property; non-interest bearing until 2006 payable via royalties earned, as defined through December 2005, thereafter payable in 96 monthly installments of approximately $208,000 with interest at prime plus 1%.	$19,979,110

Note payable due B & W, converted from accounts payable, bearing interest at prime plus 1%, payable in monthly installments of $250,000	7,434,875

27,413,985

Less current maturities	(3,624,347)

$23,789,638

The annual maturities of long-term debt, without regard to potential royalty reductions, are as follows:

Twelve months ending March 31,
2006	$3,624,347
2007	5,497,392
2008	3,932,267
2009	2,497,392
2010	2,497,392
Thereafter	9,365,195

Total notes payable and long term debt	$27,413,985

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7. Capital lease obligations:

Capital lease obligations consist of obligations related to leases on tobacco curing barns. The agreements provide for total monthly payments of approximately $60,000 expiring through 2006 and are collateralized by the tobacco curing barns.

Future minimum lease payments under capital leases are as follows:

Year ending March 31,
2006	$762,747
2007	24,340
Less Imputed interest	(8,680)

$778,407

8. Stockholders’ equity:

Preferred stock:

Class A:

The Company has authorized 4,000 shares of $.01 par value Class A Convertible Redeemable preferred stock. Each share of the Preferred Stock is convertible into 80 shares of common stock of the Company at the option of the holder and has voting rights equal to the number of common shares issuable if converted. The Preferred Stock has the right to share in dividends declared on the Company’s common stock and has certain liquidation preferences. No Class A preferred shares are outstanding.

Series B:

The Company has authorized 15,000 shares of $.01 par value Series B Preferred Stock. The stock was convertible into common stock at the holders’ option prior to December 31, 2002 at 3,280 shares of common for each share of Series B Preferred. Holders of Series B Preferred Stock were entitled to 500 votes for each share held. During 1999, holders of all of the 14,084 shares of Series B Preferred Stock converted their shares to common. No Series B preferred shares are outstanding.

Common stock:

In January 2005, the Company converted $9,000,000 of long-term debt and accrued interest of $212,000 to 3,179,810 shares of Company common stock. Pursuant to an amended agreement dated January 10, 2005, the Company reduced the conversion price per share from $3.73 to $2.897 per common share. The Company recognized a loss on the conversion of the debt to equity of $2,861,725 and expensed related deferred loan costs of $508,255 and these amounts are included in loss on conversion of long-term debt to equity in the accompanying condensed consolidated statement of operations for the quarter ended March 31, 2005.

In February and March 2005, the Company issued 3,600,000 shares of common stock for $18,000,000 of cash proceeds. Additionally, pursuant to the stock subscription agreement, the Company issued 3,600,000 common stock warrants, exercisable at $5.00 per share in conjunction with the sale of this stock.

Stock option plans:

The Company has adopted a 1998 Stock Option Plan and a 2000 Equity Incentive Plan (the “Plans”) which provide for grants of options to those officers, key employees, directors and consultants whose substantial contributions are essential to the continued growth and success of the Company. The Plans provide for grants of both qualified and non-qualified stock options to purchase up to 8,000,000 shares at a purchase price equal to the fair market value on the date of grant in the case of qualified options granted to employees.

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Common stock options and warrants issued, exercised and outstanding during the quarters ended March 31, 2005 and the years ended December 31, 2004, 2003 and 2002 are as follows:

	Number	Weighted Average Exercise Price Per Share
Options
Options outstanding at January 1, 2002	4,829,236	2.17
Options forfeited during 2002	(337,736)	(2.07)
Options issued during 2002	495,000	1.18

Options outstanding at December 31, 2002	4,986,500	2.17
Options issued during 2003	125,000	1.35

Options outstanding at December 31, 2003	5,111,500	2.16
Options forfeited during 2004	(480,000)	(3.66)
Options issued during 2004	685,000	4.65

Options outstanding at December 31, 2004	5,316,500	2.60
Options issued during the three months ended March 31, 2005	50,000	3.95
Options exercised during the three months ended March 31, 2005	(205,000)	(2.00)

Options outstanding at March 31, 2005 (unaudited)	5,161,500 *	$2.63

*	535,526 options were issued outside of the Plans.

	Number	Weighted Average Exercise Price Per Share
Warrants
Warrants outstanding at January 1, 2002	210,526	$2.00
Warrants issued during 2002	200,000	2.02

Warrants outstanding at December 31, 2002	410,526	2.01
No Activity during 2003	—	—

Warrants outstanding at December 31, 2003	410,526	2.01
Warrants issued during 2004	602,681	4.08

Warrants outstanding at December 31, 2004	1,013,207	3.24
Warrants issued during the three months ended March 31, 2005	3,600,000	5.00

Warrants outstanding at March 31, 2005 (unaudited)	4,613,207	$4.71

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The following table summarizes information for options and warrants outstanding and exercisable at March 31, 2005.

				Exercisable
	Options Outstanding			Weighted Avg.
Range of Prices	Number	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number	Exercise Price
$ 1.00-2.00	2,775,000	5.19 yrs.	$1.65	2,775,000	$1.65
2.01-3.00	896,500	4.66 yrs.	2.52	896,500	2.52
3.01-4.00	800,000	5.51 yrs.	3.69	737,500	3.67
4.01– 5.00	600,000	8.50 yrs.	4.76	600,000	4.76
5.01-6.25	90,000	9.01 yrs.	5.48	90,000	5.48

$ 1.00-6.25	5,161,500	5.87 yrs.	$2.63	5,099,000	$2.63

			Exercisable
	Warrants Outstanding			Weighted Avg.
Range of Prices	Number	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number	Exercise Price
$ 2.00-3.00	410,526	5.49 yrs.	$2.19	410,526	$2.19
4.01-5.00	4,202,681	1.0 yrs.	4.96	4,202,681	4.96

$ 2.00-5.00	4,613,207	1.4 yrs.	$4.71	4,613,207	$4.71

Weighted average grant date fair values are as follows:

	Number of Options	Exercise Price	Grant date fair value
Three months ended March 31, 2005 Activity
Options:
Exercise price:
Equals market	50,000	$3.95	$1.44

Warrants:
Exercise price:
Below market	3,600,000	$5.00	$2.11

The fair value of options and warrants were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2005
Expected life of options and warrants	9-12 months
Risk free interest rate	2.17%
Expected volatility	93%
Expected dividend yield	0%

Total stock-based compensation (stock, stock options and warrants) cost recognized is as follows:

2005
Employee	$85,067
Non-employee consultants and directors	72,095

$157,162

9. Income tax (benefit) expense consists of the following:

	Three months ending March 31,
	2005	2004
Current	$—	$—
Deferred	—	(1,600,000)

	$—	$(1,600,000)

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10. Commitments and Contingencies:

In May 2001, Star filed a patent infringement action against RJR in the United States District Court for Maryland, Southern Division to enforce Star’s rights under U.S. Patent No. 6,202,649 (‘649 Patent), which claims a process for substantially preventing the formation of TSNAs in tobacco. On July 30, 2002, the Company filed a second patent infringement lawsuit against RJR based on a new patent issued by the U.S. Patent and Trademark Office on July 30, 2002 (Patent No. 6,425,401). The new patent is a continuation of the’649 Patent, and on August 27, 2002 the two suits were consolidated.

In April 2003, the parties filed dispositive Motions for Summary Judgment. Star filed a Motion for Summary Judgment on Claim Construction and Definiteness, and RJR filed six Motions for Summary Judgment asserting various defenses. Pursuant to an Order dated September 15, 2003, the Court appointed a Special Master to prepare Reports and Recommendations (“R&Rs”) for the Court on Star’s Motion for Summary Judgment and five of RJR’s six Motions for Summary Judgment. The Special Master issued R&Rs on all six of the Summary Judgment Motions and on March 31, 2004, the Court issued final rulings on five of the six Summary Judgment Motions. In its rulings, the Court adopted without modification the Special Master’s R&R’s, which recommended that the Court deny RJR’s Summary Judgment Motions, and that Star’s Motion for Summary Judgment on claim construction and definiteness be granted in part and denied in part. The Court also issued an order denying RJR’s Motion for Summary Judgment seeking to limit Star’s damages claim. On June 24, 2004, the Court issued a final order adopting without modification the last RJR Summary Judgment Motion and adopted without modification the Special Master’s R&R, which recommended that the Court deny the Summary Judgment Motion.

On August 17, 2004, Star was informed that the case was transferred from Judge Alexander Williams to Judge Marvin J. Garbis. Judge Garbis over the next several months issued a series of orders concerning various aspects of the case. These orders set an initial trial date of January 24, 2005, permitted additional discovery of certain defenses raised by RJR and the filing of two additional Motions for Summary Judgment. Subsequently, the Court ordered that it would bifurcate RJR’s defense of inequitable conduct before the patent office and would have that defense tried before Judge Garbis beginning on January 31, 2005. That portion of the case was tried during the period January 31, 2005 to February 8, 2005. At the conclusion of the bench trial, the Court advised the parties that it would take the matter under advisement, and expected to issue a ruling on this portion of the case at the same time that it rules on two additional Summary Judgment Motions that were filed by RJR on January 25, 2005. Briefing on these motions was completed on March 11, 2005. If the Court denies RJR’s inequitable conduct defense and the motions for summary judgment, then the Company expects that the remainder of the case will be set for a jury trial shortly thereafter. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit.

In June 2001, RJR filed a complaint against the Company for declaratory judgment in the United States District Court for the Middle District of North Carolina. In that case, RJR sought a judgment declaring that the ‘649 Patent had not been infringed and that the patent was invalid. The Company filed a motion to stay, dismiss or transfer the North Carolina action, given the earlier filing in the Maryland District Court. The Court on October 3, 2001 granted the Company’s motion in part and the North Carolina case is now stayed.

In 2002, the Virginia Department of Taxation asserted a Virginia Sales and Use Tax assessment for the period January 1, 1999, through March 31, 2002, against the Company with respect to its tobacco-curing barns in the amount of $860,115. The Company applied for a correction of the assessment and a total abatement of the tax on the grounds that its barns are exempt from sales and use taxes under the industrial use and processing exemption and/or the agricultural exemption. In a letter dated October 7, 2004, the Company received notification from the Commonwealth of Virginia that an adverse decision had been made by the Commissioner of Taxation with respect to the sales and use tax assessment previously issued to the Company and that the sales and use tax assessment plus penalties and interest together, as of October 7, 2004, totaled approximately $988,000. The Company continues to challenge this assessment and has filed a request for reconsideration with the Commissioner of Taxation, and is prepared to file a judicial action if the administrative action is not favorable. The filing of the request for reconsideration stays any collection of the tax assessment, although interest continues to accrue. While the Company is optimistic that its request for reconsideration will be accepted based on prior rulings in similar cases, if the assessment is not reversed the Company will be required to pay the tax, penalties and interest due. The Company does not believe that it is probable that an obligation has been incurred and, as a result, no amounts have been accrued for this cost in the accompanying financial statements.

There is other minor litigation in the ordinary course of business which the Company is vigorously defending or pursuing.

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The Company has entered into fee arrangements with counsel in several litigation and related matters under which certain costs related to the litigation are being advanced by counsel on behalf of the Company. It is estimated that at the time these litigation and related matters are concluded, which likely will not be before the end of the second quarter of 2005, the Company’s portion of these costs could be in excess of one million dollars. One-half of these costs advanced by counsel would be payable by the Company if it does not prevail in these litigation matters. However, given the contingent nature and the fact that a probability assessment of liability cannot be made at this time, no accrual has been made for this contingent liability. The Company has paid or accrued all existing obligations. Also, as part of its fee arrangements in certain of these matters, the Company has agreed to pay counsel a percentage of any damage award and a percentage of the resulting payments the Company actually receives in the event that the litigation is resolved in favor of the Company in return for a cap on fee payments during the litigation.

11. Restatement of financial statements:

In December 2005, the Company reconsidered its accounting relating to the debentures with detachable warrants issued in March 2004. These debentures were converted during the first quarter of 2005. As a result of the Company’s evaluation, the Company is, by means of this filing, restating its previously issued unaudited quarterly financial statements for the quarter ended March 31, 2005 and reclassifying certain balance sheet items as of December 31, 2004 to conform to the restated presentation.

Set forth below is a comparison of certain items previously reported and restated in the Condensed Consolidated Balance Sheet as of March 31, 2005 (unaudited):

	Previously Reported March 31, 2005	Adjustment	Restated March 31, 2005
Additional paid-in capital	$76,927,989	$1,463,486	78,391,475
Accumulated deficit	(27,382,579)	(1,463,486)	(28,846,065)
Total Stockholders’ equity	46,952,727	—	46,952,727

Set forth below is a comparison of certain items previously reported and restated in the Condensed Consolidated Statement of Operations for the three months ended March 31, 2005 (unaudited):

	Previously Reported March 31, 2005	Adjustment	Restated March 31, 2005
Loss on conversion of long-term debt to equity	(3,369,980)	(1,463,486)	(4,833,466)
Loss before income taxes	(7,017,727)	(1,463,486)	(8,481,213)
Net loss	(7,017,727)	(1,463,486)	(8,481,213)
Basic and diluted loss per common share	(0.10)	(0.02)	(0.12)

The statement of cash flows has also been adjusted to reflect this item, resulting in no change to net cash from operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides an assessment of our consolidated results of operations, capital resources, and liquidity and should be read together with the financial statements and related notes included elsewhere in this report and in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004. This discussion includes forward-looking statements based on current expectations that involve risks and uncertainties and should be read together with the discussion under the caption “Note on Forward-Looking Statements” elsewhere in this report.

Overview

We experienced a reduction in revenue but an increase in gross margins in the first quarter of 2005 compared to the first quarter of 2004, as well as a net loss of $7.0 million. Our prospects are dependent, in the near term, on our ability to improve the performance of our discount cigarette business; and, in the longer term, on the distribution and consumer acceptance of our low-TSNA smokeless tobacco products as well as the continued development of new low-TSNA smokeless tobacco products, independently and through alliances with other tobacco manufacturers, and, in particular, on our

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ability to begin generating significant revenues through royalties on the patented tobacco curing process to which we are the exclusive licensee, including through success in our pending patent litigation against RJR.

The recurring losses generated by our operations continue to impose significant demands on our liquidity. As of March 31, 2005, we had working capital of approximately $19.5 million. In February and March 2005, we entered into Securities Purchase and Registration Rights Agreements for the sale of 3.6 million shares of common stock, together with 9-month warrants, with an exercise price of $5.00 per share for an additional 3.6 million shares of common stock. We received aggregate proceeds of $18.0 million for the sale of shares and we have the potential for the receipt of an additional $18.0 million in aggregate proceeds, if the warrants are exercised in 2005 prior to their expiration, although any decision to exercise the warrants is not within our control and will depend primarily on the performance of our stock price during the remainder of the year. As a result of this financing in the first quarter of 2005, we had working capital of $19.5 million as of March 31, 2005. This reflects an increase of approximately $13.9 million compared to working capital of approximately $5.6 million as of December 31, 2004.

With the proceeds of the recent financings and the improving margins in the second half of 2004 in the cigarette business, we anticipate that we will have sufficient funds to support our operations at least through the second quarter of 2006. However, absent the successful completion of our patent infringement litigation, the exercise of outstanding warrants, a substantial improvement in revenues and/or royalties from smokeless tobacco products, or a significant improvement of the volume of sales of cigarettes, we expect that we would need to pursue additional sources of funds after the second quarter of 2006. We began the trial of our patent infringement litigation in January 2005, and if we are successful in defeating RJR’s inequitable conduct defense, which has been tried to the Court, and two pending Summary Judgment Motions, we expect to complete the trial of our patent infringement case shortly after the Court rules on the outstanding defense and Motions for Summary Judgment. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit. Also, we expect to continue to pursue opportunities for licensing our smokeless tobacco products and expanding our sales and marketing efforts, particularly if we obtain additional funds during 2005 from the exercise of outstanding warrants. While we may seek to obtain funds in the future through debt financing, there are significant limitations on our ability to obtain new debt financing, including our agreements with B&W. Moreover, our ability to raise future financings on terms acceptable to us (including through the exercise of outstanding warrants) will depend on a number of factors, including the performance of our stock price and our operational performance. Any equity financing will be dilutive to our existing shareholders.

Our inability to improve operations or to raise funds after the second quarter of 2006 could have a material adverse effect on our ability to meet our working capital needs and continue operations.

Company Mission

Star Scientific, Inc. (“Star”) and its wholly-owned subsidiary, Star Tobacco, Inc. (“ST” and together with Star, the “Company”) are technology-oriented tobacco companies with a mission to reduce toxins in tobacco leaf and tobacco smoke. The Company is engaged in:

(1) the development, implementation and licensing of scientific technology for the curing of tobacco so as to substantially prevent the formation of carcinogenic toxins present in tobacco and tobacco smoke, primarily the tobacco-specific nitrosamines (“TSNAs”);

(2) the manufacturing, sales, marketing and development of very low-nitrosamine smokeless tobacco products that also carry enhanced warnings beyond those required by the Surgeon General, including ARIVA® compressed powdered tobacco cigalett® pieces, STONEWALL Hard Snuff® and Stonewall dry snuff; and

(3) the manufacture and sale of discount cigarettes.

Our long-term focus continues to be the research, development and sale of products, particularly very low-TSNA smokeless tobacco products that expose adult tobacco users to lower levels of toxins, as well as licensing of our very low-TSNA technology. Our overall objective is to ultimately reduce the range of serious health hazards associated with the use of smoked and smokeless tobacco products. We fully accept the evidence that links smoking tobacco with a variety of diseases and premature death and believe it is highly unlikely that the health risks of smoked tobacco can be completely eliminated and that no safe cigarettes will ever be manufactured. We believe we were the first company to state unequivocally that “there is no such thing as a safe cigarette”. Further, we were the first company to affix to the back of the package of our first premium low-TSNA product, Advance®, a package “onsert” which contained not only scientifically verified comparative content data, but also additional health warnings. Nevertheless, in a world where an estimated 1.2 billion people smoke and use other conventional tobacco products, there is an urgent need to reduce the toxicity of tobacco products to the maximum extent possible, given available technology. Accordingly, we believe we have a corporate responsibility to continue our

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research and development efforts to manufacture tobacco products in the least hazardous manner possible, given available technology, particularly through the StarCured® tobacco curing process. While we have deferred our research projects because of cost-cutting efforts necessitated by our lack of available working capital, we expect to renew those efforts after the completion of the trial in our patent infringement lawsuit against RJR, although the extent of future research efforts will depend, in part, on the results of the RJR litigation.

We believe we have the technology, through our exclusive patent licenses, to reduce exposure to carcinogenic TSNAs, particularly the subgroups of nitrosamines commonly referred to as NNNs and NNKs, to the lowest possible levels (with carcinogenic NNKs and NNNs that measure 200 parts per billion and below) and have demonstrated that our method for curing tobacco using the StarCured® tobacco curing process can be scaled up to meet broad commercial needs in the United States and abroad. Our focus on very low-TSNA, non-fermented smokeless tobacco products (in addition to licensing of our technology) is based, in part, on the fact that tobacco smoke contains over 4,000 constituents, 43 of which are known carcinogens. The Company expects that in the future its focus will continue to be on the development and sale of very low-TSNA non-fermented smokeless tobacco products that can be used as an alternative to cigarettes in situations where adult tobacco users either cannot or choose not to smoke,

Over the last several years, we have expended significant effort and money on the development of our very low-TSNA tobacco and smokeless tobacco products, our patent infringement litigation against RJR, and our attempts to market our smokeless products. While product licensing royalties and smokeless tobacco sales were de minimis during the quarter ended March 31, 2005 and the year ended December 31, 2004, we will continue our efforts to develop and sell smokeless tobacco products and enter into licensing arrangements for such products.

Prospects for Our Operations

Discount Cigarettes. Since 2000, our discount cigarette business has experienced a significant decline in sales, partly caused by intensified pricing competition from foreign manufacturers. In addition, a substantial portion of our gross profits on cigarette sales must be paid into escrow to meet our obligations under the MSA. Our cigarettes are sold through approximately 129 tobacco distributors throughout the United States, although we have sought to focus sales efforts in the states of Florida, Minnesota, Mississippi and Texas, where we do not incur escrow obligations under the MSA.

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We have taken a number of steps in recent years to address these negative trends, including promotional programs at the retail level and separate wholesale pricing promotions, as well as the successful restructuring of our senior sales management team in Texas. In addition, in January 2003, we began manufacturing our cigarettes at our own facility and since 2003 we have been able to lower the cost of the tobacco and filters used in our cigarettes.

Despite these efforts, cigarette sales and associated gross profits have continued to generally trend downward over the last several years, particularly when consideration is given to the Company’s MSA escrow requirements and while our gross profits in the first quarter of 2005 exceeded those for the first quarter of 2004, primarily because of increases in prices, we experienced a net operating loss for the quarter. Increasing regulatory requirements in both MSA and non-MSA states, as well as increased pricing competition, have continued to impact on the sales of discount cigarettes. Moreover, there continues to be significant competition in the non-MSA states and pressures on the cigarette industry in general. While the recently enacted Federal buyout legislation for tobacco quota has had an approximately $0.50 increase per carton impact on cigarette prices beginning January 1, 2005, Star along with the rest of the industry has raised prices to cover those costs. It is likely to take more than one year to assess the affect the buyout may have on tobacco cultivation and sales, although the elimination of price supports and limits on tobacco cultivation is expected to result in lower prices for domestically grown tobacco leaf which could, in turn, result in a reduction of the cost of tobacco used in the Company’s cigarettes. While costs of the tobacco buyout program are also assessed on smokeless tobacco products, those costs will be minimal for the foreseeable future given the Company’s de minimis sales of smokeless products.

Notwithstanding the challenges facing our discount cigarette business, we will continue to focus our principal marketing efforts on the sale of discount cigarettes in the four non-MSA states for the foreseeable future. At the same time, we will continue to evaluate the prospects for the cigarette business in general and, in particular, sales in MSA states given the additional regulatory and MSA burdens of operating in those states.

Smokeless Tobacco. Sales of our smokeless products continue to be de minimis and it will take significantly greater sales of smokeless products for this business segment to operate at break-even levels. STONEWALL Hard Snuff® now represents a majority of our hard tobacco sales. We continue to seek to increase the distribution and consumer acceptance of low-TSNA smokeless tobacco products as well as the improvement of our existing very low-TSNA products and the development of other smokeless tobacco products, independently and through alliances with other tobacco manufacturers. Our working capital constraints over the last several years have limited both our direct marketing of smokeless products and our research and development efforts which, if successful, would likely contribute to consumer acceptance of our smokeless tobacco products. We do not expect, in the near term, to increase our efforts to broadly market smokeless products, or to significantly advance our research and development efforts.

Licensing. We have an exclusive, worldwide license from Regent Court Technologies, LLC under eleven patents issued and patents pending relating to methods to substantially prevent the formation of TSNAs in tobacco including the StarCured® tobacco curing process and the production of very low-TSNA tobacco products. The StarCured® tobacco curing process, as discussed herein, involves the control of certain conditions in tobacco curing barns, and in certain applications, uses microwave and/or electronic beam technology. The StarCured® process substantially prevents the formation in the tobacco leaf of the carcinogenic TSNAs, which are widely believed by medical and scientific experts to be among the most abundant and powerful cancer-causing toxins present in tobacco and in tobacco smoke. We continue to pursue means of collecting royalties with respect to this curing technology, including through arrangements described below and our patent infringement litigation against RJR.

Pursuant to the Hard Tobacco Agreement entered into with B&W in April 2001, B&W engaged in a test market of a hard tobacco product using our very low-TSNA smokeless tobacco. However, B&W notified us in December 2004 that the test market was not successful and that, as a result, they were terminating the Hard Tobacco Agreement. We have generated only de minimis revenues from royalties on the sale of smokeless tobacco products by B&W, and we would expect that any additional royalties arising from our agreements with B&W would be dependent on the successful completion of our patent litigation against the recently combined RJR and B&W operating entity.

In the second quarter of 2004, we entered into an agreement with another tobacco manufacturer for the licensing of low-TSNA hard tobacco. Under that agreement, the manufacturer has conducted an initial assessment of a hard tobacco product and the agreement anticipates that this will be followed up with a subsequent test market, although that test market has not been initiated. We do not anticipate receiving any royalties under that agreement for the foreseeable future.

While licensing of our exclusive patent rights is a major potential source of additional revenue for us, fully realizing this potential will depend on our ability to successfully defend and enforce our patent rights.

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Impact of the MSA. We continue to experience negative cash flows from operations, particularly when the significant escrow obligations arising under the MSA are taken into account. As of April 25, 2005, we have deposited into escrow a net amount of approximately $37.1 million for sales of cigarettes in MSA states during the period 1999-2004. We deposited a total amount for 2004 sales of approximately $3.9 million which includes approximately $0.2 million deposited during the first quarter of 2005, approximately $0.2 million for deposits in 2004 in the form of quarterly escrow payments and approximately $3.5 million which was deposited in April 2005. This compares to a net amount of approximately $6.2 million that we deposited in 2004 for 2003 sales. To minimize the impact of these MSA obligations on our liquidity, we have attempted to focus our cigarette sales primarily in the four non-MSA states, where we are not required to make deposits into escrow, and have enhanced our efforts to prevent our cigarettes intended for the non-MSA states from being diverted into MSA states. However, in the near term we must continue to make substantial MSA escrow deposits, but expect that these amounts will continue to decrease based on information which we have on direct sales in MSA states and the level of indirect sales by our customers to MSA states.

Recent Legislation Impacting Sales of Discount Cigarettes.

Over the last two years there have been significant increases in the regulatory burdens faced by our cigarette business. Minnesota, one of the four non-MSA states in which we increasingly have focused our sales of discount cigarettes, passed a statute which took effect on July 1, 2003, requiring distributors in the state to pay an additional $0.35 per-pack fee on cigarettes purchased from manufacturers like us that have not entered into a separate settlement with the state. Because the statute impacts on all non-participating manufacturers, its effect has tended to be uniform among these manufacturers. The statute has provided an advantage to Vector Group, whose subsidiary Liggett Group manufactures and sells several discount brands that compete with brands of non-participating manufacturers, including those sold by us. Vector had previously settled with the State of Minnesota, and after passage of the statute reached a separate agreement on payments that it would have to make each year under its prior settlement.

In each of the other three non-MSA states, bills were introduced in the 2004 legislative sessions that would have imposed an additional user fee on non-participating manufacturers at a rate of $0.40 to $0.50 per pack on cigarettes sold by companies that have not entered into separate settlement agreements with those states, but none of these bills were passed. Similar legislation has been introduced in Florida, Mississippi and Texas in 2005, but none of these bills have been enacted as of this date. Passage of statutes in the non-MSA states that impose fees on manufacturers would be expected to impact on all such manufacturers equally, but would make discount cigarettes more expensive and lessen the competitive price advantage they currently enjoy compared to generic and premium brand cigarettes.

In addition, there are numerous recently enacted statutes and legislative initiatives in MSA states that could further impact our ability to compete in these states. We have determined to cease sales in certain states in response to some of these developments.

Michigan, an MSA state, passed a fee statute in January 2004 that requires the payment of a $0.35 per-pack fee on cigarettes sold by non-participating manufacturers, which must be paid in advance, and is based on an estimate of projected sales by the state’s Department of Revenue. This fee is in addition to the MSA requirement that non-participating manufacturers deposit funds into escrow for each cigarette sold in an MSA state. Given the cost burden of making both the escrow payments and fee payments, we advised the Department of Revenue that we will not sell our cigarette brands in Michigan in the future. Utah and Alaska — MSA states where we had virtually no sales — have passed additional per-pack fees imposed on cigarette sales by non-participating manufacturers. Legislation imposing a fee on cigarettes sold by non-participating manufacturers has been introduced in a number of MSA states in 2005, but none of these bills have been enacted into law to date. The impact of these new statutes in the MSA states would be expected to negatively impact on sales in these states by all non-participating manufacturers, including Star. However, as previously noted, we have sought to focus our cigarette sales in recent years in the four non-MSA states. During the year ended December 31, 2004, approximately 90% of our cigarette sales were in non-MSA states and we believe that the percentage of sales in non-MSA states during 2005 will be somewhat higher.

On June 28, 2004, regulations went into effect in the State of New York requiring that cigarettes sold in that state meet certain fire safety standards. We decided it would not be economically feasible to develop a separate type of cigarette for sale in New York and have not attempted to become certified under the new regulations. As a result, we are not now selling cigarettes in New York and do not anticipate having sales of cigarettes in New York in the future. Bills relating to fire safety standards have been introduced in several other states and in Congress. We will monitor these legislative initiatives as they move forward and, as appropriate, reassess our decision not to develop a cigarette that complies with such regulations.

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On February 10, 2005, the Department of Agriculture issued regulations implementing the “buyout” payment program in connection with the termination of the federal tobacco quota program pursuant to the Fair and Equitable Tobacco Reform Act of 2004. Under the statute, the $10 billion buyout will be paid for by all tobacco manufacturers over a ten-year period based on each company’s percentage of sales. The apportionment of responsibility for payments to quota holders will be 96% to cigarette manufacturers, with the remaining 4% divided among other tobacco product manufacturers, based on market share. Under the regulations, the assessment will be made quarterly beginning January 1, 2005. The first quarterly payment was to have been due on March 31, 2005 based on sales levels during the last quarter of 2004 but that payment has been delayed due to difficulty in implementing the program. Payments in the future will be due each quarter based on market share calculations derived from sales in the immediately prior quarter. We estimate that the first quarterly payment will be approximately $1.1 million. All of the major tobacco companies, as well as Star, have increased prices to cover the cost of the buyout, which has been estimated to be approximately $0.50 for each carton of cigarettes sold effective January 1, 2005 and a comparable cost for smokeless products. It is likely to take more than one year to assess the affect the buyout may have on tobacco cultivation and sales, although the elimination of price supports and limits on tobacco cultivation is expected to result in lower prices for domestically grown tobacco leaf which could, in turn, result in a further reduction of the cost of tobacco used in the Company’s cigarettes.

RJR Litigation.

In May 2001, we filed a patent infringement action against RJR in the United States District Court for Maryland, to enforce our rights under U.S. Patent No. 6,202,649 (`649 Patent), which claims a process for substantially preventing the formation of TSNAs in tobacco. On July 30, 2002, we filed a second patent infringement lawsuit against RJR based on a new patent issued by the U.S. Patent and Trademark Office on July 30, 2002 (Patent No. 6,425,401). The new patent is a continuation of the `649 Patent, and on August 27, 2002 the two suits were consolidated. See Part II, Item 1 of this report for additional information on the history of this litigation.

Trial in this case commenced on January 31, 2005 before the Court on RJR’s defense of inequitable conduct before the patent office. At the conclusion of the bench trial of this portion of the case, the Court advised the parties that it would take the matter under advisement, and expected to issue a ruling on this portion of the case at the same time that it rules on two additional Summary Judgment Motions that were filed by RJR on January 25, 2005. Briefing on these motions was completed on March 11, 2005. If the Court denies RJR’s inequitable conduct defense and the Motions for Summary Judgment, then we expect that the remainder of the case will be set for a jury trial shortly thereafter. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit.

The lawsuit against RJR is the centerpiece of our announced policy of protecting the intellectual property to which we are the exclusive licensee under our license arrangement with Regent Court Technologies.

Merger of B&W and RJR..

In 2004, B&W and certain of its affiliated tobacco businesses combined operations under the new publicly traded holding company, Reynolds American Inc., which is 42% owned by British American Tobacco PLC, the former parent of B&W. We have a variety of agreements with B&W. Given our pending patent infringement lawsuits against RJR, it is difficult to evaluate the precise impact which the transaction between B&W and RJR will have on us and our operations. However, the fact that B&W and RJR have combined their operations could have a negative impact on the range of existing agreements which we have entered into with B&W, including future royalties under our agreements relating to the Advance® low-TSNA cigarette, and potential royalties on B&W’s purchase of StarCured® tobacco and other low-TSNA tobacco. For instance, B&W’s deeming the hard tobacco test market to be unsuccessful appeared to us to be inconsistent with conversations between individuals at Star and RJR to the effect that the hard tobacco test market had been very successful, and that enthusiasm had been expressed about getting this product on the market quickly.

In recent years, B&W has granted us a number of concessions under our agreements, including deferred interest and principal payments, consenting to our incurrence of additional indebtedness and agreeing to modify the now-terminated Hard Tobacco Agreement to allow us to pursue similar licensing arrangements with third parties. B&W’s failure to grant similar concessions in the future could have a number of adverse consequences, including restricting the pursuit of business opportunities with B&W or third parties, limiting the Company’s ability to raise funds through debt financing and requiring payment of our obligations to B&W.

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In addition, RJR took the position in our litigation that the new operating entity established as a result of this combination transaction assumed all of the rights and obligations under the agreements previously entered into between us and B&W, and moved to dismiss the case on that basis. After full briefing, the Court denied RJR’s motion to dismiss, and found that B&W had attempted to assign the Star/B&W agreements to the new subsidiary, and that we had not consented to the assignment and that the de facto merger doctrine did not apply to vitiate the need for our consent. In its ruling the Court did leave open the question of what impact, if any, the combination may have on the future licensing arrangements with RJR, but noted that those considerations did not impact on the claims asserted by us in the patent litigation.

Results of Operations

The Company’s unaudited condensed consolidated results for the periods ended March 31, 2005 and 2004 are summarized in the following table:

	Three Months Ended March 31,
	2005	2004
Net sales	$16,962,448	$17,161,055
Cost of goods sold	4,015,668	4,398,641
Federal excise tax	7,995,254	9,866,303
Department of Agriculture Payment	1,140,000	—

Gross profit	3,811,526	2,896,111

Total operating expenses	7,371,454	6,851,981

Operating loss	(3,559,928)	(3,955,870)

Net loss	$(8,481,213)	$(2,682,603)

Basic Loss per common share	$(.12)	$(.04)

Weighted average shares outstanding	70,286,224	60,862,337

First Quarter 2005 Compared with First Quarter 2004

Net Sales. During the first quarter of 2005, the Company’s cigarette sales decreased by 1.5% or $0.2 million to approximately $17.0 million compared to approximately $17.2 million during the first quarter of 2004, notwithstanding that volume decreased to approximately 409 million cigarettes in the first quarter of 2005 from approximately 509 million cigarettes in the first quarter of 2004. The number of cigarettes sold reflects the Company’s efforts to continue to operate in very competitive and price-sensitive geographic regions, namely Texas, Florida, Mississippi and Minnesota, to limit sales in MSA states, and the decision in 2004 to increase price to improve margin on cigarette sales. The average sales price per carton increased approximately 22.8% from approximately $6.72 per carton during the first quarter of 2004 to approximately $8.25 per carton during the first quarter of 2005. This included an approximately $0.50 per carton increase in 2005 to cover the cost of the recent tobacco farmer buyout legislation.

Cigarette shipments in the first quarter of 2005 totaled approximately 59.3 truckloads. This compares to approximately 73.5 truckloads in the first quarter of 2004. Gross margin was approximately $3.8 million during the first quarter of 2005, versus approximately $2.9 million in the first quarter of 2004. This was primarily due to achieving higher pricing at an average carton price of approximately $8.25 during the first quarter of 2005, versus approximately $6.72 per carton during the first quarter of 2004.

The Company’s shipments of cigarettes decreased compared to the first quarter of 2004 and cigarette sales have continued to generally trend downward over the last several years, particularly when consideration is given to the Company’s MSA escrow requirements. Increasing regulatory requirements in both MSA and non-MSA states, as well as increased pricing competition, have continued to impact on the sales of discount cigarettes.

During the first quarter of 2005, Star continued to market two very low-TSNA smokeless tobacco products – ARIVA® and STONEWALL Hard Snuff®. The sales of smokeless products has decreased approximately $26,000 or 35% to approximately $50,000 during the first quarter of 2005 from $76,000 for the first quarter of 2004. The sales of smokeless tobacco products continues to be de minimis and it will take significantly greater sales of smokeless products for this business segment to operate at breakeven levels. As of the middle of 2004, STONEWALL Hard Snuff® had been introduced into approximately 7,000 locations and that number has remained fairly constant since that time. STONEWALL Hard Snuff® now represents a majority of Star’s hard tobacco sales.

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The Company’s net sales of ARIVA® continued to be de minimis in the first quarter. Acceptance of ARIVA® as an alternative to cigarettes has continued to be adversely impacted by a number of factors, including, among others: (1) lack of consumer familiarity with ARIVA®, (2) the fact that ARIVA® requires a change in habit by smokers, i.e. using a smokeless product rather than a smoked product; (3) publicly stated opposition to ARIVA® by certain Attorneys General and certain public health advocacy groups which has appeared in various newspapers and FDA filings; (4) ARIVA® requires smokeless warning labels that may be unfamiliar to and/or misunderstood by cigarette smokers; (5) the need to develop name brand recognition with consumers; and (6) difficulty in obtaining capital required for large-scale consumer education and marketing directed to adult tobacco users. While STONEWALL Hard Snuff®, as a smokeless tobacco product, is more familiar to adult consumers of smokeless tobacco in terms of use and taste, sales of both STONEWALL Hard Snuff® and ARIVA® have been impacted by the Company’s working capital constraints over the last several years which have resulted in limited expenditures for marketing and product placement.

Beginning in 2002, ARIVA® was broadly distributed in retail outlets throughout the United States. Based on the continued, de minimis sales of ARIVA® and the passage of time from the initial placement of the product, management believes the number of locations actively selling ARIVA® as of the end of the first quarter of 2005 continues to be less than 5,000 stores.

During the first three months of 2005, the Company did not earn any royalties paid by B&W on sales of its ADVANCE® low-TSNA cigarette, which B&W had been test marketing in Indianapolis, Indiana and Phoenix, Arizona. Given the recent combination of the B&W and RJR operations, it is not clear whether Advance® will be continued to be test marketed in the future.

During the first quarter of 2005 there were no royalties paid to the Company for sales of smokeless hard tobacco.

Gross Profits. Gross profit increased approximately $0.9 million or 31.6% in the first quarter of 2005 to approximately $3.8 million from approximately $2.9 million in the first quarter of 2004. The increase was due to higher sales prices which offset lower volume and slightly higher cost of goods sold for the Company’s cigarette products. The Federal excise taxes have remained constant at $3.90 per carton for both periods, but there was an increased cost of approximately $.50 per carton for the tobacco buyout legislation.

For discount cigarette sales during the first quarter of 2005, the Company’s cost-of-goods sold increased by approximately 21.2%, to approximately $1.77 per carton, compared with an average cost of approximately $1.46 per carton during the first quarter of 2004. This increase was primarily caused by the reduction in volume which limits the extent to which fixed costs can be spread out over a larger number of cartons. Additionally, we experienced slightly higher filter and cut rag tobacco costs during the first quarter.

Consistent with the practice over the last few quarters, during the first quarter of 2005, excess production costs for the Company’s ARIVA® and STONEWALL Hard Snuff® manufacturing lines were recognized as general and administrative expenses as reflected below. Due to the underutilization of the packaging equipment for smokeless products, the Company’s gross profit for smokeless products was zero during both periods when sales were netted against the cost of manufacturing.

Total Operating Expenses. Total operating expenses increased by approximately $0.5 million to approximately $7.4 million for the first quarter of 2005 from approximately $6.9 million for the first quarter of 2004. Research and development costs have remained approximately the same in both periods. Marketing and distribution costs increased by approximately $0.5 million, while general and administrative costs rose by approximately $0.4 million. Depreciation costs decreased by approximately $0.4 million.

Marketing and Distribution Expenses. Marketing and distribution expenses totaled approximately $3.0 million for the first quarter of 2005, an increase of approximately $0.5 million or 22.2% compared with approximately $2.4 million for the first quarter of 2004. This was primarily due to higher commission costs of approximately $0.3 million and higher shipping costs due to increases in fuel costs.

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General and Administrative Expenses. General and administrative expenses totaled approximately $4.2 million for the first quarter of 2005, an increase of approximately $0.4 million compared with approximately $3.8 million for the first quarter of 2004. This increase was primarily due to increased legal expenses associated with the trial of the first portion of our patent infringement case against RJR, which took place during the period January 31 to February 8, 2005. Legal costs during the first quarter of 2005 associated with pretrial discovery and depositions in January as well as the trial before the Court in January and February 2005 totaled approximately $1.2 million compared with legal costs related to the case against RJR during the first quarter 2004 of approximately $0.7 million. There was also an under-utilization cost of approximately $0.3 million for both periods for the packaging equipment for smokeless tobacco products. The Company anticipates general and administrative costs of approximately $1 million in connection with the completion of the trial portion of its patent infringement litigation.

Research and Development Expenses. There were de minimis costs of approximately $27,000 during the first quarter of 2005 and $20,000 during the first quarter of 2004. Consistent with its efforts to cut costs, the Company deferred certain research projects in the last half of 2003 and in 2004 and into 2005. The Company expects to maintain its spending on research during at least the first two quarters of 2005 at a de minimus level, while it continues to concentrate on the preparation for the ongoing trial of its patent infringement litigation. Presently, the Company’s research focus is directed to assessing the impact that products with reduced toxin levels may have on the range of serious health hazards associated with the use of conventional smoked and smokeless tobacco products. While its research work has been deferred as a result of its lack of available working capital, the Company has designed several additional scientific studies to determine, among other things, whether a reduction in TSNAs can be equated with a reduction in health risk, to assess biomarker differences that can be equated to levels of various toxins in smoked versus smokeless tobacco, and to measure the impact of the decline in TSNA exposure in low-TSNA smokeless tobacco compared to traditional cigarette products. However, because of monetary constraints we are not moving forward with these studies at this time. When we initiate these studies, they will be conducted by independent laboratories and universities. The Company hopes to renew its research and development efforts in late 2005, subject to the availability of funds.

Depreciation. Depreciation expense totaled approximately $0.2 million for the first quarter of 2005, compared with approximately $0.6 million in the first quarter of 2004. This approximately $0.4 million difference was due to a one-time adjustment of approximately $0.5 million in the useful life of certain fixed assets at the Chase City and Chester, Virginia locations during the first quarter of 2004.

Interest Expense. The Company had interest expense of $238,890 and interest income of $234,344, for a net interest expense of $4,546 in the first quarter of 2005. This compares to interest expense of $482,454 and interest income of $43,336 for a net interest expense of $439,118 in the first quarter of 2004. The higher interest expense in the first quarter of 2004 resulted primarily from interest charges on the $4.5 million borrowed from the Company’s CEO. This interest expense was partially offset by interest income generated by the Company’s MSA escrow fund; however, the escrow fund interest rates are very low due to the conservative investment options permitted by the escrow agreements. The higher interest income during the first quarter of 2005 is due to higher cash balances as well as increased interest income from the Company’s MSA escrow fund. The Company receives for its own account the current interest on the amounts in escrow.

Loss on Conversion of Long-term Debt to Equity. On January 10, 2005, Manchester converted the $9.0 million convertible debenture into 3,179,810 shares of the Company’s common stock, which reflected an adjusted conversion price from $3.73 to $2.897, and $212,000 of accrued and unpaid interest. As a result of this transaction, the debenture was fully converted and cancelled with Manchester having no rights under the Debenture. As a result of the conversion of debt into equity, the Company recorded a non-cash charge during the first quarter of 2005 of $4,833,466 to reflect the cost of the discount provided for in the conversion, as well as to expense the remaining portion of the unamortized costs of the initial debt issuance and discounts on the convertible debentures of approximately $1.4 million related to the allocation of debt proceeds to the warrants and beneficial conversion features.

Income Tax Benefit. The Company had no income tax benefit for the first quarter of 2005 as compared to an income tax benefit of $1.6 million for the first quarter of 2004. The tax benefits in 2004 was attributable to the loss experienced that year. In 2005, there was no tax benefit due to a valuation allowance.

Net Loss. The Company had a net loss of approximately $8.5 million for first quarter 2005 compared with a net loss of approximately $2.7 million reported in the comparable 2004 period. The net loss in 2005 primarily reflects the impact of the approximately $4.8 million loss on the conversion of debt to equity, higher operating expense of $0.5 million, offset by higher pricing on cigarette sales despite a reduction in volume, as well as no tax benefit due to the valuation allowance.

In the first quarter 2005, the Company had basic and diluted loss per share of $(0.12) compared to a basic and diluted loss per share of $(0.04) in the same period in 2004.

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Liquidity and Capital Resources

Overview

During the first quarter of 2005, we raised $18.0 million through the sale of common shares. As of March 31, 2005, we had a working capital surplus of approximately $19.5 million. Future cash needs over the near term include:

•	litigation costs in connection with the trial portion of our patent infringement case against RJR, the first part of which was tried from January 31 to February 8, 2005. We expect the trial costs to be approximately $1 million;

•	monthly payments of approximately $300,000 to B&W for combined principal and interest on restructured accounts payable which was approximately $8.1 million as of January 1, 2005. Beginning in January 2006, we will also make combined principal and interest payments of approximately $300,000 per month in connection with the long term tobacco curing barn debt due B&W;

•	monthly payments of approximately $200,000 for operating and capital leases;

•	quarterly payments of approximately $1.1 million under the tobacco quota buyout program which, as noted above, is being offset by increased prices that went into effect on January 1, 2005; and

•	funding of other aspects of our current operations in light of continued operating losses.

In addition, there exist certain contingencies which could require the Company to make significant cash payments, including:

•	the Company is challenging the Virginia Department of Taxation’s sale and use tax assessment of $988,564 with respect to the Company’s curing barns. An administrative proceeding relating to this challenge may be concluded in late 2005.

With the proceeds of the recent financings and the improving margins in the cigarette business, we anticipate that we will have sufficient funds to support our operations at least through the second quarter of 2006. However, absent the successful completion of our patent infringement litigation, the exercise of outstanding warrants, a substantial improvement in revenues and/or royalties from smokeless tobacco products, or a significant improvement of the volume of sales of cigarettes, we expect that we would need to pursue additional sources of funds after the second quarter of 2006. We began the trial of our patent infringement litigation in January 2005, and if we are successful in defeating RJR’s inequitable conduct defense, which has been tried to the Court, and two pending Summary Judgment Motions, we expect to complete the trial of our patent infringement case shortly after the Court rules on the outstanding defense and motions for summary judgment. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit. Also, we expect to continue to pursue opportunities for licensing our smokeless tobacco products and expanding our sales and marketing efforts, particularly if we obtain additional funds during 2005 from the exercise of outstanding warrants. While we may seek to obtain funds in the future through debt financing, there are significant limitations on our ability to obtain new debt financing, including our agreements with B&W. Moreover, our ability to raise future financings on terms acceptable to us (including through the exercise of outstanding warrants) will depend on a number of factors, including the performance of our stock price and our operational performance. Any equity financing will be dilutive to our existing shareholders.

Summary of Balances and Recent Sources and Uses

As of March 31, 2005, we had positive net working capital of approximately $19.5 million, approximately $22.4 million in cash and cash equivalents and approximately $6.7 million of accounts receivable, compared to a working capital deficit of approximately $1.3 million, approximately $7.7 million in cash and cash equivalents, and approximately $4.9 million in accounts receivable, as of March 31, 2004.

Net Cash Provided By (Used In) Operating Activities. In the first three months of 2005 approximately $2.1 million of cash was used in operating activities compared to approximately $0.2 million of cash generated by operating activities during the first three months of 2004. The primary difference in cash used during the first quarter of 2005, compared to cash provided in the first quarter of 2004, was the absence of a tax benefit in 2005, compared to a $1.6 million tax benefit in 2004.

Net Cash Provided By (Used In) Financing Activities. In the first quarter of 2005, approximately $17.0 million was generated by financing activities versus approximately $7.5 million in the first quarter of 2004. The funds generated during

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2005 were from the $18.0 million in net proceeds from the sales of our common stock net of $1.4 million of payments on long-term debt and capital lease obligations.

In February and March 2005, we completed Securities Purchase and Registration Rights Agreements for the sale of 3.6 million shares of common stock, together with 9-month warrants, with an exercise price of $5.00 per share, for an additional 3.6 million shares of common stock. We received aggregate proceeds of $18.0 million from the sale of shares and we have the potential for the receipt of an additional $18.0 million in aggregate proceeds, if the warrants are exercised in 2005 prior to their expiration, although any decision to exercise the warrants is not within our control and will depend primarily on the performance of our stock price during the remainder of the year.

Net Cash Provided by (Used In) Investing Activities. During both the first quarters of 2005 and 2004, there was minimal cash used by investing activities.

Net Cash Used in MSA Escrow Payments. As of April 15, 2005, we deposited approximately $3.9 million into escrow for our MSA escrow obligation for 2004 sales versus a net amount of approximately $6.2 million for 2003 sales which were deposited in 2004. Of the approximately $3.9 million, approximately $0.2 million was deposited in 2004 in the form of quarterly escrow payments, an additional approximately $0.2 million was deposited in the first quarter of 2005, and the remaining amount of approximately $3.5 million was deposited into escrow in April 2005. The lower amount deposited for 2004 sales was a direct result of decreased sales in MSA states and continued declines in overall cigarette sales.

Cash Demands on Operations

We continue to experience operating losses. For the first quarter of 2005, sales of our discount cigarettes totaled approximately $17.0 million, a decline of approximately $0.2 million or 1.5%, from approximately $17.2 million during the first quarter 2004. Although our truckload sales decreased compared to the first quarter of 2004, the gross margin increased substantially due to price increases, including an approximate $0.50 per carton increase beginning in January 2005 to cover the cost of the recent tobacco farmer buyout legislation. Sales of our smokeless products as well as royalty income continue to be de minimis. While our gross profits in the first quarter of 2005 exceeded those for the first quarter of 2004, primarily because of increases in prices, we experienced a net operating loss for the quarter. Our net working capital and results of operations do not reflect our obligation to make MSA escrow deposits for 2005 sales, which we must make in April 2006 or in quarterly payments in certain states in 2005.

In addition, we have spent a significant amount of money in connection with the development and protection of our intellectual property portfolio, principally in connection with our patent infringement litigation against RJR. We recognize that in order to protect and defend our intellectual property, additional capital will need to be spent in connection with our ongoing patent litigation matters.

Our inability to improve operations or to raise funds after the second quarter of 2006 could have a material adverse effect on our ability to meet our working capital needs and continue operations.

Contingent Liabilities and Cash Demands

B&W Agreements. Under the Restated Master Agreement, as amended by letter agreements dated December 4, 2002 and August 14, 2003, between B&W and the Company, we owe B&W approximately $20 million of long-term debt, with no interest accruing, or principal payments required through December 31, 2005. Beginning January 1, 2006, interest accrues and is payable monthly at prime plus 1% and principal is due in 96 monthly installments of approximately $208,000. The debt is secured by tobacco leaf inventory, the tobacco curing barns, and a first priority security interest in our intellectual property. Once the outstanding loan balance is reduced to $10 million, the collateral will be released by B&W.

In addition, as of December 31, 2004, we had an obligation of $8,184,875 payable to B&W as a result of restructured accounts payable. The principal payments on this obligation were deferred until January 2005. Beginning in January 2005 that debt is being repaid through monthly principal payments of $250,000, plus interest at prime plus 1% on the outstanding balance. The balance of principal outstanding as of March 31, 2005 was approximately $7.4 million.

Under the Other Low TSNA Tobacco Agreement which was entered into with B&W in April 2001, B&W is obligated to pay royalties to us on its purchases of StarCured® tobacco and other low-TSNA tobacco once a royalty rate is established with one of the other three largest tobacco manufacturers pursuant to the terms of the April 25, 2001 Agreements. In the second quarter of 2004, we entered into an agreement with another tobacco manufacturer for the licensing of low TSNA hard tobacco. We do not anticipate receiving any royalties under that agreement for the foreseeable future. To enable us to pursue this agreement, and potentially other licensing of hard tobacco products, B&W agreed to waive its ten-year right to be the exclusive purchaser of hard tobacco from Star (subject to Star’s own rights) in return for concessions under the now-

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terminated Hard Tobacco Agreement and a 3-month extension of the date on which it would begin once again to pay royalties under the April 25, 2001 Other Low TSNA Tobacco Royalty Agreement, once a royalty rate is established with one of the other three largest tobacco manufacturers.

Master Settlement Agreement. The MSA escrow deposit for 2005 sales is due on or before April 15, 2006, except for any quarterly payments required under recent changes to the qualifying statutes in a number of the MSA states. In 2004, our sales of cigarette decreased approximately 9% from 2.0 billion units to 1.8 billion units and we sought to focus our sales in the four non-MSA states, in which we are not obligated to make escrow payments. Notwithstanding these facts, we have continued to make some sales to customers in MSA states and have had escrow obligations for indirect sales made by our direct customers. As of April 25, 2005, we have deposited into escrow a net amount of approximately $37.1 million for sales of cigarettes in MSA states during the period 1999-2004. We deposited a total amount for 2004 sales of approximately $3.9 million which includes approximately $0.2 million deposited during the first quarter of 2005, approximately $0.2 million for deposits in 2004 in the form of quarterly escrow payments and approximately $3.5 million which was deposited in April 2005. This compares to a net amount of approximately $6.2 million that we deposited in 2004 for 2003 sales. To minimize the impact of these MSA obligations on our liquidity, we have attempted to focus our cigarette sales primarily in the four non-MSA states and have enhanced our efforts to prevent our cigarettes intended for the non-MSA states from being diverted into MSA states. However, in the near term we must continue to make substantial MSA escrow deposits, but expect that these amounts will continue to decrease based on information which we have on direct sales in MSA states and the level of indirect sales by our customers to MSA states.

Litigation Costs. We have entered into fee arrangements with counsel in several litigation and related matters under which certain costs related to the litigation are being advanced by counsel on our behalf. Given the contingent nature and the fact that a probability assessment of liability cannot be made at this time, no accrual has been made for this contingent liability. We have paid or accrued all existing obligations. Also, as part of our fee arrangements in certain of these matters, we have agreed to pay counsel a percentage of any damage award and a percentage of the resulting payments we actually receive in the event that the litigation is resolved in our favor in return for a cap on fee payments during the litigation.

We are currently prosecuting patent infringement claims against RJR in a consolidated action in the United States District Court for the District of Maryland and in 2002 were successful in having a declaratory judgment action brought by Philip Morris dismissed on the basis that no actionable controversy existed between the companies. We anticipate incurring significant expenses in terms of legal fees and costs in connection with the RJR litigation for the foreseeable future.

In the past we have maintained product liability insurance only with respect to claims that tobacco products manufactured by or for us contain any foreign object, i.e. any object that is not intended to be included in the manufactured product. We currently do not maintain such insurance and as a result are self-insured for this risk. The product liability insurance that we previously maintained did not cover health-related claims such as those that have been made against the major manufacturers of tobacco products. We do not believe that such insurance currently can be obtained. We have never been named as a defendant in any legal proceedings involving claims arising out of the sale, distribution, manufacture, development, advertising, marketing or claimed health effects relating to the use of our tobacco products. While we may be named as a defendant in the future, we believe we have conducted our business in a manner which decreases the risk of liability in a lawsuit relating to product liability because we have:

•	attempted to consistently present to the public the most current information regarding the health effects of long-term smoking and tobacco use;

•	always acknowledged the addictive nature of nicotine; and

•	stated unequivocally that smoking involves a range of serious health risks, is addictive and that smoked cigarettes products can never be produced in a “safe” fashion.

Over the past several years, we have asserted several challenges to the MSA and qualifying statutes. These constitutional challenges were not successful and we are not currently engaged in any litigation challenging the constitutionality of the MSA and qualifying statutes. Also, we completed a comprehensive settlement relating to our obligation as a nonparticipating manufacturer under the MSA in June 2003. As a result, we do not anticipate incurring significant costs related to litigation arising out of the MSA in the future.

Request for Private Letter Ruling and Virginia Tax Assessment. In 2004 we were notified that our 2001 federal income tax return has been selected for examination by the Internal Revenue Service. No action has currently taken place with regard to this audit. Except for the item discussed below, the impact of the IRS examination on our financial condition, results of operations and cash flow, if any, cannot be ascertained at this time.

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During 2002, we submitted to the IRS a Request for a Private Letter Ruling asking that the IRS rule on the deductibility of funds placed in escrow under the MSA. We have taken the position on our 2001 and later federal and state income tax returns that the payment to the escrow account under the terms of the MSA is a current expense. Additionally, we filed claims for refunds of taxes paid in prior years based upon the deductibility of these escrow payments. During 2002 and 2003, we received a total of $12.6 million in federal and state refunds relating to such claims. During 2004, we received an additional $1.4 million in state refunds relating to such claims.

If the IRS determines that it will not grant our Request, we anticipate that we will withdraw the Request. Further, if upon examination, the IRS rules against us with respect to the claimed deductions, we expect that we may challenge any such determination through the Appeals process up to and including the US Tax Court to seek a final determination with respect to this issue. While we believe our position is reasonable and supported by the statute and IRS Regulations, the outcome of these proceedings cannot be predicted. Ultimate resolution of this matter, should the IRS rule adversely, is not anticipated until 2006, at the earliest.

If it is ultimately determined that our treatment of the payments into escrow is not a current deduction for tax purposes, we expect that our existing carryback claims net of operating loss deductions will be sufficient to offset any additional tax due for the years in question, given the extent of our recent losses. Further, we would be subject to interest and possibly certain penalties. However, those amounts would also be subject to being offset by our existing carryback claims to the extent available, and we would contest the assessment of any penalties should these occur.

In a letter dated October 7, 2004, we received notice from the Commonwealth of Virginia that an adverse decision had been made by the Commissioner of Taxation with respect to the sales and use tax assessment previously issued to us and that the sales and use tax assessment plus penalties and interest together, as of October 7, 2004, totaled approximately $988,000. We continue to challenge this assessment and have filed a request for reconsideration with the Commissioner of Taxation, and are prepared to file a judicial action if the administrative action is not favorable. The filing of the request for reconsideration stays any collection of the tax assessment, although interest continues to accrue. While the Company is optimistic that its request for reconsideration will be accepted based on prior rulings in similar cases, if the assessment is not reversed, the Company will be required to pay the tax, penalties and interest due. The Company does not believe that it is probable that an obligation has been incurred and, as a result, no amounts have been accrued for this cost.

Development Grants. On March 12, 2002, Governor Warner of the Commonwealth of Virginia announced that the Company would receive a grant of $300,000, which was provided shortly thereafter, to assist Mecklenburg County and Chase City in the acquisition of the Company’s new processing facility adjacent to its existing tobacco receiving station in Chase City, Virginia. Furthermore, the Company is eligible for a further grant of $500,000, and other substantial incentives, including tax rebates, employee training and property tax refunds, if it is able to successfully expand its ARIVA® and STONEWALL Hard Snuff ® manufacturing facilities in Chase City, Virginia, in connection with the manufacturing of these products. In late 2004, the Company responded to inquiries from the State to show its level of investment and hiring for its Chase City operations and to substantiate the actual results achieved compared to the original projections described in the grant application. In its response, the Company requested that the grant be extended for an additional year, given certain delays which have been encountered in connection with the launch of its smokeless tobacco products, including the filing of several unsuccessful Citizen’s Petitions with the FDA which sought to have the Company’s low-TSNA hard tobacco products regulated as a drug by the FDA rather than as conventional snuff tobacco products. To date, the Company has not received a response to this request, but the Company’s believes there is a significant probability this request will be granted. Depending on the level of investment and hiring recognized by the State, the Company may be required to return some or all of the $300,000 in grant funding.

Conclusion

With the proceeds of the recent financings and the improved margins in the cigarette business, we anticipate that we will have sufficient funds to support our operations at least through the second quarter of 2006. However, absent the successful completion of our patent infringement litigation, the exercise of outstanding warrants, a substantial improvement in revenues and/or royalties from smokeless tobacco products, or a significant improvement of the volume of sales of cigarettes, we expect that we would need to pursue additional sources of funds after the second quarter of 2006. We began the trial of our patent infringement litigation in January 2005, and if we are successful in defeating RJR’s inequitable conduct defense, which has been tried to the Court, and two pending Summary Judgment Motions, we expect to complete the trial of our patent infringement case shortly after the Court rules on the outstanding defense and Motions for Summary Judgment. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit. Also we expect to continue to pursue opportunities for licensing our smokeless tobacco products, expanding our sales and marketing efforts and efforts to improve our existing very low-TSNA smokeless products, particularly if we obtain additional funds during 2005 from the

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exercise of outstanding warrants. While we may seek to obtain funds in the future through debt financing, there are significant limitations on our ability to obtain new debt financing, including our agreements with B&W. Moreover, our ability to raise future financings on terms acceptable to us (including through the exercise of outstanding warrants) will depend on a number of factors, including the performance of our stock price and our operational performance. Any equity financing will be dilutive to our existing shareholders.

Our inability to improve operations or to raise funds after the second quarter of 2006 could have a material adverse effect on our ability to meet our working capital needs and continue operations.

Item 3. Qualitative and Quantitative Disclosures About Market Risk

The Company has not entered into any transactions using derivative financial instruments or derivative commodity instruments and believes that its exposure to market risk associated with other financial instruments (such as investments and borrowings) and interest rate risk is not material.

While a majority of the Company’s debt facilities and leases are at fixed interest rates, some borrowings, including some of the Company’s leases, are at variable rates and, as a result, the Company is subject to interest rate exposure. There is no interest payable on a majority of the debt due to B&W until the beginning of 2006, at that time the debt will bear an interest rate of prime plus 1%.

In addition, the Company’s investments in the MSA-related escrow accounts are short-term, very high-quality investments. Consequently, the income generated by these investments is subject to fluctuation with changes in interest rates. The Company receives, for its own account, the current interest on the amounts in escrow.

Note on Forward-Looking Statements

THIS REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE COMPANY HAS TRIED, WHENEVER POSSIBLE, TO IDENTIFY THESE FORWARD-LOOKING STATEMENTS USING WORDS SUCH AS “ANTICIPATES,” “BELIEVES,” “ESTIMATES,” “EXPECTS,” “PLANS,” “INTENDS” AND SIMILAR EXPRESSIONS. THESE STATEMENTS REFLECT THE COMPANY’S CURRENT BELIEFS AND ARE BASED UPON INFORMATION CURRENTLY AVAILABLE TO IT. ACCORDINGLY, SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE THE COMPANY’S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, SUCH STATEMENTS. THESE RISKS, UNCERTAINTIES AND CONTINGENCIES INCLUDE, WITHOUT LIMITATION, THE CHALLENGES INHERENT IN NEW PRODUCT DEVELOPMENT INITIATIVES, PARTICULARLY IN THE SMOKELESS TOBACCO AREA, THE UNCERTAINTIES INHERENT IN THE PROGRESS OF SCIENTIFIC RESEARCH, THE COMPANY’S ABILITY TO RAISE ADDITIONAL CAPITAL IN THE FUTURE THAT IS NECESSARY TO MAINTAIN ITS BUSINESS, POTENTIAL DISPUTES CONCERNING THE COMPANY’S INTELLECTUAL PROPERTY, RISKS ASSOCIATED WITH LITIGATION REGARDING SUCH INTELLECTUAL PROPERTY, POTENTIAL DELAYS IN OBTAINING ANY NECESSARY GOVERNMENT APPROVALS OF THE COMPANY’S LOW-TSNA TOBACCO PRODUCTS, MARKET ACCEPTANCE OF THE COMPANY’S NEW SMOKELESS TOBACCO PRODUCTS, COMPETITION FROM COMPANIES WITH GREATER RESOURCES THAN THE COMPANY, THE COMPANY’S DECISION NOT TO JOIN THE TOBACCO MASTER SETTLEMENT AGREEMENT (“MSA”), THE EFFECT OF STATE STATUTES ADOPTED UNDER THE MSA AND ANY SUBSEQUENT MODIFICATION OF THE MSA, AND THE COMPANY’S DEPENDENCE ON KEY EMPLOYEES AND ON ITS STRATEGIC RELATIONSHIPS WITH BROWN & WILLIAMSON TOBACCO CORPORATION IN LIGHT OF ITS COMBINATION WITH RJ REYNOLDS TOBACCO COMPANY, INC. THE IMPACT OF POTENTIAL LITIGATION, IF INITIATED AGAINST OR BY INDIVIDUAL STATES THAT HAVE ADOPTED THE MSA, COULD BE MATERIALLY ADVERSE TO THE COMPANY.

SEE ADDITIONAL DISCUSSION UNDER “FACTORS THAT MAY AFFECT FUTURE RESULTS” IN THE COMPANY’S REGISTRATION STATEMENT ON FORM S-3, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 2005, AND OTHER FACTORS DETAILED FROM TIME TO TIME IN THE COMPANY’S OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR ADVISE UPON ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS REPORT OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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Item 4. Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the quarter covered by this report. Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

In connection with the evaluation of our internal controls, the Company identified the following areas for improvement in internal control over financial reporting and, as described below the Company made changes to its policies and procedures during the first quarter of 2005 that are intended to strengthen its disclosure controls and procedures, as well as its internal control over financial reporting.

Deficiencies related to lack of second party approval of certain transactions. These include instances of management action with respect to the approval of expenses and changes in employee compensation. The Company has instituted revised processes for approval and payments of expense reports, for approving wire transfers, compensation arrangements and for payments to related parties. These are detailed as follows:

Approval for wire transfers (segregation of duties). New control procedures were instituted concerning wire transfers as follows: In the past, wire transfers could be effectuated by the signature of one person. The policy was modified to require approval of wire transfers by two persons and where codes are used, entry by two parties signifying authorization and said information is communicated to accounting on a timely basis.

Approval for payment of related party items. During 2004, while the Audit Committee did approve related party transactions, such approval was at a high level transactional-basis and not at the actual payment level. During 2005, the approval policy was modified as follows: Any wire transfer made to the Company’s CEO or COO must be approved by the Chief Financial Officer (“CFO”) before it is authorized for payment. For any related party transaction, the CFO must review and then submit a request for approval to the Audit Committee prior to payment. Each fiscal quarter the CFO will provide to those persons authorized to write checks or initiate wire transfers a list of all related parties, as reflected in the Company’s SEC filings, or which are otherwise known to the CFO. Requests for reimbursement of expenses and/or payments directly to the Company’s most senior executives must be approved by one other executive at the same level.

Improvements related to certain other controls. In the past, certain legal expenses have not been accrued in a timely fashion, particularly in litigation situations where unbilled accruals have been difficult for the Company to determine. To mitigate this risk, at the end of each quarter, the Company’s General Counsel will contact the major law firms which have not yet submitted all of their billings for the quarter and will determine proper accrual amounts. In addition, Board authorization is now required for agreements not in the ordinary course of business that exceed $1,000,000, with timely communication of all such transactions, regardless of amount, to accounting to ensure such business arrangements are properly accrued, paid and disclosed.

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Credit memo accrual. In the past, credit memos were not always submitted on a timely basis and some credit memos were not approved at the appropriate level. As such, there were delays in recording such adjustments in the financial records of the Company. The Company has implemented new procedures to ensure that all credit memos are approved at the appropriate (General Manager) level. Further, the Company has modified its procedures to ensure that the majority of receivables in the prior quarter are collected and any credits are recognized before the Company closes out its books for the quarter, and that major customers are contacted at the end of each quarter to ensure that their accounts payable match the Company’s accounts receivable. For retail programs which are in place, the Company, at the end of each quarter, will estimate the amount of any credit that will not be posted until the following quarter and accrue amounts necessary in the appropriate periods.

Improvements related to timely preparation of disclosure and financial reporting checklists. The Company does not prepare a disclosure, disclosure control, 10-K, nor a MD&A checklist to assist in preparing financial statements and the 10-K. Procedures were instituted in the first quarter of 2005 to address this matter. Policies now require completion of these financial statement and 10-K preparation aids by management in connection with each annual and quarterly filing.

The Company has communicated to the Audit Committee and its auditors the above changes to internal control over financial reporting and has provided documentation to its auditors to substantiate the changes made since December 31, 2004.

Management believes that these actions and controls will strengthen its internal control over financial reporting and consequently strengthen its disclosure controls and procedures.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings

In May 2001, Star filed a patent infringement action against RJR in the United States District Court for Maryland, Southern Division to enforce Star’s rights under U.S. Patent No. 6,202,649 (‘649 Patent), which claims a process for substantially preventing the formation of TSNAs in tobacco. On July 30, 2002, the Company filed a second patent infringement lawsuit against RJR based on a new patent issued by the U.S. Patent and Trademark Office on July 30, 2002 (Patent No. 6,425,401). The new patent is a continuation of the’649 Patent, and on August 27, 2002 the two suits were consolidated.

In April 2003, the parties filed dispositive Motions for Summary Judgment. Star filed a Motion for Summary Judgment on Claim Construction and Definiteness, and RJR filed six Motions for Summary Judgment asserting various defenses. Pursuant to an Order dated September 15, 2003, the Court appointed a Special Master to prepare Reports and Recommendations (“R&Rs”) for the Court on Star’s Motion for Summary Judgment and five of RJR’s six Motions for Summary Judgment. The Special Master issued R&Rs on all six of the Summary Judgment Motions and on March 31, 2004, the Court issued final rulings on five of the six Summary Judgment Motions. In its rulings, the Court adopted without modification the Special Master’s R&R’s, which recommended that the Court deny RJR’s Summary Judgment Motions, and that Star’s Motion for Summary Judgment on claim construction and definiteness be granted in part and denied in part. The Court also issued an order denying RJR’s Motion for Summary Judgment seeking to limit Star’s damages claim. On June 24, 2004, the Court issued a final order adopting without modification the last RJR Summary Judgment Motion and adopted without modification the Special Master’s R&R, which recommended that the Court deny the Summary Judgment Motion.

On August 17, 2004, Star was informed that the case was transferred from Judge Alexander Williams to Judge Marvin J. Garbis. Judge Garbis over the next several months issued a series of orders concerning various aspects of the case. These orders set an initial trial date of January 24, 2005, permitted additional discovery of certain defenses raised by RJR and the filing of two additional Motions for Summary Judgment. Subsequently, the Court ordered that it would bifurcate RJR’s defense of inequitable conduct before the patent office and would have that defense tried before Judge Garbis beginning on January 31, 2005. That portion of the case was tried during the period January 31, 2005 to February 8, 2005. At the conclusion of the bench trial, the Court advised the parties that it would take the matter under advisement, and expected to issue a ruling on this portion of the case at the same time that it rules on two additional Summary Judgment Motions that were filed by RJR on January 25, 2005. Briefing on these motions was completed on March 11, 2005. If the Court denies RJR’s inequitable conduct defense and the motions for summary judgment, then the Company expects that the remainder of the case will be set for a jury trial shortly thereafter. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit.

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In June 2001, RJR filed a complaint against the Company for declaratory judgment in the United States District Court for the Middle District of North Carolina. In that case, RJR sought a judgment declaring that the ‘649 Patent had not been infringed and that the patent was invalid. The Company filed a motion to stay, dismiss or transfer the North Carolina action, given the earlier filing in the Maryland District Court. The Court on October 3, 2001 granted the Company’s motion in part and the North Carolina case is now stayed.

In 2002, the Virginia Department of Taxation asserted a Virginia Sales and Use Tax assessment for the period January 1, 1999, through March 31, 2002, against the Company with respect to its tobacco-curing barns in the amount of $860,115. The Company applied for a correction of the assessment and a total abatement of the tax on the grounds that its barns are exempt from sales and use taxes under the industrial use and processing exemption and/or the agricultural exemption. In a letter dated October 7, 2004, the Company received notification from the Commonwealth of Virginia that an adverse decision had been made by the Commissioner of Taxation with respect to the sales and use tax assessment previously issued to the Company and that the sales and use tax assessment plus penalties and interest together, as of October 7, 2004, totaled approximately $988,000. The Company continues to challenge this assessment and has filed a request for reconsideration with the Commissioner of Taxation, and is prepared to file a judicial action if the administrative action is not favorable. The filing of the request for reconsideration stays any collection of the tax assessment, although interest continues to accrue. While the Company is optimistic that its request for reconsideration will be accepted based on prior rulings in similar cases, if the assessment is not reversed the Company will be required to pay the tax, penalties and interest due. The Company does not believe that it is probable that an obligation has been incurred and, as a result, no amounts have been accrued for this cost.

There is other minor litigation in the ordinary course of business which the Company is vigorously defending or pursuing.

Item 2. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

As discussed above in the “Liquidity and Capital Resources” section, the Company completed private placement offerings in February and March of 2005. These transactions were completed pursuant to an exemption from registration under the Securities Act of 1933, as amended. In connection with the private placement offerings, the Company has agreed to file and maintain an effective registration statement covering the resale of the shares by the investors.

Item 6. Exhibits and Reports on Form 8-K.

(a) Exhibits

Number	Description
3.1	Restated Certificate of Incorporation (1)

3.2	By-laws of the Company as Amended to Date (1)

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002 (2)

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002(2)

(1)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
(2)	This certificate is being furnished solely to accompany the report pursuant to 18 U.S.C. §1350 and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

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SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR SCIENTIFIC, INC.

Date: February [ ], 2006	/s/ CHRISTOPHER G. MILLER
Authorized Signatory and Chief Financial Officer

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EXHIBIT 31.1

Certification of Chief Executive Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jonnie R. Williams, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Star Scientific, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February [ ], 2006	/s/ Jonnie R. Williams
Jonnie R. Williams Chief Executive Officer

EXHIBIT 31.2

Certification of Chief Financial Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Christopher G. Miller, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Star Scientific, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February [ ], 2006	/s/ Christopher G. Miller
Christopher G. Miller Chief Financial Officer

EXHIBIT 32.1

Certification of Chief Executive Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Star Scientific, Inc. (the “Company”) hereby certifies, to such officer’s knowledge, that:

(i) the accompanying Quarterly Report on Form 10-Q of the Company for the quarterly period ended March 31, 2005 (the “Report”) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February [ ], 2006	By:	/s/ Jonnie R. Williams
Jonnie R. Williams Chief Executive Officer

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

Certification of Chief Financial Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Star Scientific, Inc. (the “Company”) hereby certifies, to such officer’s knowledge, that:

(i) the accompanying Quarterly Report on Form 10-Q of the Company for the quarterly period ended March 31, 2005 (the “Report”) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February [ ], 2006	By:	/s/ Christopher G. Miller
Christopher G. Miller Chief Financial Officer

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit B

Proposed Amended 10-Q for Quarter Ended June 30, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-Q/A

(Amendment No. 1)

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 0-15324

STAR SCIENTIFIC, INC.

(Exact Name of Registrant as Specified in its charter)

Delaware

(State of incorporation)

52-1402131

(IRS Employer Identification No.)

801 Liberty Way

Chester, VA 23836

(Address of Principal Executive Offices)

(804) 530-0535

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):    Yes  ☐    No  ☒

As of August 1, 2005, there were 73,376,275 shares outstanding of the Registrant’s common stock, par value $.0001 per share.

STAR SCIENTIFIC, INC.

FORM 10-Q/A

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-Q/A (this “Form 10-Q/A”) amends our Quarterly Report on Form 10-Q for the second quarter ended June 30, 2005, as initially filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2005, and is being filed to reflect the restatement of our condensed consolidated balance sheet as of June 30, 2005 and the related condensed consolidated statements of operations, cash flows and stockholders’ equity for the six months ended June 30, 2005, as discussed in Note 11 to the unaudited condensed consolidated financial statements.

All of the changes in these restated financial statements and corresponding notes to the financial statements relate specifically to the accounting treatment given to the warrants and beneficial conversion feature associated with the convertible debentures which were converted to equity in the first quarter of 2005.

The convertible debentures were issued with detachable warrants and therefore, the debt proceeds were allocated to the debt securities and the warrants based on their relative fair values. The warrants, which were valued using the Black Scholes method, were recorded as additional paid-in capital. The Company’s convertible debentures include beneficial conversion features. Pursuant to EITF 98-5~ Accounting for Convertible Securities with Beneficial Conversion Features and Contingently Adjustable Conversion Ratios and EITF 00-27~ Application of Issue No. 98-5 to Certain Convertible Instruments, the Company determined that the effective conversion price should be used to compute the intrinsic value of the embedded conversion option. The intrinsic value of the beneficial conversion features were recorded as additional paid-in capital and the debt discount. Based on the allocation of proceeds to the warrants and the beneficial conversion feature, the total debt discount was $1,463,486.

The effect in the financial statements included with this amendment is to increase the loss on the conversion of the convertible debentures in the original filing for the six months ended June 30, 2005 by $1,463,486, as that amount represents the unamortized discount related to the allocation of the debt proceeds from the warrants and the beneficial conversion feature expensed in the first quarter of 2005.

We are restating the unaudited condensed consolidated balance sheet as of June 30, 2005, and the condensed consolidated statements of operations, cash flows and stockholders equity for the six months then ended to make the following changes:

•	Increases to additional paid-in capital and accumulated deficit of $1,463,486 as of June 30, 2005

•	An increase in the amount expensed for the six months ended June 30, 2005 relative to the loss on the conversion of the convertible debentures by $1,463,486, increasing the net loss for the six month period to $11,430,244; and

•	An increase to the loss per common share to $(0.16) per share from $(0.14) per share basic and diluted, for the six months ended June 30, 2005

We also have made a $4.00 adjustment to interest income and operating loss for the three months ended June 30, 2004 to account for an arithmetic error.

Except for the foregoing amended information required to reflect the effects of the restated condensed consolidated balance sheet, statements of operations, cash flows and stockholders’ equity, this Form 10-Q/A continues to describe conditions as presented in the original report on Form 10-Q filed on August 9, 2005. This Form 10-Q/A does not reflect events occurring after the filing of the Form 10-Q on August 9, 2005 or modify or update these disclosures, including exhibits on the Form 10-Q affected by subsequent events. Information not affected by the restatement is unchanged and reflects the disclosures made at the time of the original filing of the Form 10-Q on August 9, 2005.

Accordingly, this Form 10-Q/A should be read in conjunction with our filings made with the SEC subsequent to the filing of the original Form 10-Q, including any amendments to those filings.

2

3

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements

STAR SCIENTIFIC, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2005 AND DECEMBER 31, 2004

	June 30, 2005 (Restated)	December 31, 2004
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$15,973,803	$7,703,072
Accounts receivable, trade	9,650,722	7,468,960
Inventories	1,844,861	1,866,379
Prepaid expenses and other current assets	575,721	571,182

Total current assets	28,045,107	17,609,593
Property, plant and equipment, net	14,719,426	15,181,692
Idle equipment	1,160,208	1,160,208
Intangible assets, net of accumulated amortization	897,258	922,348
Other assets	766,021	1,247,218
MSA Escrow funds	37,124,072	33,396,368

Total Assets	$82,712,092	$69,517,427

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$4,248,696	$3,000,000
Current maturities of capital lease obligations	218,595	1,422,351
Accounts payable, trade	2,670,993	3,057,068
Federal excise taxes payable	3,678,393	3,068,770
Tobacco buyout program payable	2,288,616	—
Accrued expenses	1,550,505	1,413,183

Total current liabilities	14,655,798	11,961,372
Long-term debt, less current maturities	22,186,341	32,700,500
Capital lease obligations, less current maturities	—	45,775
Deferred gain on sale-leaseback	—	16,727

Total liabilities	36,842,139	44,724,374

Commitments and contingencies (Notes 2 and 10)	—	—

Stockholders’ equity:
Common stock(A)	7,338	6,618
Additional paid-in capital	78,557,711	47,751,287
Accumulated deficit	(31,795,096)	(20,364,852)
Notes receivable, officers	(900,000)	(2,600,000)

Total stockholders’ equity	45,869,953	24,793,053

	$82,712,092	$69,517,427

(A)	$.0001 par value per share, 100,000,000 shares authorized, 73,376,275 and 66,185,948 shares issued and outstanding as of June 30, 2005 and December 31, 2004, respectively.

See notes to condensed consolidated financial statements.

4

STAR SCIENTIFIC, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS

ENDED JUNE 30, 2005 AND 2004 (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005 (Restated)	2004
Net sales	$17,406,935	$15,439,773	$34,369,383	$32,600,829
Less:
Cost of goods sold	3,702,636	3,988,040	7,718,304	8,386,681
Excise taxes on products	7,942,348	8,788,286	15,937,602	18,654,589
Department of Agriculture Tobacco Buyout Program	1,148,616	—	2,288,616	—

Gross profit	4,613,335	2,663,447	8,424,861	5,559,559

Operating expenses:
Marketing and distribution	3,146,294	2,525,366	6,135,552	4,969,135
General and administrative	2,867,715	3,489,245	7,048,602	7,171,192
Depreciation	175,505	216,117	349,968	768,517
Research and development	42,904	9,041	69,750	28,884

Total operating expenses	6,232,418	6,239,769	13,603,872	12,937,728

Operating loss	(1,619,083)	(3,576,322)	(5,179,011)	(7,378,169)
Other income (expense):
Interest expense	(118,324)	(867,339)	(344,182)	(1,349,793)
Loss on conversion of long term debt to equity	—	—	(4,833,466)	—
Write-off of note receivable, officer	(1,782,467)	—	(1,782,467)	—
Interest Income	341,892	50,581	563,204	93,913
Other income (expense)	228,951	(122,159)	145,678	(9,772)

Loss before income taxes	(2,949,031)	(4,515,239)	(11,430,244)	(8,643,821)
Income tax benefit	—	221,800	—	1,821,800

Net loss	$(2,949,031)	$(4,293,439)	$(11,430,244)	$(6,822,021)

Basic loss per common share	$(0.04)	$(0.07)	$(0.16)	$(0.11)
Diluted loss per common share	$(0.04)	$(0.07)	$(0.16)	$(0.11)
Weighted average shares outstanding, basic	73,228,784	60,295,830	71,765,632	60,295,830
Weighted average shares outstanding, diluted	73,228,784	60,295,830	71,765,632	60,295,830

See notes to condensed consolidated financial statements.

5

STAR SCIENTIFIC, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2005 (UNAUDITED)

	Common stock		Additional Paid-In Capital (Restated)	Retained Earnings (Restated)	Notes Receivable, Officers	Total
	Shares	Amount
Balances, December 31, 2004	66,185,948	$6,618	$47,751,287	$(20,364,852)	$(2,600,000)	$24,793,053
Conversion of long-term debt	3,179,810	318	12,073,407	—	—	12,073,725
Issuance of Common Stock	3,600,000	360	17,999,640	—	—	18,000,000
Stock Option Exercise	410,517	42	500,215	—	—	500,257
Stock-based compensation	—	—	233,162	—	—	233,162
Write-off of note receivable, officer	—	—	—	—	1,700,000	1,700,000
Net Loss, as restated	—	—	—	(11,430,244)	—	(11,430,244)

Balances, June 30, 2005 (unaudited)	73,376,275	$7,338	$78,557,711	$(31,795,096)	$(900,000)	$45,869,953

See notes to condensed consolidated financial statements.

6

STAR SCIENTIFIC, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	Six Months Ended June 30,
	2005 (Restated)	2004
	(Unaudited)	(Unaudited)
Operating activities:
Net loss	$(11,430,244)	$(6,822,021)
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	474,396	768,517
Deferred income taxes	—	(402,000)
Other non-cash charges	33,273	(48,919)
Stock-based compensation	233,162	85,915
Loss on conversion of long-term debt to equity	4,833,466	—
Write-off of note receivable, officer	1,782,467	—
Increase (decrease) in cash resulting from changes in:
Current assets	(2,337,340)	1,061,179
Current liabilities	2,904,076	1,208,598

Net cash flows from operating activities	(3,506,744)	(4,148,731)

Investing activities:
Purchase of intangible assets	(6,463)	(7,769)
Purchase of property and equipment	(10,135)	—
Release of deposit	—	200,000

Net cash flows from investing activities	(16,598)	192,231

Financing activities:
Proceeds from related party borrowing	—	838,297
Convertible Debenture	—	9,000,000
Proceeds from stock issuance	18,500,257	4,000,000
Cash costs of stock issuance	—	(200,000)
Payments on notes payable and capital leases	(2,978,480)	(3,375,818)

Net cash flows from financing activities	15,521,777	10,262,479

MSA Escrow fund	(3,727,704)	(6,213,189)
Increase in cash and cash equivalents	8,270,731	92,790
Cash and cash equivalents, beginning of period	7,703,072	—

Cash and cash equivalents, end of period	$15,973,803	$92,790

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$344,182	$492,660

Income tax refunds received	14,160	1,392,406

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

In the first quarter of 2005, the Company converted $9,000,000 of long-term debt plus $212,000 of accrued interest into 3,179,810 shares of common stock.

7

1. Accounting Policies:

The condensed consolidated financial statements of Star Scientific, Inc. and its subsidiary, collectively (“Star Scientific”, “Star” or the “Company”), and notes thereto should be read in conjunction with the financial statements and notes for the year ended December 31, 2004.

Interim financial statements:

In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for the periods presented have been included. The results of operations for the three and six months ended June 30, 2005 and 2004 are not necessarily indicative of the results for a full year.

Basic and diluted loss per share:

The Company had net losses during the three and six months ended June 30, 2005 and 2004. Potential common shares outstanding are excluded from the calculation of diluted loss per share if their effect is anti-dilutive. Diluted loss per share is the same as basic loss per share as the effect of all options and warrants outstanding is anti-dilutive.

Recent Accounting Pronouncements:

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 replaces APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” and establishes retrospective application as the required method for reporting a change in accounting principle. SFAS 154 provides guidance for determining whether retrospective application of a change in accounting principle is impractical and for reporting a change when retrospective application is impractical. The reporting of a correction of an error by restating previously issued financial statements is also addressed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of SFAS 154 will have a material impact on its consolidated balance sheets and statements of operations, shareholders’ equity and cash flows.

2. Obligations under Master Settlement Agreement—MSA Escrow Fund and Recent Developments

In November 1998, 46 states, the District of Columbia (the “Settling States”) and several U.S. territories entered into the Tobacco Master Settlement Agreement (the “MSA” or “Master Settlement Agreement”) to resolve litigation that had been instituted against the major tobacco manufacturers. The Company was not named as a defendant in any of the litigation matters and chose not to become a participating manufacturer under the terms of the Master Settlement Agreement. As a non-participating manufacturer, the Company is required to satisfy certain escrow obligations under statutes that the Master Settlement Agreement required participating states to pass, if they were to receive the full benefits of the settlement. The so-called “level playing field” statutes, or “qualifying statutes”, require non-participating manufacturers to fund escrow accounts that could be used to satisfy judgments or settlements in lawsuits that may at some future date be filed by the participating states against such non-participating tobacco manufacturers. Under these statutes the Company is obligated to escrow certain defined amounts for sales of cigarettes occurring in the prior year in each such state or in some states on a quarterly basis. These amounts are adjusted annually by statute and to reflect inflation adjustments (at the higher of 3% or the Consumer Price Index), using 1999 as a base year for the calculation. The base amount for 2003 through 2006 is $3.35 per carton, as adjusted for inflation. Specifically for 2004, the amount was $4.03 per carton. The base amount for 2007 and thereafter is $3.77 per carton, as adjusted for inflation since 1999. Such escrowed funds will be available to satisfy tobacco-related judgments or settlements, if any, in the Settling States. If not used to satisfy judgments or settlements, the funds will be returned to the Company 25 years after the applicable date of deposit on a rolling basis. In addition to the escrow deposits associated with the Company’s direct customer sales, the Company has been required to make additional escrow deposits related to sales of the Company’s cigarettes subsequently made by the Company’s direct customers in other states (“indirect sales”). All funds placed in escrow continue to be an asset of the Company, and the Company receives the interest income generated by the escrow deposits. Star’s sale of smokeless tobacco products are not subject to the MSA escrow obligations.

Star currently has approximately $37.1 million in escrow, which includes deposits of approximately $3.9 million for its 2004 escrow obligation (of which $3.7 million was paid during 2005 for 2004 sales) and approximately $0.1 million to satisfy quarterly escrow obligations for this year that have been deposited in 2005. The Company expects that its total escrow obligation for 2005 to be less than its 2004 obligation given its efforts to limit sales in MSA states and its trend of decreasing MSA obligations over the past two years. These funds will remain in escrow pursuant to the terms of the qualifying statutes, and will be available to satisfy state judgments for the type of claims asserted against the major tobacco manufacturers in the suits that resulted in the negotiation of the MSA, if such claims are successfully asserted and litigated against the Company.

8

In addition to the “level playing field” statutes, most of the MSA states have enacted statutes that require non-participating manufacturers to certify that they are in full compliance with the escrow requirements of the MSA as a condition to being permitted to sell cigarette products in those states. While the Company has recently focused its sales in the four states that were not part of the MSA, these statutes could impact its ability to sell cigarettes in the MSA states, notwithstanding its substantial payments into escrow, since the states generally prohibit the sales of cigarettes by companies that are not certified as being MSA-compliant. Also, most MSA states recently have amended their qualifying statutes to limit the extent to which escrow payments for a particular year could be capped and to allow regulations that would require escrow payments to be made quarterly or on some other intermittent schedule. Currently, the Company is required to make quarterly payments in California, Georgia, Louisiana, Maine, New Hampshire, New Mexico and Wyoming, which payments for 2005 have totaled approximately $0.1 million to date. The requirement for quarterly payments would exacerbate the impact of the MSA escrow obligations on the Company’s liquidity, and the elimination of the caps on payments would increase the amounts required to be deposited into escrow by requiring a payment on each cigarette sold, regardless of the state’s proportionate receipt of MSA settlement funds. As initially drafted, the state qualifying statutes permitted a non-participating manufacturer to obtain a refund on escrow payments once those payments equaled the amount that an MSA state would have received from that non-participating manufacturer under the allocation formula in the MSA (which is based on the state population as a percentage of the overall US population). Depending on the number of cigarettes sold in a particular state, the difference between the capped amount and the amount calculated on a per-cigarette basis could be material.

3. Recent Developments

Conversion of $9.0 million of Long-term Debt to Equity on January 10, 2005

On January 10, 2005, the Company entered into an Amendment and Conversion Agreement (the “Agreement”) with Manchester Securities Corp. (“Manchester”) that amended and converted the $9.0 million Second Amended and Restated 8% Senior Convertible Debenture due March 25, 2006 (the “Debenture”), which was initially issued to Manchester on March 25, 2004, and was subsequently amended and restated on April 15, 2004 and September 15, 2004. The convertible debentures were issued with detachable warrants and therefore, the debt proceeds were allocated to the debt securities and the warrants based on their relative fair values. The warrants, which were valued using the Black Scholes method, were recorded as additional paid-in capital. The Company’s convertible debentures include beneficial conversion features. Pursuant to EITF 98-5 ~ Accounting for Convertible Securities with Beneficial Conversion Features and Contingently Adjustable Conversion Ratios and EITF 00-27 ~ Application of Issue No. 98-5 to Certain Convertible Instruments, the Company determined that the effective conversion price should be used to compute the intrinsic value of embedded conversion option. The intrinsic value of the beneficial conversion features were recorded as additional paid-in capital and reducing the net-debt balance. Based on the allocation of proceeds to the warrants and the beneficial conversion feature a total debt discount of $1,463,486 is included in long-term debt on the accompanying December 31, 2004 consolidated balance sheet. The Agreement adjusted the conversion price of the Debenture from $3.73 to $2.897 and provided for the conversion of the Debenture into 3,179,810 shares of the Company’s Common Stock, par value $0.0001 per share. As of the date of the Agreement, the $9 million Debenture, together with $212,000 of accrued and unpaid interest, was fully converted and cancelled with Manchester having no rights under the Debenture. The resale of the 3,179,810 shares of the Company’s Common Stock issued upon such conversion has been registered for resale under the Company’s registration statement on Form S-3 (Reg. No. 333-115293). Additionally, the Agreement provides Manchester with a right to participate in 25% of the aggregate value of certain offerings of debt or equity securities of the Company in the year 2005.

As a result of the conversion of debt, the Company recorded a non-cash charge during the first quarter of 2005 of $4,833,466 to reflect the cost of the discount provided for in the conversion, as well as to expense the remaining portion of the unamortized costs of the initial debt issuance and discounts on the convertible debentures of approximately $1.4 million related to the allocation of debt proceeds to the warrants and beneficial conversion features.

Issuance of $18 million of common stock and warrants in February and March, 2005

In February and March, 2005, the Company issued to certain existing shareholders, for an aggregate purchase price of $18,000,000, a total of 3,600,000 shares of common stock, $0.0001 par value per share, and warrants, with an exercise price of $5.00 per share, to purchase an additional 3,600,000 shares of Common Stock within nine months of the date of the applicable purchase agreements. The Company received aggregate proceeds of $18.0 million from the sale of shares and has the potential for the receipt of an additional $18.0 million in aggregate proceeds, if the warrants are exercised in 2005 prior to their expiration, although any decision to exercise the warrants is not within the Company’s control and will depend primarily on the performance of its stock price during the remainder of the year. The Company has filed a registration statement on Form S-3 (Reg. No. 333-124400) with respect to the resale of the securities. The proceeds from this transaction will be used for general corporate purposes.

9

RJR Litigation

Star is currently involved in a patent infringement lawsuit with R. J. Reynolds Tobacco Company (“RJR”) with respect to two patents to which Star is the exclusive licensee. This litigation is crucial to the Company’s ability to expand the value of its patents and, it is currently the primary focus of the Company’s efforts to protect its intellectual property. A portion of the case involving RJR’s claimed defense of inequitable conduct before the Patent Office was tried to the Court during the period January 31, 2005 to February 8, 2005. At the conclusion of the bench trial, the Court advised the parties that it would take the matter under advisement, and the Company expects a ruling on this portion of the case at the same time that the Court rules on two additional Summary Judgment Motions that were filed by RJR on January 25, 2005. Briefing on these motions was completed on March 11, 2005. If the Court denies RJR’s inequitable conduct defense and the motions for summary judgment, then the Company expects that the remainder of the case will be set for a jury trial shortly thereafter. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit.

Write-off of Note Receivable, Officer

On July 27, 2005, the Company’s President and COO tendered to the Company a payment of $300,000 as full satisfaction of a nonrecourse and unsecured $2 million promissory note issued to the Company in 1999. The COO issued the note in 1999 to purchase two million shares of the Company’s common stock. Under its terms, the $2 million promissory note was nonrecourse as to accrued interest and 85% of the principal amount of the note, and reflected an inducement to the COO to join the Company and resign his senior partnership with a national law firm. In connection with the payment by the COO, the Company has incurred an expense of $1.8 million due to the write-off of $1.7 million of the note receivable due and approximately $0.1 million of accrued interest. As a result of the payment, the Company has incurred a non-cash charge this quarter and will record a reduction of $300,000 in officers’ notes receivable in the third quarter to reflect the cash payment on July 27, 2005.

4. Liquidity and Capital Resources:

As of June 30, 2005, the Company has a working capital surplus of approximately $13.4 million. The Company currently anticipates future cash needs for the remaining two quarters of 2005 and first two quarters of 2006 to include approximately $1 million of litigation costs related to the trial portion of the RJR patent infringement lawsuit; approximately $3.0 million in payment of long-term debt for restructured accounts payable; approximately $1.2 million in long-term curing barn debt, and approximately $1.0 million for capital and operating leases and funding of current business operations in light of current and future expected operating losses. The Company’s net working capital and results of operations do not reflect the obligation to make MSA escrow deposits for 2005 sales, which the Company is obligated to deposit in April 2006, or in quarterly payments in certain states in 2005. In addition, the Company may be required to make significant cash payments to the Virginia Department of Taxation for a sales and use tax assessment of $988,564 with respect to the Company’s curing barns. The Company is currently challenging this assessment (Note 10).

With the proceeds of the sale of $18 million of common stock in the first quarter of 2005 and improved margins in the cigarette business, the Company anticipates having sufficient funds to support its operations at least through the second quarter of 2006. However, absent the successful completion of its patent infringement litigation, the exercise of outstanding warrants, a substantial improvement in revenues and/or royalties from smokeless tobacco products, or a significant improvement of the volume of sales of cigarettes, the Company expects the need to pursue additional sources of funds after the second quarter of 2006. The Company began the trial of its patent infringement litigation in January 2005, and if the Company is successful in defeating RJR’s inequitable conduct defense, which has been tried to the Court, and two pending Summary Judgment motions, management expects to complete the trial of its patent infringement case shortly after the Court rules on the outstanding defense and motions for summary judgment. Also, the Company expects to continue to pursue opportunities for licensing its smokeless tobacco products and expanding its sales and marketing efforts, particularly if the Company obtains additional funds during 2005 from the exercise of outstanding warrants. While the Company may seek to obtain funds in the future through debt financing, there are significant limitations on the Company’s ability to obtain new debt financing, including its agreements with B&W. Moreover, the ability to complete future financings on terms acceptable to the Company (including through the exercise of outstanding warrants) will depend on a number of factors, including the performance of the Company’s stock price and its operational performance. Any equity financing will be dilutive to its existing shareholders.

The Company had a consolidated net loss for the second quarter of 2005 of approximately $2.9 million. For the quarter ended June 30, 2005, sales of discount cigarettes totaled approximately $17.4 million, an increase of approximately $2.0

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million or 13.0%, from approximately $15.4 million during the second quarter of 2004. Although volume of sales decreased to approximately 59.9 truckloads in the second quarter of 2005 compared to approximately 66.5 truckloads during the second quarter of 2004, gross margin increased substantially from approximately $2.7 million during the second quarter of 2004 to approximately $4.6 million in the second quarter of 2005. This was due to price increases, including an approximate $0.50 per carton increase beginning in January 2005 to cover the cost of the recent tobacco farmer buyout legislation. Sales of smokeless products continue to be de minimis and there was no royalty income in the second quarter of 2005.

In addition, the Company has spent a significant amount of money in connection with the development and protection of its intellectual property portfolio, principally in connection with its patent infringement litigation against RJR. The Company recognizes that in order to protect and defend its intellectual property, additional capital will need to be spent in connection with the Company’s ongoing patent litigation matters.

The Company’s inability to improve operations or to raise funds after the second quarter of 2006 could have a material adverse effect on its ability to meet its working capital needs and continue operations.

Litigation Costs. The Company has entered into fee arrangements with counsel in several litigation and related matters under which certain costs related to the litigation are being advanced by counsel on the Company’s behalf. Given the contingent nature and the fact that a probability assessment of liability cannot be made at this time, no accrual has been made for this contingent liability. The Company has paid or accrued all existing obligations. Also, as part of its fee arrangements in certain of these matters, the Company has agreed to pay counsel a percentage of any damage award and a percentage of the resulting payments the Company actually receives in the event that the litigation is resolved in its favor in return for a cap on fee payments during the litigation.

The Company is currently prosecuting patent infringement claims against RJR in a consolidated action in the United States District Court for the District of Maryland and in 2002 was successful in having a declaratory judgment action brought by Philip Morris dismissed on the basis that no actionable controversy existed between the companies. The Company anticipates incurring significant expenses in terms of legal fees and costs in connection with the RJR litigation for the foreseeable future.

Private Letter Ruling. During 2002, the Company submitted to the IRS a Request for a Private Letter Ruling asking that the IRS rule on the deductibility of funds placed in escrow under the MSA. Star has taken the position on its 2001 and later federal and state income tax returns that the payment to the escrow account under the terms of the MSA is a current expense. Additionally, the Company filed claims for refunds of taxes paid in prior years based upon the deductibility of these escrow payments. During 2002 and 2003, the Company received a total of $12.6 million in federal and state refunds relating to such claims. During 2004, the Company received an additional $1.4 million in state refunds relating to such claims. De minimis refunds were received in the quarter ended June 30, 2005.

If the IRS determines that it will not grant the Company’s Request, the Company anticipates that it will withdraw the Request. Further, if upon examination, the IRS rules against the Company with respect to the claimed deductions, the Company expects that it may challenge any such determination through the Appeals process up to and including the US Tax Court to seek a final determination with respect to this issue. While the Company believes its position is reasonable and supported by the statute and IRS Regulations, the outcome of these proceedings cannot be predicted. Ultimate resolution of this matter, should the IRS rule adversely, is not anticipated until 2006 at the earliest.

If it is ultimately determined that our treatment of the payments into escrow is not a current deduction for tax purposes, the Company expects that its existing carryback claims for net operating loss deductions will be sufficient to offset any additional tax due for the years in question, given the extent of its recent losses. Further, the Company would be subject to interest and possibly certain penalties. However, those amounts would also be subject to being offset by its existing carryback claims to the extent available, and the Company would contest the assessment of any penalties should these occur.

The Company’s inability to improve operations or to raise funds after the second quarter of 2006 could have a material adverse effect on its ability to meet its working capital needs and continue operations.

5. Inventories

Inventories consist of the following as of June 30, 2005:

Cigarettes – Finished Goods.	$645,905
Cigarettes – Raw Materials	1,009,615
Smokeless Products – Finished Goods	189,341

Total Inventory	$1,844,861

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6. Long-term debt:

Long-term debt consists of the following as of June 30, 2005:

Notes payable due B&W, collateralized by tobacco curing barns, tobacco leaf inventory, and intellectual property; non-interest bearing until 2006 payable via royalties earned, as defined through December 2005, thereafter payable in 96 monthly installments of approximately $208,000 with interest at prime plus 1%.	$19,979,110
Note payable due B & W, converted from accounts payable, bearing interest at prime plus 1%, payable in monthly installments of $250,000 plus interest	6,455,927

26,435,037

Less current maturities	(4,248,696)

$22,186,341

The annual maturities of long-term debt, without regard to potential royalty reductions, are as follows:

Twelve months ending June 30,
2006	$4,248,696
2007	5,497,392
2008	2,953,319
2009	2,497,392
2010	2,497,392
Thereafter	8,740,846

Total notes payable and long term debt	$26,435,037

7. Capital lease obligations:

Capital lease obligations consist of obligations related to leases on tobacco curing barns. The agreements provide for total monthly payments of approximately $60,000 expiring through 2006 and are collateralized by the tobacco curing barns.

8. Stockholders’ equity:

Preferred stock:

Class A:

The Company has authorized 4,000 shares of $.01 par value Class A Convertible Redeemable preferred stock. Each share of the Preferred Stock is convertible into 80 shares of common stock of the Company at the option of the holder and has voting rights equal to the number of common shares issuable if converted. The Preferred Stock has the right to share in dividends declared on the Company’s common stock and has certain liquidation preferences. No Class A preferred shares are outstanding.

Series B:

The Company has authorized 15,000 shares of $.01 par value Series B Preferred Stock. The stock was convertible into common stock at the holders’ option prior to December 31, 2002 at 3,280 shares of common for each share of Series B Preferred. Holders of Series B Preferred Stock were entitled to 500 votes for each share held. During 1999, holders of all of the 14,084 shares of Series B Preferred Stock converted their shares to common. No Series B preferred shares are outstanding.

Stock option plans:

The Company has adopted a 1998 Stock Option Plan and a 2000 Equity Incentive Plan (the “Plans”) which provide for grants of options to those officers, key employees, directors and consultants whose substantial contributions are essential to the continued growth and success of the Company. The Plans provide for grants of both qualified and non-qualified stock options to purchase up to 8,000,000 shares at a purchase price equal to the fair market value on the date of grant in the case of qualified options granted to employees.

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Common stock options and warrants issued, exercised and outstanding during the six months ended June 30, 2005 and the year ended December 31, 2004 are as follows:

	Number	Weighted Average Exercise Price Per Share
Options

Options outstanding at December 31, 2004	5,316,500	2.60
Options issued during the six months ended June 30, 2005	100,000	4.54
Options exercised during the six months ended June 30, 2005	(410,517)	(2.15)
Options redeemed for cashless exercise during the six months ended June 30, 2005	(86,483)	(2.03)

Options outstanding at June 30, 2005 (unaudited)	4,919,500 *	$2.68

*	535,526 options have been issued outside of the Plans.

	Number	Weighted Average Exercise Price Per Share
Warrants

Warrants outstanding at December 31, 2004	1,013,207	3.24
Warrants issued during the six months ended June 30, 2005	3,600,000	5.00

Warrants outstanding at June 30, 2005 (unaudited)	4,613,207	$4.71

The following table summarizes information for options and warrants outstanding and exercisable at June 30, 2005.

			Exercisable
	Options Outstanding			Weighted Avg.
Range of Prices	Number	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number	Exercise Price
$ 1.00-2.00	2,663,000	5.10 yrs.	$1.67	2,663,000	$1.67
2.01-3.00	741,500	4.49 yrs.	2.60	741,500	2.60
3.01-4.00	800,000	5.51 yrs.	3.69	800,000	3.69
4.01-5.00	575,000	8.85 yrs.	4.79	575,000	4.79
5.01-6.25	140,000	9.36 yrs.	5.35	140,000	5.35

$ 1.00-6.25	4,919,500	5.86 yrs.	$2.68	4,919,500	$2.68

			Exercisable
	Warrants Outstanding			Weighted Avg.
Range of Prices	Number	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number	Exercise Price
$ 2.00-3.00	410,526	4.99 yrs.	$2.19	410,526	$2.19
4.01-5.00	4,202,681	0.75 yrs.	4.96	4,202,681	4.96

$ 2.00-5.00	4,613,207	1.1 yrs.	$4.71	4,613,207	$4.71

Weighted average grant date fair values are as follows:

	Number of Options	Exercise Price	Grant date fair value
Six months ended June 30, 2005 Activity
Options:
Exercise price:
Equals market	100,000	$4.54	$1.48
Warrants: None issued.

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The fair value of options and warrants were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2005
Expected life of options and warrants	9-12 months
Risk free interest rate	2.17%
Expected volatility	74.4 -93.0%
Expected dividend yield	0%

Total stock-based compensation (stock, stock options and warrants) cost recognized is as follows:

2005
Employee	$85,067
Non-employee consultants and directors	148,095

$233,162

9. Income tax (benefit) expense consists of the following:

	Six months ending June 30,
	2005	2004
Current	$—	$(1,419,800)
Deferred	—	(402,000)

	$—	$(1,821,800)

10. Commitments and Contingencies:

In May 2001, Star filed a patent infringement action against RJR in the United States District Court for Maryland, Southern Division to enforce Star’s rights under U.S. Patent No. 6,202,649 (‘649 Patent), which claims a process for substantially preventing the formation of TSNAs in tobacco. On July 30, 2002, the Company filed a second patent infringement lawsuit against RJR based on a new patent issued by the U.S. Patent and Trademark Office on July 30, 2002 (Patent No. 6,425,401). The new patent is a continuation of the’649 Patent, and on August 27, 2002 the two suits were consolidated.

In April 2003, the parties filed dispositive Motions for Summary Judgment. Star filed a Motion for Summary Judgment on Claim Construction and Definiteness, and RJR filed six Motions for Summary Judgment asserting various defenses. Pursuant to an Order dated September 15, 2003, the Court appointed a Special Master to prepare Reports and Recommendations (“R&Rs”) for the Court on Star’s Motion for Summary Judgment and five of RJR’s six Motions for Summary Judgment. The Special Master issued R&Rs on all six of the Summary Judgment Motions and on March 31, 2004, the Court issued final rulings on five of the six Summary Judgment Motions. In its rulings, the Court adopted without modification the Special Master’s R&Rs, which recommended that the Court deny RJR’s Summary Judgment Motions, and that Star’s Motion for Summary Judgment on claim construction and definiteness be granted in part and denied in part. The Court also issued an order denying RJR’s Motion for Summary Judgment seeking to limit Star’s damages claim. On June 24, 2004, the Court issued a final order adopting without modification the last RJR Summary Judgment Motion and adopted without modification the Special Master’s R&R, which recommended that the Court deny the Summary Judgment Motion.

On August 17, 2004, Star was informed that the case was transferred from Judge Alexander Williams to Judge Marvin J. Garbis. Judge Garbis over the next several months issued a series of orders concerning various aspects of the case. These orders set an initial trial date of January 24, 2005, permitted additional discovery of certain defenses raised by RJR and the filing of two additional Motions for Summary Judgment. Subsequently, the Court ordered that it would bifurcate RJR’s defense of inequitable conduct before the patent office and would have that defense tried before Judge Garbis beginning on January 31, 2005. That portion of the case was tried during the period January 31, 2005 to February 8, 2005. At the conclusion of the bench trial, the Court advised the parties that it would take the matter under advisement, and expected to issue a ruling on this portion of the case at the same time that it rules on two additional Summary Judgment Motions that were filed by RJR on January 25, 2005. Briefing on these motions was completed on March 11, 2005. If the Court denies RJR’s inequitable conduct defense and the motions for summary judgment, then the Company expects that the remainder of the case will be set for a jury trial shortly thereafter. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit.

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In 2002, the Virginia Department of Taxation asserted a Virginia Sales and Use Tax assessment for the period January 1, 1999, through March 31, 2002, against the Company with respect to its tobacco curing barns in the amount of $860,115. The Company applied for a correction of the assessment and a total abatement of the tax on the grounds that its barns are exempt from sales and use taxes under the industrial use and processing exemption and/or the agricultural exemption. In a letter dated October 7, 2004, the Company received notification from the Commonwealth of Virginia that an adverse decision had been made by the Commissioner of Taxation with respect to the sales and use tax assessment previously issued to the Company and that the sales and use tax assessment plus penalties and interest together, as of October 7, 2004, totaled approximately $988,000. The Company continues to challenge this assessment, and has filed a request for reconsideration with the Commissioner of Taxation, and is prepared to file a judicial action if the administrative action is not favorable. The filing of the request for reconsideration stays any collection of the tax assessment, although interest continues to accrue. While the Company is optimistic that its request for reconsideration will be accepted based on prior rulings in similar cases, if the assessment is not reversed the Company will be required to pay the tax, penalties and interest due. The Company does not believe that it is probable that an obligation has been incurred and, as a result, no amounts have been accrued for this cost in the accompanying financial statements.

There is other minor litigation in the ordinary course of business which the Company is vigorously defending or pursuing.

11. Restatement of financial statements:

In December 2005, the Company reconsidered its accounting relating to the debentures with detachable warrants issued in March 2004. These debentures were converted during the first quarter of 2005. As a result of the Company’s evaluation, the Company is restating its previously issued unaudited quarterly financial statements for the quarter ended March 31, 2005 and reclassifying certain balance sheet items as of December 31, 2004 to conform to the restated presentation.

Set forth below is a comparison of certain items previously reported and restated in the Condensed Consolidated Balance Sheet as of June 30, 2005 (unaudited):

	Previously Reported June 30, 2005	Adjustments	Restated June 30, 2005
Additional paid-in capital	$77,094,225	$1,463,486	78,557,711
Accumulated deficit	(30,331,610)	(1,463,486)	(31,795,096)
Total Stockholders’equity	45,869,953	—	45,869,953

Set forth below is a comparison of certain items previously reported and restated in the Condensed Consolidated Statement of Operations for the six months ended June 30, 2005 (unaudited):

	Previously Reported Six Months Ended June 30, 2005	Adjustment	Restated Six Months Ended June 30, 2005
Loss on conversion of long-term debt to equity	(3,369,980)	(1,463,486)	(4,833,466)
Loss before income taxes	(9,966,758)	(1,463,486)	(11,430,244)
Net loss	(9,966,758)	(1,463,486)	(11,430,244)
Basic and diluted loss per common share	(0.14)	(0.02)	(0.16)

The statement of cash flows has also been adjusted to reflect this item, resulting in no change to net cash from operations.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Note on Forward-Looking Statements

THIS REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE COMPANY HAS TRIED, WHENEVER POSSIBLE, TO IDENTIFY THESE FORWARD-LOOKING STATEMENTS USING WORDS SUCH AS “ANTICIPATES,” “BELIEVES,” “ESTIMATES,” “EXPECTS,” “PLANS,” “INTENDS” AND SIMILAR EXPRESSIONS. THESE STATEMENTS REFLECT THE COMPANY’S CURRENT BELIEFS AND ARE BASED UPON INFORMATION CURRENTLY AVAILABLE TO IT. ACCORDINGLY, SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE THE COMPANY’S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, SUCH STATEMENTS. THESE RISKS, UNCERTAINTIES AND CONTINGENCIES INCLUDE, WITHOUT LIMITATION, THE CHALLENGES INHERENT IN NEW PRODUCT DEVELOPMENT INITIATIVES, PARTICULARLY IN THE SMOKELESS TOBACCO AREA, THE UNCERTAINTIES INHERENT IN THE PROGRESS OF SCIENTIFIC RESEARCH, THE COMPANY’S ABILITY TO RAISE ADDITIONAL CAPITAL IN THE FUTURE THAT IS NECESSARY TO MAINTAIN ITS BUSINESS, POTENTIAL DISPUTES CONCERNING THE COMPANY’S INTELLECTUAL PROPERTY, RISKS ASSOCIATED WITH LITIGATION REGARDING SUCH INTELLECTUAL PROPERTY, POTENTIAL DELAYS IN OBTAINING ANY NECESSARY GOVERNMENT APPROVALS OF THE COMPANY’S LOW-TSNA TOBACCO PRODUCTS, MARKET ACCEPTANCE OF THE COMPANY’S NEW SMOKELESS TOBACCO PRODUCTS, COMPETITION FROM COMPANIES WITH GREATER RESOURCES THAN THE COMPANY, THE COMPANY’S DECISION NOT TO JOIN THE TOBACCO MASTER SETTLEMENT AGREEMENT (“MSA”), THE EFFECT OF STATE STATUTES ADOPTED UNDER THE MSA AND ANY SUBSEQUENT MODIFICATION OF THE MSA, AND THE COMPANY’S DEPENDENCE ON KEY EMPLOYEES AND ON ITS STRATEGIC RELATIONSHIPS WITH BROWN & WILLIAMSON TOBACCO CORPORATION IN LIGHT OF ITS COMBINATION WITH RJ REYNOLDS TOBACCO COMPANY, INC. THE IMPACT OF POTENTIAL LITIGATION, IF INITIATED AGAINST OR BY INDIVIDUAL STATES THAT HAVE ADOPTED THE MSA, COULD BE MATERIALLY ADVERSE TO THE COMPANY.

SEE ADDITIONAL DISCUSSION UNDER “FACTORS THAT MAY AFFECT FUTURE RESULTS” IN THE COMPANY’S REGISTRATION STATEMENT ON FORM S-3, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 2005, AND OTHER FACTORS DETAILED FROM TIME TO TIME IN THE COMPANY’S OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR ADVISE UPON ANY SUCH FORWARD- LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS REPORT OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Overview

While we experienced a net increase in revenue and gross margins in the second quarter of 2005 compared to the second quarter of 2004, we had a net loss of $2.9 million for the second quarter of 2005. Our prospects are dependent, in the near term, on our ability to improve the performance of our discount cigarette business; and, in the longer term, on the distribution and consumer acceptance of our low-TSNA smokeless tobacco products as well as the continued development of new low-TSNA smokeless tobacco products, independently and through alliances with other tobacco manufacturers, and, in particular, on our ability to begin generating significant revenues through royalties on the patented tobacco curing process to which we are the exclusive licensee, including through success in our pending patent litigation against RJR.

The recurring losses generated by our operations continue to impose significant demands on our liquidity. In February and March 2005, we entered into Securities Purchase and Registration Rights Agreements for the sale of 3.6 million shares of common stock, together with 9-month warrants with an exercise price of $5.00 per share, for an additional 3.6 million shares of common stock. We received aggregate proceeds of $18.0 million for the sale of shares and we have the potential for the receipt of an additional $18.0 million in aggregate proceeds, if the warrants are exercised in 2005 prior to their expiration, although any decision to exercise the warrants is not within our control and will depend primarily on the performance of our stock price during the remainder of the year. We had working capital of $13.4 million as of June 30, 2005 which reflects an increase of approximately $7.8 million compared to a working capital surplus of approximately $5.6 million as of December 31, 2004.

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With the proceeds of the recent financings and improved margins in the cigarette business, we anticipate that we will have sufficient funds to support our operations at least through the second quarter of 2006. However, absent the successful completion of our patent infringement litigation, the exercise of outstanding warrants, a substantial improvement in revenues and/or royalties from smokeless tobacco products, or a significant improvement of the volume of sales of cigarettes, we expect that we would need to pursue additional sources of funds after the second quarter of 2006. We began the trial of our patent infringement litigation in January 2005, and if we are successful in defeating RJR’s inequitable conduct defense, which has been tried to the Court, and two pending Summary Judgment Motions, we expect to complete the trial of our patent infringement case shortly after the Court rules on the outstanding defense and Motions for Summary Judgment. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit. Also, we expect to continue to pursue opportunities for licensing our smokeless tobacco products and expanding our sales and marketing efforts, particularly if we obtain additional funds during 2005 from the exercise of outstanding warrants. While we may seek to obtain funds in the future through debt financing, there are significant limitations on our ability to obtain new debt financing, including our agreements with B&W. Moreover, our ability to raise future financings on terms acceptable to us (including through the exercise of outstanding warrants) will depend on a number of factors, including the performance of our stock price and our operational performance. Any equity financing will be dilutive to our existing shareholders.

Our inability to improve operations or to raise funds after the second quarter of 2006 could have a material adverse effect on our ability to meet our working capital needs and continue operations.

Company Mission

Star Scientific, Inc. (“Star”) and its wholly-owned subsidiary, Star Tobacco, Inc. (“ST” and together with Star, the “Company”) are technology-oriented tobacco companies with a mission to reduce toxins in tobacco leaf and tobacco smoke. The Company is engaged in:

(1) the development, implementation and licensing of scientific technology for the curing of tobacco so as to substantially prevent the formation of carcinogenic toxins present in tobacco and tobacco smoke, primarily the tobacco-specific nitrosamines (“TSNAs”);

(2) the manufacturing, sales, marketing and development of very low-nitrosamine smokeless tobacco products that also carry enhanced warnings beyond those required by the Surgeon General, including ARIVA® compressed powdered tobacco cigalett® pieces, STONEWALL Hard Snuff® and Stonewall dry snuff; and

(3) the manufacture and sale of discount cigarettes.

Our long-term focus continues to be the research, development and sale of products, particularly very low-TSNA smokeless tobacco products that expose adult tobacco users to lower levels of toxins, as well as licensing of our very low-TSNA technology. Our overall objective is to ultimately reduce the range of serious health hazards associated with the use of smoked and smokeless tobacco products. We fully accept the evidence that links smoking tobacco with a variety of diseases and premature death and believe it is highly unlikely that the health risks of smoked tobacco can be completely eliminated and that no safe cigarettes will ever be manufactured. We believe we were the first company to state unequivocally that “there is no such thing as a safe cigarette”. Further, we were the first company to affix to the back of the package of our first premium low-TSNA product, Advance®, a package “onsert” which contained not only scientifically verified comparative content data, but also additional health warnings. Nevertheless, in a world where an estimated 1.2 billion people smoke and use other conventional tobacco products, there is an urgent need to reduce the toxicity of tobacco products to the maximum extent possible, given available technology. Accordingly, we believe we have a corporate responsibility to continue our research and development efforts to manufacture tobacco products in the least hazardous manner possible, given available technology, particularly through the StarCured® tobacco curing process. While we have deferred our research projects because of cost-cutting efforts necessitated by our lack of available working capital, we expect to renew those efforts after the completion of the trial in our patent infringement lawsuit against RJR, although the extent of future research efforts will depend, in part, on the results of the RJR litigation.

We believe we have the technology, through our exclusive patent licenses, to reduce exposure to carcinogenic TSNAs, particularly the subgroups of nitrosamines commonly referred to as NNNs and NNKs, to the lowest possible levels (with carcinogenic NNKs and NNNs that measure 200 parts per billion and below) and we have demonstrated that our method for curing tobacco using the StarCured® tobacco curing process can be scaled up to meet broad commercial needs in the United States and abroad. Our focus on very low-TSNA, non-fermented smokeless tobacco products (in addition to licensing of our technology) is based, in part, on the fact that tobacco smoke contains over 4,000 constituents, 43 of which are known carcinogens. The Company expects that in the future its focus will continue to be on the development and sale of very low- TSNA non-fermented smokeless tobacco products that can be used as an alternative to cigarettes in situations where adult tobacco users either cannot or choose not to smoke.

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Over the last several years, we have expended significant effort and money on the development of our very low-TSNA tobacco and smokeless tobacco products, our patent infringement litigation against RJR, and our attempts to market our smokeless products. While smokeless tobacco sales were de minimis during the quarter and six months ended June 30, 2005 and the year ended December 31, 2004, we will continue our efforts to develop and sell smokeless tobacco products and enter into licensing arrangements for such products.

Prospects for Our Operations

Discount Cigarettes. Since 2000, our discount cigarette business has experienced a significant decline in sales, partly caused by intensified pricing competition from foreign manufacturers. In addition, a substantial portion of our gross profits on cigarette sales must be paid into escrow to meet our obligations under the MSA. Our cigarettes are sold through approximately 129 tobacco distributors throughout the United States, although we have sought to focus sales efforts in the states of Florida, Minnesota, Mississippi and Texas, where we do not incur escrow obligations under the MSA.

Cigarette sales and associated gross profits continued to trend downward over the last several years, particularly when consideration is given to the Company’s MSA escrow requirements. In the second quarter of 2005, gross profit exceeded that for the comparable period in 2004, primarily because of increases in prices, but we still experienced a net operating loss for the quarter. Increasing regulatory requirements in both MSA and non-MSA states, as well as increased pricing competition, have continued to impact on the sales of discount cigarettes. Moreover, there continues to be significant competition in the non-MSA states and pressures on the cigarette industry in general. While the recently enacted Federal buyout legislation for tobacco quota has resulted in an increase of approximately $0.50 per carton in cigarette prices beginning January 1, 2005, Star along with the rest of the industry has raised prices to cover those costs. It is likely to take more than one year to assess the affect the buyout may have on tobacco cultivation and sales, although the elimination of price supports and limits on tobacco cultivation is expected to result in lower prices for domestically grown tobacco leaf which could, in turn, result in a reduction of the cost of tobacco used in the Company’s cigarettes. While costs of the tobacco buyout program are also assessed on smokeless tobacco products, those costs will be minimal for the foreseeable future given the Company’s de minimis sales of smokeless products.

Notwithstanding the challenges facing our discount cigarette business, we will continue to focus our principal marketing efforts on the sale of discount cigarettes in the four non-MSA states for the foreseeable future and seek to increase the volume of sales in those states. At the same time, we will continue to evaluate the prospects for the cigarette business in general, and sales in MSA states, in particular, given the additional regulatory and MSA burdens of operating in those states.

Smokeless Tobacco. Sales of our smokeless products continue to be de minimis and it will take significantly greater sales of smokeless products for this business segment to operate at break-even levels. STONEWALL Hard Snuff® now represents a majority of our hard tobacco sales. We continue to seek to increase the distribution and consumer acceptance of low-TSNA smokeless tobacco products as well as the improvement of our existing very low-TSNA products and the development of other smokeless tobacco products, independently and through alliances with other tobacco manufacturers. Our working capital constraints over the last several years have limited both our direct marketing of smokeless products and our research and development efforts which, if successful, would likely contribute to consumer acceptance of our smokeless tobacco products. We do not expect to increase our efforts to broadly market smokeless products, or to significantly advance our research and development efforts, in the near term.

Licensing. We have an exclusive, worldwide license from Regent Court Technologies, LLC under eleven patents issued and patents pending relating to methods to substantially prevent the formation of TSNAs in tobacco, including the StarCured® tobacco curing process and the production of very low-TSNA tobacco products. The StarCured® tobacco curing process, as discussed herein, involves the control of certain conditions in tobacco curing barns, and in certain applications, uses microwave and/or electronic beam technology. The StarCured® process substantially prevents the formation in the tobacco leaf of the carcinogenic TSNAs, which are widely believed by medical and scientific experts to be among the most abundant and powerful cancer-causing toxins present in tobacco and in tobacco smoke. We continue to pursue means of collecting royalties with respect to this curing technology, including through arrangements described below and our patent infringement litigation against RJR.

Pursuant to the Hard Tobacco Agreement entered into with B&W in April 2001, B&W engaged in a test market of a hard tobacco product using our very low-TSNA smokeless tobacco. However, B&W notified us in December 2004 that the test market was not successful and that, as a result, they were terminating the Hard Tobacco Agreement. We have generated only de minimis revenues from royalties on the sale of smokeless tobacco products by B&W, and we would expect that any additional royalties arising from our agreements with B&W would be dependent on the successful completion of our patent litigation against the recently combined RJR and B&W operating entity.

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In the second quarter of 2004, we entered into an agreement with another tobacco manufacturer for the licensing of low-TSNA hard tobacco. Under that agreement, the manufacturer conducted an initial assessment of a hard tobacco product. Although the agreement anticipates that this will be followed up with a subsequent test market, that test market has not been initiated and it is not certain when, or if, it will take place. Accordingly, we do not anticipate receiving any royalties under that agreement for the foreseeable future.

While licensing of our exclusive patent rights is a major potential source of additional revenue for us, fully realizing this potential will depend on our ability to successfully defend and enforce our patent rights.

Impact of the MSA. We continue to experience negative cash flows from operations, particularly when the significant escrow obligations arising under the MSA are taken into account. As of June 30, 2005, we have deposited into escrow a net amount of approximately $37.1 million for sales of cigarettes in MSA states during the period 1999-2004. We deposited a total amount for 2004 sales of approximately $3.9 million, of which $3.7 million was paid during 2005. Approximately $0.1 million in quarterly escrow payments for 2005 sales have also been paid to date. This compares to a net amount of approximately $6.2 million that we deposited in 2004 for 2003 sales. To minimize the impact of these MSA obligations on our liquidity, we have attempted to focus our cigarette sales primarily in the four non-MSA states, where we are not required to make deposits into escrow, and have enhanced our efforts to prevent our cigarettes intended for the non-MSA states from being diverted into MSA states. However, in the near term we must continue to make substantial MSA escrow deposits, but expect that these amounts will continue to decrease based on information which we have on direct sales in MSA states and the level of indirect sales by our customers to MSA states.

Recent Legislation Impacting Sales of Discount Cigarettes.

Over the last two years there have been significant increases in the regulatory burdens faced by our cigarette business. Minnesota, one of the four non-MSA states in which we increasingly have focused our sales of discount cigarettes, passed a statute which took effect on July 1, 2003, requiring distributors in the state to pay an additional $0.35 per-pack fee on cigarettes purchased from manufacturers like us that have not entered into a separate settlement with the state. Because the statute impacts on all non-participating manufacturers, its effect has tended to be uniform among these manufacturers. The statute has provided an advantage to Vector Group, whose subsidiary Liggett Group manufactures and sells several discount brands that compete with brands of non-participating manufacturers, including those sold by us. Vector had previously settled with the State of Minnesota, and after passage of the statute reached a separate agreement on payments that it would have to make each year under its prior settlement.

In each of the other three non-MSA states, bills were introduced in the 2004 legislative sessions that would have imposed an additional user fee on non-participating manufacturers at a rate of $0.40 to $0.50 per pack on cigarettes sold by companies that have not entered into separate settlement agreements with those states, but none of these bills were passed. Similar legislation had been introduced in Florida, Mississippi and Texas in 2005. None of these bills have been enacted as of this date and the Florida and Mississippi legislatures have adjourned for the year. In Texas, a special session of the legislature was convened in June to address school finance legislation that had not passed during the regular legislative session. That special session concluded on July 20, 2005, again with no bills being passed out of the legislature. The language in both the House and Senate bills to date have included an across-the-board increase in the state excise tax levied on all cigarettes, but no selective surcharge on cigarettes manufactured by NPMs. Following the first special session, Governor Perry immediately convened a second thirty-day special session, which began on July 21, 2005. Passage of statutes in the non-MSA states that impose fees on manufacturers that have not previously settled with these states would be expected to impact on all such manufacturers equally, but would make discount cigarettes more expensive and, therefore, lessen the competitive price advantage they currently enjoy compared to generic and premium brand cigarettes.

In addition, there are numerous recently enacted statutes and legislative initiatives in MSA states that could further impact our ability to compete in these states. We have determined to cease sales in certain states in response to some of these developments.

Michigan, an MSA state, passed a fee statute in January 2004 that requires the payment of a $0.35 per-pack fee on cigarettes sold by non-participating manufacturers, that must be paid in advance, and is based on an estimate of projected sales by the state’s Department of Revenue. This fee is in addition to the MSA requirement that non-participating manufacturers deposit funds into escrow for each cigarette sold in an MSA state. Given the cost burden of making both the escrow payments and fee payments, we advised the Department of Revenue that we will not sell our cigarette brands in Michigan in the future. Utah and Alaska, MSA states where we had virtually no sales, also have passed additional per-pack fees imposed on cigarette sales by non-participating manufacturers. Legislation imposing a fee on cigarettes sold by non-

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participating manufacturers has been introduced in a number of MSA states in 2005, but none of these bills have been enacted into law. The impact of these new fee statutes in the MSA states would be expected to negatively impact on sales in these states by all non-participating manufacturers, including Star. However, as previously noted, we have sought to focus our cigarette sales in recent years in the four non-MSA states. During the year ended December 31, 2004, approximately 90% of our cigarette sales were in non-MSA states and we believe that the percentage of sales in non-MSA states during 2005 will be somewhat higher.

On June 28, 2004, regulations went into effect in the State of New York requiring that cigarettes sold in that state meet certain fire safety standards. We decided it would not be economically feasible to develop a separate type of cigarette for sale in New York and have not attempted to become certified under the new regulations. As a result, we are not now selling cigarettes in New York and do not anticipate having sales of cigarettes in New York in the future. Bills relating to fire safety standards have been introduced in several other states and in Congress and Maine recently enacted such a statute into law. Because we have had virtually no sales in Maine over the last several years, we will not seek to comply with regulations to be promulgated under the new law and we will no longer sell cigarettes in Maine when the new law becomes effective in 2006. We will continue to monitor other fire safety legislative initiatives as they move forward and, as appropriate, reassess our decision not to develop a cigarette that complies with such regulations.

On February 10, 2005, the Department of Agriculture issued regulations implementing the “buyout” payment program in connection with the termination of the federal tobacco quota program pursuant to the Fair and Equitable Tobacco Reform Act of 2004. Under the statute, the $10 billion buyout will be paid for by all tobacco manufacturers over a ten-year period based on each company’s percentage of sales. The apportionment of responsibility for payments to quota holders will be 96% to cigarette manufacturers, with the remaining 4% divided among other tobacco product manufacturers, based on market share. Under the regulations, the assessment will be made quarterly beginning January 1, 2005. The first quarterly payment was to have been due on March 31, 2005 based on sales levels during the last quarter of 2004, but that payment was delayed until June 30, 2005 due to difficulty in implementing the program. On July 1, 2005 we made a combined payment of approximately $2.3 million to cover our buyout obligation for the first two quarters of 2005. Payments in the future will be due each quarter based on market share calculations derived from sales in the immediately preceding quarter. We estimate that the quarterly payments will continue to be approximately $1.1 million for the next several quarters. All of the major tobacco companies, as well as Star, have increased prices to cover the cost of the buyout, which has been estimated to be approximately $0.50 for each carton of cigarettes sold effective January 1, 2005 and a comparable cost for smokeless products. It is likely to take more than one year to assess the effect the buyout may have on tobacco cultivation and sales, although the elimination of price supports and limits on tobacco cultivation is expected to result in lower prices for domestically grown tobacco leaf which could, in turn, result in a further reduction of the cost of tobacco used in the Company’s cigarettes.

RJR Litigation.

In May 2001, we filed a patent infringement action against RJR in the United States District Court for Maryland, to enforce our rights under U.S. Patent No. 6,202,649 (`649 Patent), which claims a process for substantially preventing the formation of TSNAs in tobacco. On July 30, 2002, we filed a second patent infringement lawsuit against RJR based on a new patent issued by the U.S. Patent and Trademark Office on July 30, 2002 (Patent No. 6,425,401). The new patent is a continuation of the `649 Patent, and on August 27, 2002 the two suits were consolidated. See Part II, Item 1 of this report for additional information on the history of this litigation.

Trial in this case commenced on January 31, 2005 before the Court on RJR’s defense of inequitable conduct before the patent office. At the conclusion of the bench trial of this portion of the case, the Court advised the parties that it would take the matter under advisement, and expected to issue a ruling on this portion of the case at the same time that it rules on two additional Summary Judgment Motions that were filed by RJR on January 25, 2005. Briefing on these motions was completed on March 11, 2005. If the Court denies RJR’s inequitable conduct defense and the Motions for Summary Judgment, then we expect that the remainder of the case will be set for a jury trial shortly thereafter. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit.

The lawsuit against RJR is the centerpiece of our announced policy of protecting the intellectual property to which we are the exclusive licensee under our license arrangement with Regent Court Technologies.

Merger of B&W and RJR.

In 2004, B&W and certain of its affiliated tobacco businesses combined operations under the new publicly traded holding company, Reynolds American Inc., which is 42% owned by British American Tobacco PLC, the former parent of B&W. We have a variety of agreements with B&W. Given our pending patent infringement lawsuits against RJR, it is

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difficult to evaluate the precise impact which the transaction between B&W and RJR will have on us and our operations. However, the fact that B&W and RJR have combined their operations could have a negative impact on the range of existing agreements which we have entered into with B&W, including future royalties under our agreements relating to the Advance® low-TSNA cigarette for which no royalties have been received this year, and potential royalties on B&W’s purchase of StarCured® tobacco and other low-TSNA tobacco. For instance, B&W’s deeming the hard tobacco test market to be unsuccessful appeared to us to be inconsistent with conversations between individuals at Star and RJR to the effect that the hard tobacco test market had been very successful, and that enthusiasm had been expressed about getting this product on the market quickly.

In recent years, B&W has granted us a number of concessions under our agreements, including deferred interest and principal payments, consenting to our incurrence of additional indebtedness and agreeing to modify the now-terminated Hard Tobacco Agreement to allow us to pursue similar licensing arrangements with third parties. B&W’s failure to grant similar concessions in the future could have a number of adverse consequences, including restricting the pursuit of business opportunities with B&W or third parties, limiting the Company’s ability to raise funds through debt financing and requiring payment of our obligations to B&W.

In addition, RJR took the position in our litigation that the new operating entity established as a result of this combination transaction assumed all of the rights and obligations under the agreements previously entered into between us and B&W, and moved to dismiss the case on that basis. After full briefing, the Court denied RJR’s motion to dismiss, and found that B&W had attempted to assign the Star/B&W agreements to the new subsidiary, and that we had not consented to the assignment and that the de facto merger doctrine did not apply to vitiate the need for our consent. In its ruling the Court did leave open the question of what impact, if any, the combination may have on the future licensing arrangements with RJR, but noted that those considerations did not impact on the claims asserted by us in the patent litigation.

Results of Operations

The Company’s unaudited condensed consolidated results for the periods ended June 30, 2005 and 2004 are summarized in the following table:

	Three Months Ended June 30, (unaudited)		Six Months Ended June 30, (unaudited)
	2005	2004	2005	2004
Net sales	$17,406,935	$15,439,773	$34,369,383	$32,600,829
Cost of goods sold	3,702,636	3,988,040	7,718,304	8,386,681
Federal excise tax	7,942,348	8,788,286	15,937,602	18,654,589
Department of Agriculture Payment	1,148,616	—	2,288,616	—

Gross profit	4,613,335	2,663,447	8,424,861	5,559,559

Total operating expenses	6,232,418	6,239,769	13,603,872	12,937,728

Operating loss	(1,619,083)	(3,576,322)	(5,179,011)	(7,378,169)

Net loss	$(2,949,031)	$(4,293,439)	$(11,430,244)	$(6,822,021)

Basic:
Loss per common share	$(0.04)	$(0.07)	$(0.16)	$(0.11)
Diluted:
Loss per common share	$(0.04)	$(0.07)	$(0.16)	$(0.11)
Weighted average shares outstanding	73,228,784	60,295,830	71,765,632	60,295,830
Diluted weighted average shares outstanding	73,228,784	60,295,830	71,765,632	60,295,830

Second Quarter 2005 Compared with Second Quarter 2004

Net Sales. During the second quarter of 2005, the Company’s cigarette sales increased by 13.0% or $2.0 million to approximately $17.4 million compared to approximately $15.4 million during the second quarter of 2004, notwithstanding that volume decreased by approximately 10.0% to approximately 414 million cigarettes in the second quarter of 2005 from approximately 460 million cigarettes in the second quarter of 2004. The decrease in the number of cigarettes sold reflects the Company’s efforts to continue to operate in very competitive and price-sensitive geographic regions, namely Texas, Florida, Mississippi and Minnesota, to limit sales in MSA states, and the decision in 2004 to increase price to improve margin on cigarette sales. The average sales price per carton increased approximately 25.6% from approximately $6.68 per carton during the second quarter of 2004 to approximately $8.41 per carton during the second quarter of 2005. This included an approximately $0.50 per carton increase in 2005 to cover the cost of the recent tobacco farmer buyout legislation.

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Cigarette shipments in the second quarter of 2005 totaled approximately 59.9 truckloads. This compares to approximately 66.5 truckloads in the second quarter of 2004. Gross margin increased approximately $2.0 million or 77.7% to approximately $4.6 million during the second quarter of 2005 versus approximately $2.7 million in the second quarter of 2004. This was primarily due to achieving higher pricing at an average carton price of approximately $8.41 during the second quarter of 2005, versus approximately $6.68 per carton during the second quarter of 2004.

As previously mentioned, the Company’s shipments of cigarettes decreased approximately 10% compared to the second quarter of 2004 and cigarette sales have continued to generally trend downward over the last several years. Increasing regulatory requirements in both MSA and non-MSA states, as well as increased pricing competition, have continued to impact on the sales of discount cigarettes.

During the second quarter of 2005, Star continued to market two very low-TSNA smokeless tobacco products – ARIVA® and STONEWALL Hard Snuff®. The sales of smokeless products was comparable in both the second quarter of 2004 and the second quarter of 2005 at approximately $0.1 million. The sales of smokeless tobacco products continues to be de minimis and it will take significantly greater sales of smokeless products for this business segment to operate at breakeven levels. As of the middle of 2004, STONEWALL Hard Snuff® had been introduced into approximately 7,000 locations and that number has remained fairly constant since that time. STONEWALL Hard Snuff® now represents a majority of Star’s hard tobacco sales.

The Company’s net sales of ARIVA® continued to be de minimis in the second quarter. Acceptance of ARIVA® as an alternative to cigarettes has continued to be adversely impacted by a number of factors, including, among others: (1) lack of consumer familiarity with ARIVA®, (2) the fact that ARIVA® requires a change in habit by smokers, i.e. using a smokeless product rather than a smoked product; (3) publicly stated opposition to ARIVA® by certain Attorneys General and certain public health advocacy groups after its launch in 2001, which appeared in various newspapers and FDA filings and which have continued to impact on product perception; (4) the fact that ARIVA® requires smokeless warning labels that may be unfamiliar to and/or misunderstood by cigarette smokers; (5) the need to develop name brand recognition with consumers; and (6) difficulty in obtaining capital required for large-scale consumer education and marketing directed to adult tobacco users. While STONEWALL Hard Snuff®, as a smokeless tobacco product, is more familiar to adult consumers of smokeless tobacco in terms of use and taste, sales of both STONEWALL Hard Snuff® and ARIVA® have been impacted by the Company’s working capital constraints over the last several years which have resulted in limited expenditures for marketing and product placement.

Beginning in 2002, ARIVA® was broadly distributed in retail outlets throughout the United States. Based on the continued, de minimis sales of ARIVA® and the passage of time from the initial placement of the product, management believes the number of locations actively selling ARIVA® as of the end of the second quarter of 2005 continues to be less than 5,000 stores.

During the second quarter of 2005, the Company did not earn any royalties on low-TSNA tobacco or tobacco products.

Gross Profits. Gross profit increased approximately $2.0 million or 77.7% in the second quarter of 2005 to approximately $4.6 million from approximately $2.7 million in the second quarter of 2004. The increase was due to higher sales prices which offset lower volume for the Company’s cigarette products. The Federal excise taxes have remained constant at $3.90 per carton for both periods, but there was an increased cost of approximately $.50 per carton for the tobacco farmer buyout legislation which began in 2005.

For discount cigarette sales during the second quarter of 2005, the Company’s cost-of-goods sold remained approximately the same at approximately $1.63 per carton, compared with an average cost of approximately $1.64 per carton during the second quarter of 2004.

Consistent with the practice over the last few quarters, during the second quarter of 2005, excess production costs for the Company’s ARIVA® and STONEWALL Hard Snuff® manufacturing lines were recognized as general and administrative expenses. Due to the underutilization of the packaging equipment for smokeless products, the Company’s gross profit for smokeless products was zero during both periods when sales were netted against the cost of manufacturing.

Total Operating Expenses. Total operating expenses remained consistent for the second quarter of 2005 compared with the second quarter of 2004. Marketing and distribution costs increased by approximately $0.6 million due to retail programs which were in effect during the second quarter of 2005, while general and administrative costs decreased by approximately $0.6 million primarily due to the reduction in legal costs, which during the second quarter of 2005 were approximately $0.7 million compared with approximately $1.0 million during the second quarter of 2004. During both periods, legal costs related principally to the patent infringement lawsuit against RJR. The Company anticipates general and administrative costs of

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approximately $1 million in connection with the completion of the trial portion of its patent infringement litigation. This would be in addition to any appeal cost, if an appeal were required. Research and development as well as depreciation costs have remained approximately the same in both periods. The Company expects to maintain spending on research at a de minimus level, while it continues to concentrate on the preparation for the ongoing trial of its patent infringement litigation

Depreciation. Depreciation expense totaled approximately $0.2 million for the second quarter of 2005, which was approximately the same as in the second quarter of 2004.

Interest Expense. The Company had interest expense of approximately $0.1 million and interest income of approximately $0.3 million in the second quarter of 2005. This compares to interest expense of approximately $0.9 million and interest income of approximately $50,000 in the second quarter of 2004. The higher interest expense in the second quarter of 2004 resulted primarily from interest charges on the $4.5 million borrowed from the Company’s CEO, interest on the Manchester Securities debenture and interest on the B&W restructured account payables. During the second quarter of 2005, neither the CEO loan nor the $9 million of convertible debt were outstanding since the CEO loan had been repaid during 2004 and the $9 million of convertible debt had been converted to equity in January 2005. The higher interest income during the second quarter of 2005 was due to higher cash balances as well as increased interest income from the Company’s MSA escrow fund. The Company receives for its own account the current interest on the amounts in escrow.

Write-off of Note Receivable, Officer. On July 27, 2005, the Company’s President and COO tendered to the Company a payment of $300,000 as full satisfaction of a nonrecourse and unsecured $2 million promissory note issued to the Company in 1999. The COO issued the note in 1999 to purchase two million shares of the Company’s common stock. Under its terms, the $2 million promissory note was nonrecourse as to accrued interest and 85% of the principal amount of the note, and reflected an inducement to the COO to join the Company and resign his senior partnership with a national law firm. In connection with the payment by the COO, the Company has incurred an expense of $1.8 million due to the write-off of $1.7 million of the note receivable due and approximately $0.1 million of accrued interest. As a result of the payment, the Company has incurred a non-cash charge this quarter and will record a reduction of $300,000 in officers’ notes receivable in the third quarter to reflect the cash payment on July 27, 2005.

Income Tax Benefit. The Company had no income tax benefit for the second quarter of 2005 as compared to an income tax benefit of $0.2 million for the second quarter of 2004. The tax benefit in 2004 was attributable to the loss experienced that year. There was no tax benefit in 2005 due to a valuation allowance as a result of the Company’s continued losses.

Net Loss. The Company had a net loss of approximately $2.9 million for second quarter 2005 compared with a net loss of approximately $4.3 million reported in the comparable 2004 period. The net loss in 2005 was due to the write-off of the $1.8 million officer’s note receivable, $0.6 million in higher marketing and distribution expenses, offset by higher pricing on cigarette sales, despite a reduction in volume, as well as the fact that there was no tax benefit due to a valuation allowance.

In the second quarter 2005, the Company had basic and diluted loss per share of $0.04 compared to a basic and diluted loss per share of $0.07 in the same period in 2004.

First Six Months of 2005 Compared with First Six Months of 2004

Net Sales. During the first six months of 2005, the Company’s cigarette sales increased approximately $1.8 million or 5.4% to $34.4 million from $32.6 million for the first six months of 2004, reflecting higher pricing on cigarette sales. While cigarette sales increased in the first six months of 2005, the number of cigarettes sold declined, primarily due to operating in very competitive and price-sensitive geographic regions, namely Texas, Florida, Mississippi and Minnesota, and efforts to limit sales in MSA states. The Company sold approximately 826 million cigarettes during the first six months of 2005, compared with sales of approximately 968 million cigarettes during the first six months of 2004, representing a decrease of approximately 14.7%. The decline in unit sales was offset by the approximate 25.9% increase in sales price charged by the Company for its cigarettes, from approximately $6.68 per carton during the first six months of 2004 to $8.41 during the first six months of 2005. At the same time, the cost of cigarettes sold increased approximately 9.7% from an average of $1.55 per carton during the first six months of 2004 to $1.70 per carton during the first six months of 2005. However, the cost increases were also offset by the higher per carton sales price.

During the first half of both 2005 and 2004, the Company’s net sales for ARIVA® were comparable. By the beginning of the second quarter of 2004, STONEWALL Hard Snuff® had been introduced into approximately 7,000 locations and that number has remained fairly constant since that time.

Beginning in 2002, ARIVA® was broadly distributed in retail outlets throughout the United States. Based on the continued de minimis sales of ARIVA® and the passage of time from the initial placement of the product, management believes the number of locations actively carrying ARIVA® as of the end of the second quarter of 2005 is less than 5,000 stores.

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During the first six months of 2005, the Company did not earn any royalties on low-TSNA tobacco or tobacco products.

Gross Profits. Gross profit increased approximately $3.0 million or approximately 51.5% in the first six months of 2005 to $8.4 million from $5.6 million in the first six months of 2004. The increase was due primarily to increased pricing for the Company’s cigarette products which offset a decrease in volume and an increase in the cost of goods sold. Federal excise tax remained at $3.90 per carton for during both 2005 and 2004. During the first six months of 2005, there was an approximately $0.50 per carton increase to cover the cost of the recent tobacco farmer buyout legislation.

For discount cigarette sales during the first six months of 2005, the Company increased its average cost-of-goods sold by approximately 9.7%, to a blended average of approximately $1.70 per carton, compared with a blended average cost of $1.55 per carton during the first six months of 2004. This reflected both increases in manufacturing costs and the impact of lower volumes.

Consistent with the practice over the last few quarters, during the first six months of 2005, excess production costs for the Company’s ARIVA® and STONEWALL Hard Snuff® manufacturing lines were recognized as general and administrative expenses. Due to the under-utilization of the packaging equipment for smokeless products, the Company’s gross profit for smokeless products was zero during both periods.

Total Operating Expenses. Total operating expenses increased by approximately $0.7 million to approximately $13.6 million for the first six months of 2005 from approximately $12.9 million for the first six months of 2004. Marketing and distribution costs have risen by approximately $1.2 million, while depreciation costs have fallen by approximately $0.5 million from approximately $0.8 million in the first six months of 2004 to approximately $0.3 million in the first six months of 2005, due to a one-time adjustment of approximately $0.5 million in the useful life of certain fixed assets in Chase City and Chester, VA during the first quarter of 2004. Both general and administrative and research and development costs have remained approximately the same during both periods.

Marketing and Distribution Expenses. Marketing and Distribution expenses totaled approximately $6.1 million for the first six months of 2005, an increase of approximately $1.2 million over the expense of approximately $5.0 million in the first six months of 2004. This increase was primarily due to approximately $0.7 million of retail promotion programs which were in effect during the first six months of 2005 but were not in effect during the first six months of 2004. Additionally, there were higher commission costs of approximately $0.3 million and higher shipping costs due to increases in fuel costs.

General and Administrative Expenses. General and Administrative Expenses totaled approximately $7.0 million for the first six months of 2005, which is approximately the same as the first six months of 2004. During the first six months of 2005, legal costs were approximately $2.2 million compared with approximately $2.1 million of legal expenses during the first six months of 2004. The majority of the legal costs during both periods were incurred in connection with the Company’s litigation against R.J. Reynolds for patent infringement in the United States District Court for the District of Maryland. Once a trial date is set for the remainder of its patent infringement suit, the Company anticipates that the additional expense related to the jury portion of the trial will be approximately $1 million. This would be in addition to any appeal cost, if an appeal were required.

Depreciation. Depreciation totaled $0.3 million for the first six months of 2005, compared with $0.8 million in the first six months of 2004. This higher figure during 2004 was due to a one-time adjustment of approximately $0.5 million in the useful life of certain fixed assets at the Chase City and Chester, Virginia locations during the first quarter of 2004.

Research and Development Expenses. There were de minimis costs of approximately $69,750 during the first six months of 2005 and $28,884 during the first six months of 2004. Consistent with its efforts to cut costs, the Company deferred certain research projects in the last half of 2003, 2004 and 2005. The Company expects to maintain its spending on research at a de minimus level, while it continues to concentrate on the preparation for the ongoing trial of its patent infringement litigation. Presently, the Company’s research focus is directed to assessing the impact that products with reduced toxin levels may have on the range of serious health hazards associated with the use of conventional smoked and smokeless tobacco products. While its research work has been deferred as a result of its lack of available working capital, the Company has designed several additional scientific studies to determine, among other things, whether a reduction in TSNAs can be equated with a reduction in health risk, to assess biomarker differences that can be equated to levels of various toxins in smoked versus smokeless tobacco, and to measure the impact of the decline in TSNA exposure in low-TSNA smokeless tobacco compared to traditional cigarette products. However, because of monetary constraints we are not moving forward with these studies at this time. When we initiate these studies, they will be conducted by independent laboratories and universities. The Company hopes to renew its research and development efforts in late 2005, subject to the availability of funds.

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Write-off of Note Receivable Officer. On July 27, 2005, the Company’s President and COO tendered to the Company a payment of $300,000 as full satisfaction of a nonrecourse and unsecured $2 million promissory note issued to the Company in 1999. The COO issued the note in 1999 to purchase two million shares of the Company’s common stock. Under its terms, the $2 million promissory note was nonrecourse as to accrued interest and 85% of the principal amount of the note, and reflected an inducement to the COO to join the Company and resign his senior partnership with a national law firm. In connection with the payment by the COO, the Company has incurred an expense of $1.8 million due to the write-off of $1.7 million of the note receivable due and approximately $0.1 million of accrued interest. As a result of the payment, the Company has incurred a non-cash charge this quarter and will record a reduction of $300,000 in officers’ notes receivable in the third quarter to reflect the cash payment on July 27, 2005.

Interest Expense. The Company had interest expense of $0.3 million and interest income of $0.6 million in the first six months of 2005. This compares to interest expense of $1.3 million and interest income of $0.1 million in the first six months of 2004. The higher interest expense in the first six months of 2004 resulted primarily from interest charges on the $4.5 million borrowed from the Company’s CEO, interest on the Manchester Securities debenture and interest on the B&W restructured account payable. This interest expense was partially offset by interest income generated by the Company’s MSA escrow fund; however, the interest rates are very low due to the conservative investment options permitted by the escrow agreements. The lower interest expense during the first six months of 2005 was attributable to the fact the CEO loan was not outstanding as it had been repaid during 2004, and that the $9 million of convertible debt had been converted to equity in January 2005. The higher interest income during the first six months of 2005 is due to higher cash balances, as well as increased income from the Company’s MSA escrow fund. The Company receives for its own account the current interest on the amounts in escrow.

Loss on Conversion of Long-term Debt to Equity. On January 10, 2005, Manchester converted the $9.0 million convertible debenture into 3,179,810 shares of the Company’s common stock, which reflected an adjusted conversion price from $3.73 to $2.897, and $212,000 of accrued and unpaid interest. As a result of this transaction, the debenture was fully converted and cancelled with Manchester having no rights under the Debenture. As a result of the conversion of debt into equity, the Company recorded a non-cash charge during the first quarter of 2005 of $4,833,466 to reflect the cost of the discount provided for in the conversion, as well as to expense the remaining portion of the unamortized costs of the initial debt issuance and discounts on the convertible debentures of approximately $1.4 million related to the allocation of debt proceeds to the warrants and beneficial conversion features.

Income Tax Benefit. The Company had no income tax benefit for the first six months of 2005 compared to an income tax benefit of $1.8 million for the first six months of 2004. The tax benefit in 2004 was directly attributable to the losses experienced in that period. In 2005 there was no tax benefit due to a valuation allowance.

Net Loss. The Company had a net loss of $11.4 million for the first six months of 2005 compared with a net loss of $6.8 million reported in the comparable 2004 period. The increased net loss in 2005 primarily reflects the impact of higher operating expenses, the write-off of the officer’s note receivable and the $4.8 million charge during the first quarter of 2005 for the conversion of approximately $9 million of debt to equity. Finally, there was no tax benefit due to a valuation analysis during 2005 compared to a $1.8 million tax benefit during 2004

In the first six months of 2005, the Company had a basic and diluted loss per share of $(0.16) compared to a basic and diluted loss per share of $(0.11) in the same period in 2004.

Liquidity and Capital Resources

Overview

As of June 30, 2005, we had a working capital surplus of approximately $13.4 million, which reflected, in part, the fact that during the first quarter of 2005 we raised $18.0 million through the sale of shares of common stock. Future cash needs over the near term include:

•	litigation costs in connection with the trial portion of our patent infringement case against RJR, the first part of which was tried from January 31 to February 8, 2005. We expect the expense for the remaining portion of the trial to be approximately $1 million. This would be in addition to any appeal cost, if an appeal were required.

•	monthly payments of approximately $300,000 to B&W for combined principal and interest on restructured accounts payable, which was approximately $8.1 million as of January 1, 2005 and $6.5 million as of June 30, 2005. Beginning in January 2006, we will also make combined principal and interest payments of approximately $300,000 per month in connection with the long-term tobacco curing barn debt due B&W;

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•	monthly payments of approximately $200,000 for operating and capital leases;

•	quarterly payments of approximately $1.1 million under the tobacco quota buyout program which, as noted above, are being offset by increased prices that went into effect on January 1, 2005; and

•	funding of other aspects of our current operations in light of continued operating losses.

In addition, certain contingencies exist that could require the Company to make significant cash payments, including challenging the Virginia Department of Taxation’s sale and use tax assessment of $988,564 with respect to our curing barns. An administrative proceeding relating to this challenge may be concluded in late 2005.

With the proceeds of the recent financings and the improving margins in the cigarette business, we anticipate that we will have sufficient funds to support our operations at least through the second quarter of 2006. However, absent the successful completion of our patent infringement litigation, the exercise of outstanding warrants, a substantial improvement in revenues and/or royalties from smokeless tobacco products, or a significant improvement of the volume of sales of cigarettes, we expect that we would need to pursue additional sources of funds after the second quarter of 2006. We began the trial of our patent infringement litigation in January 2005, and if we are successful in defeating RJR’s inequitable conduct defense, which has been tried to the Court, and two pending Summary Judgment Motions, we expect to complete the trial of our patent infringement case shortly after the Court rules on the outstanding defense and motions for summary judgment. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit. Also, we expect to continue to pursue opportunities for licensing our smokeless tobacco products and expanding our sales and marketing efforts, particularly if we obtain additional funds during 2005 from the exercise of outstanding warrants. While we may seek to obtain funds in the future through debt financing, there are significant limitations on our ability to obtain new debt financing, including our agreements with B&W. Moreover, our ability to raise future financings on terms acceptable to us (including through the exercise of outstanding warrants) will depend on a number of factors, including the performance of our stock price and our operational performance. Any equity financing will be dilutive to our existing shareholders.

Summary of Balances and Recent Sources and Uses

As of June 30, 2005, we had working capital of approximately $13.4 million, approximately $16.0 million in cash and cash equivalents and approximately $9.7 million of accounts receivable, compared to a working capital surplus of approximately $5.6 million, approximately $7.7 million in cash and cash equivalents, and approximately $7.5 million in accounts receivable, as of December 31, 2004.

Net Cash Provided By (Used In) Operating Activities. During the first six months of 2005 approximately $3.6 million of cash was used in operating activities compared to approximately $4.1 million of cash used by operating activities during the first six months of 2004. The change in the net cash flows from operations are due to the decreased operating losses for the six months ended June 30, 2005 as compared to 2004, offset by the increase of $2.2 million in accounts receivable for the six months ended June 30, 2005.

Net Cash Provided By (Used In) Financing Activities. In the first six months of 2005, approximately $15.5 million was generated by financing activities versus approximately $10.3 million in the first six months of 2004. This reflected the approximately $18.5 million in proceeds from stock issuance during 2005 compared to $9 million of convertible debt and $4 million in proceeds from a stock issuance in 2004. During the first six months of 2005, approximately $3.0 million was used to make payments on notes payable and capital leases while $3.3 million was used for similar purposes during the first six months of 2004.

Net Cash Provided by (Used In) Investing Activities. During the first six months of 2005, minimal cash was used by investing activities compared with approximately $0.2 million of cash generated by investing activities during 2004 from the release of a deposit.

Net Cash Used in MSA Escrow Payments. As of June 30, 2005, we had deposited a total of approximately $3.9 million into escrow for our MSA escrow obligation for 2004 sales, of which $3.7 million was deposited during 2005, versus a net amount of approximately $6.2 million for 2003 sales that were deposited as of June 30, 2004. Also, we deposited approximately $0.1 million in 2005 for quarterly escrow payments for 2005 sales. The lower amount deposited for 2004 sales was a direct result of decreased sales in MSA states and continued declines in overall cigarette sales.

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Cash Demands on Operations

We continue to experience operating losses which if not reversed will continue to negatively impact on our working capital. For the second quarter of 2005, sales of our discount cigarettes totaled approximately $17.4 million, an increase of approximately $2.0 million or 13.0%, from approximately $15.4 million during the first quarter 2004. Although our truckload sales decreased compared to the second quarter of 2004, the gross margin increased substantially due to price increases, including an approximate $0.50 per-carton increase beginning in January 2005 to cover the cost of the recent tobacco farmer buyout legislation. Sales of our smokeless products continue to be de minimis. While our gross profits in the second quarter of 2005 exceeded those for the second quarter of 2004, primarily because of increases in prices, we experienced a net operating loss for the quarter. Our net working capital and results of operations do not reflect our obligation to make MSA escrow deposits for 2005 sales, which we must make in April 2006 or in quarterly payments in certain states in 2005.

In addition, we have spent a significant amount of money in connection with the development and protection of our intellectual property portfolio, principally in connection with our patent infringement litigation against RJR. We recognize that in order to protect and defend our intellectual property, additional capital will need to be spent in connection with our ongoing patent litigation matters.

Our inability to improve operations or to raise funds after the second quarter of 2006 could have a material adverse effect on our ability to meet our working capital needs and continue operations.

Contingent Liabilities and Cash Demands

B&W Agreements. Under the Restated Master Agreement, as amended by letter agreements dated December 4, 2002 and August 14, 2003, between B&W and the Company, we owe B&W approximately $20 million of long-term debt, with no interest accruing, or principal payments required through December 31, 2005. Beginning January 1, 2006, interest accrues and is payable monthly at prime plus 1%, and principal is due in 96 monthly installments of approximately $208,000. The debt is secured by tobacco leaf inventory, the tobacco curing barns, and a first priority security interest in our intellectual property. Once the outstanding loan balance is reduced to $10 million, the collateral will be released by B&W.

In addition, as of December 31, 2004, we had an obligation of $8,184,875 payable to B&W as a result of restructured accounts payable. The principal payments on this obligation were deferred until January 2005. Beginning in January 2005 that debt is being repaid through monthly principal payments of $250,000, plus interest at prime plus 1% on the outstanding balance. The balance of principal outstanding as of June 30, 2005 was approximately $6.5 million.

Under the Other Low TSNA Tobacco Agreement that was entered into with B&W in April 2001, B&W is obligated to pay royalties to us on its purchases of StarCured® tobacco and other low-TSNA tobacco once a royalty rate is established with one of the other three largest tobacco manufacturers. In the second quarter of 2004, we entered into an agreement with another tobacco manufacturer for the licensing of low-TSNA hard tobacco. We do not anticipate receiving any royalties under that agreement for the foreseeable future. To enable us to pursue this agreement, and potentially other licensing of hard tobacco products, B&W agreed to waive its ten-year right to be the exclusive purchaser of hard tobacco from Star (subject to Star’s own rights) in return for concessions under the now-terminated Hard Tobacco Agreement and a three month extension of the date on which it would begin once again to pay royalties under the April 25, 2001 Other Low TSNA Tobacco Royalty Agreement, once a royalty rate is established with one of the other three largest tobacco manufacturers.

Master Settlement Agreement. The MSA escrow deposit for 2005 sales is due on or before April 15, 2006, except for any quarterly payments required in a number of the MSA states. In 2004, our sales of cigarette decreased approximately 9% from 2.0 billion units to 1.8 billion units, and we sought to focus our sales in the four non-MSA states where we are not obligated to make escrow payments. Notwithstanding these facts, we have continued to make some sales to customers in MSA states and have had escrow obligations for indirect sales made by our direct customers. We deposited a total amount into escrow for 2004 sales of approximately $3.9 million, of which approximately $3.7 million was deposited during 2005, compared to a net amount of approximately $6.2 million in 2004 for 2003 sales. Also, we have deposited approximately $0.1 million in 2005 to satisfy quarterly escrow obligations for 2005 sales. Currently, we have approximately $37.1 million in escrow. To minimize the impact of these MSA obligations on our liquidity, we have attempted to focus our cigarette sales primarily in the four non-MSA states and have enhanced our efforts to prevent our cigarettes intended for the non-MSA states from being diverted into MSA states. However, in the near term we must continue to make substantial MSA escrow deposits, but expect that these amounts will continue to decrease based on information which we have on direct sales in MSA states and the level of indirect sales by our customers to MSA states.

Litigation Costs. We have entered into fee arrangements with counsel in several litigation and related matters under which certain costs related to the litigation are being advanced by counsel on our behalf. Given the contingent nature and the fact that a probability assessment of liability cannot be made at this time, no accrual has been made for this contingent liability. We have paid or accrued all existing obligations. Also, as part of our fee arrangements in certain of these matters, we have agreed to pay counsel a percentage of any damage award and a percentage of the resulting payments we actually receive in the event that the litigation is resolved in our favor in return for a cap on fee payments during the litigation.

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We are currently prosecuting patent infringement claims against RJR in a consolidated action in the United States District Court for the District of Maryland and in 2002 were successful in having a declaratory judgment action brought by Philip Morris dismissed on the basis that no actionable controversy existed between the companies. We anticipate incurring significant expenses in terms of legal fees and costs in connection with the RJR litigation for the foreseeable future.

In the past we have maintained product liability insurance only with respect to claims that tobacco products manufactured by or for us contain any foreign object, i.e. any object that is not intended to be included in the manufactured product. We currently do not maintain such insurance and as a result are self-insured for this risk. The product liability insurance that we previously maintained did not cover health-related claims such as those that have been made against the major manufacturers of tobacco products. We do not believe that such insurance currently can be obtained. We have never been named as a defendant in any legal proceedings involving claims arising out of the sale, distribution, manufacture, development, advertising, marketing or claimed health effects relating to the use of our tobacco products. While we may be named as a defendant in the future, we believe we have conducted our business in a manner which decreases the risk of liability in a lawsuit relating to product liability because we have:

•	attempted to consistently present to the public the most current information regarding the health effects of long-term smoking and tobacco use;

•	always acknowledged the addictive nature of nicotine; and

•	stated unequivocally that smoking involves a range of serious health risks, is addictive and that cigarette products can never be produced in a “safe” fashion.

Over the past several years, we have asserted several challenges to the MSA and qualifying statutes. These constitutional challenges were not successful and we are not currently engaged in any litigation challenging the constitutionality of the MSA and qualifying statutes. Also, we completed a comprehensive settlement relating to our obligation as a nonparticipating manufacturer under the MSA in June 2003. As a result, we do not anticipate incurring significant costs related to litigation arising out of the MSA in the future.

Request for Private Letter Ruling and Virginia Tax Assessment. In 2004 we were notified that our 2001 federal income tax return has been selected for examination by the Internal Revenue Service. No action has currently taken place with regard to this audit. Except for the item discussed below, the impact of the IRS examination on our financial condition, results of operations and cash flow, if any, cannot be ascertained at this time.

During 2002, we submitted to the IRS a Request for a Private Letter Ruling asking that the IRS rule on the deductibility of funds placed in escrow under the MSA. We have taken the position on our 2001 and later federal and state income tax returns that the payment to the escrow account under the terms of the MSA is a current expense. Additionally, we filed claims for refunds of taxes paid in prior years based upon the deductibility of these escrow payments. During 2002 and 2003, we received a total of $12.6 million in federal and state refunds relating to such claims. During 2004, we received an additional $1.4 million in state refunds relating to such claims.

If the IRS determines that it will not grant our Request, we anticipate that we will withdraw the Request. Further, if upon examination, the IRS rules against us with respect to the claimed deductions, we expect that we may challenge any such determination through the Appeals process up to and including the US Tax Court to seek a final determination with respect to this issue. While we believe our position is reasonable and supported by the statute and IRS Regulations, the outcome of these proceedings cannot be predicted. Ultimate resolution of this matter, should the IRS rule adversely, is not anticipated until 2006 at the earliest.

If it is ultimately determined that our treatment of the payments into escrow is not a current deduction for tax purposes, we expect that our existing carryback claims net of operating loss deductions will be sufficient to offset any additional tax due for the years in question, given the extent of our recent losses. Further, we would be subject to interest and possibly certain penalties. However, those amounts would also be subject to being offset by our existing carryback claims to the extent available, and we would contest the assessment of any penalties should these occur.

In a letter dated October 7, 2004, we received notice from the Commonwealth of Virginia that an adverse decision had been made by the Commissioner of Taxation with respect to the sales and use tax assessment previously issued to us and that the sales and use tax assessment plus penalties and interest together, as of October 7, 2004, totaled approximately $988,000. We continue to challenge this assessment and have filed a request for reconsideration with the Commissioner of Taxation,

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and are prepared to file a judicial action if the administrative action is not favorable. The filing of the request for reconsideration stays any collection of the tax assessment, although interest continues to accrue. While the Company is optimistic that its request for reconsideration will be accepted based on prior rulings in similar cases, if the assessment is not reversed, the Company will be required to pay the tax, penalties and interest due. The Company does not believe that it is probable that an obligation has been incurred and, as a result, no amounts have been accrued for this cost.

Development Grants. On March 12, 2002, Governor Warner of the Commonwealth of Virginia announced that the Company would receive a grant of $300,000, which was provided shortly thereafter, to assist Mecklenburg County and Chase City in the acquisition of the Company’s new processing facility adjacent to its existing tobacco receiving station in Chase City, Virginia. Furthermore, the Company is eligible for a further grant of $500,000, and other substantial incentives, including tax rebates, employee training and property tax refunds, if it is able to successfully expand its ARIVA® and STONEWALL Hard Snuff ® manufacturing facilities in Chase City, Virginia, in connection with the manufacturing of these products. In late 2004, we responded to inquiries from the State to show its level of investment and hiring for its Chase City operations and to substantiate the actual results achieved compared to the original projections described in the grant application. In the response, we requested that the grant be extended for an additional year, given certain delays that have been encountered in connection with the launch of our smokeless tobacco products, including the filing of several unsuccessful Citizen’s Petitions with the FDA which sought to have our low-TSNA hard tobacco products regulated as a drug by the FDA rather than as conventional snuff tobacco products. To date, we have not received a response to this request, but we believe there is a significant probability this request will be granted. Depending on the level of investment and hiring recognized by the State, we may be required to return some or all of the $300,000 in grant funding.

Conclusion

With the proceeds of the recent financings and the improved margins in the cigarette business, we anticipate that we will have sufficient funds to support our operations at least through the second quarter of 2006. However, absent the successful completion of our patent infringement litigation, the exercise of outstanding warrants, a substantial improvement in revenues and/or royalties from smokeless tobacco products, or a significant improvement of the volume of sales of cigarettes, we expect that we would need to pursue additional sources of funds after the second quarter of 2006. We began the trial of our patent infringement litigation in January 2005, and if we are successful in defeating RJR’s inequitable conduct defense, which has been tried to the Court, and two pending Summary Judgment Motions, we expect to complete the trial of our patent infringement case shortly after the Court rules on the outstanding defense and Motions for Summary Judgment. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit. Also we expect to continue to pursue opportunities for licensing our smokeless tobacco products, expanding our sales and marketing efforts and efforts to improve our existing very low-TSNA smokeless products, particularly if we obtain additional funds during 2005 from the exercise of outstanding warrants. While we may seek to obtain funds in the future through debt financing, there are significant limitations on our ability to obtain new debt financing, including our agreements with B&W. Moreover, our ability to raise future financings on terms acceptable to us (including through the exercise of outstanding warrants) will depend on a number of factors, including the performance of our stock price and our operational performance. Any equity financing will be dilutive to our existing shareholders.

Our inability to improve operations or to raise funds after the second quarter of 2006 could have a material adverse effect on our ability to meet our working capital needs and continue operations.

Item 3. Qualitative and Quantitative Disclosures About Market Risk

The Company has not entered into any transactions using derivative financial instruments or derivative commodity instruments and believes that its exposure to market risk associated with other financial instruments (such as investments and borrowings) and interest rate risk is not material.

The Company’s debt facilities and leases are at fixed and variable interest rates. As a result, the Company is subject to interest rate exposure. There is no interest payable on a majority of the debt due to B&W until the beginning of 2006: at that time the debt will bear an interest rate of prime plus 1%.

In addition, the Company’s investments in the MSA-related escrow accounts are short-term, very high-quality investments. Consequently, the income generated by these investments is subject to fluctuation with changes in interest rates. The Company receives, for its own account, the current interest on the amounts in escrow.

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Item 4. Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the quarter covered by this report. Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings

In May 2001, Star filed a patent infringement action against RJR in the United States District Court for Maryland, Southern Division to enforce Star’s rights under U.S. Patent No. 6,202,649 (‘649 Patent), which claims a process for substantially preventing the formation of TSNAs in tobacco. On July 30, 2002, the Company filed a second patent infringement lawsuit against RJR based on a new patent issued by the U.S. Patent and Trademark Office on July 30, 2002 (Patent No. 6,425,401). The new patent is a continuation of the’649 Patent, and on August 27, 2002 the two suits were consolidated.

In April 2003, the parties filed dispositive Motions for Summary Judgment. Star filed a Motion for Summary Judgment on Claim Construction and Definiteness, and RJR filed six Motions for Summary Judgment asserting various defenses. Pursuant to an Order dated September 15, 2003, the Court appointed a Special Master to prepare Reports and Recommendations (“R&Rs”) for the Court on Star’s Motion for Summary Judgment and five of RJR’s six Motions for Summary Judgment. The Special Master issued R&Rs on all six of the Summary Judgment Motions and on March 31, 2004, the Court issued final rulings on five of the six Summary Judgment Motions. In its rulings, the Court adopted without modification the Special Master’s R&Rs, which recommended that the Court deny RJR’s Summary Judgment Motions, and that Star’s Motion for Summary Judgment on claim construction and definiteness be granted in part and denied in part. The Court also issued an order denying RJR’s Motion for Summary Judgment seeking to limit Star’s damages claim. On June 24, 2004, the Court issued a final order adopting without modification the last RJR Summary Judgment Motion and adopted without modification the Special Master’s R&R, which recommended that the Court deny the Summary Judgment Motion.

On August 17, 2004, Star was informed that the case was transferred from Judge Alexander Williams to Judge Marvin J. Garbis. Judge Garbis over the next several months issued a series of orders concerning various aspects of the case. These orders set an initial trial date of January 24, 2005, permitted additional discovery of certain defenses raised by RJR and the filing of two additional Motions for Summary Judgment. Subsequently, the Court ordered that it would bifurcate RJR’s defense of inequitable conduct before the patent office and would have that defense tried before Judge Garbis beginning on January 31, 2005. That portion of the case was tried during the period January 31, 2005 to February 8, 2005. At the conclusion of the bench trial, the Court advised the parties that it would take the matter under advisement, and expected to issue a ruling on this portion of the case at the same time that it rules on two additional Summary Judgment Motions that were filed by RJR on January 25, 2005. Briefing on these motions was completed on March 11, 2005. If the Court denies RJR’s inequitable conduct defense and the motions for summary judgment, then the Company expects that the remainder of the case will be set for a jury trial shortly thereafter. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit.

In 2002, the Virginia Department of Taxation asserted a Virginia Sales and Use Tax assessment for the period January 1, 1999, through March 31, 2002, against the Company with respect to its tobacco-curing barns in the amount of $860,115. The Company applied for a correction of the assessment and a total abatement of the tax on the grounds that its barns are exempt from sales and use taxes under the industrial use and processing exemption and/or the agricultural exemption. In a letter dated October 7, 2004, the Company received notification from the Commonwealth of Virginia that an adverse decision

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had been made by the Commissioner of Taxation with respect to the sales and use tax assessment previously issued to the Company and that the sales and use tax assessment plus penalties and interest together, as of October 7, 2004, totaled approximately $988,000. The Company continues to challenge this assessment and has filed a request for reconsideration with the Commissioner of Taxation, and is prepared to file a judicial action if the administrative action is not favorable. The filing of the request for reconsideration stays any collection of the tax assessment, although interest continues to accrue. While the Company is optimistic that its request for reconsideration will be accepted based on prior rulings in similar cases, if the assessment is not reversed the Company will be required to pay the tax, penalties and interest due. The Company does not believe that it is probable that an obligation has been incurred and, as a result, no amounts have been accrued for this cost.

There is other minor litigation in the ordinary course of business which the Company is vigorously defending or pursuing.

Item 6. Exhibits.

Number	Description
3.1	Restated Certificate of Incorporation (1)

3.2	By-laws of the Company as Amended to Date (1)

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002 (2)

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002 (2)

(1)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
(2)	This certificate is being furnished solely to accompany the report pursuant to 18 U.S.C. §1350 and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

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SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR SCIENTIFIC, INC.

Date: February [ ], 2006	/s/ CHRISTOPHER G. MILLER
Authorized Signatory and Chief Financial Officer

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EXHIBIT 31.1

Certification of Chief Executive Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jonnie R. Williams, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Star Scientific, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February [ ], 2006	/s/ Jonnie R. Williams
Jonnie R. Williams Chief Executive Officer

EXHIBIT 31.2

Certification of Chief Financial Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Christopher G. Miller, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Star Scientific, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February [ ], 2006	/s/ Christopher G. Miller
Christopher G. Miller Chief Financial Officer

EXHIBIT 32.1

Certification of Chief Executive Officer

Pursuant to 18 U.S.C. §1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Star Scientific, Inc. (the “Company”) hereby certifies, to such officer’s knowledge, that:

(i) the accompanying Quarterly Report on Form 10-Q of the Company for the quarterly period ended June 30, 2005 (the “Report”) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February [ ], 2006	By:	/s/ Jonnie R. Williams
Jonnie R. Williams Chief Executive Officer

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. §1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

Certification of Chief Financial Officer

Pursuant to 18 U.S.C. §1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Star Scientific, Inc. (the “Company”) hereby certifies, to such officer’s knowledge, that:

(i) the accompanying Quarterly Report on Form 10-Q of the Company for the quarterly period ended June 30, 2005 (the “Report”) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February [ ], 2006	By:	/s/ Christopher G. Miller
Christopher G. Miller Chief Financial Officer

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. §1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit C

Proposed Amended 10-Q for Quarter Ended September 30, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-Q/A

(Amendment No. 1)

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 0-15324

STAR SCIENTIFIC, INC.

(Exact Name of Registrant as Specified in its charter)

Delaware

(State of incorporation)

52-1402131

(IRS Employer Identification No.)

801 Liberty Way

Chester, VA 23836

(Address of Principal Executive Offices)

(804) 530-0535

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

As of November 1, 2005, there were 75,151,415 shares outstanding of the Registrant’s common stock, par value $.0001 per share.

STAR SCIENTIFIC, INC.

FORM 10-Q/A

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-Q/A (this “Form 10-Q/A”) amends our Quarterly Report on Form 10-Q for the third quarter ended September 30, 2005, as initially filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2005, and is being filed to reflect the restatement of our condensed consolidated balance sheet as of September 30, 2005 and the related condensed consolidated statements of operations, cash flows and stockholders’ equity for the nine months ended September 30, 2005, as discussed in Note 10 to the unaudited condensed consolidated financial statements.

All of the changes in these restated financial statements and corresponding notes to the financial statements relate specifically to the accounting treatment given to the warrants and beneficial conversion feature associated with the convertible debentures which were converted to equity in the first quarter of 2005.

The convertible debentures were issued with detachable warrants and therefore, the debt proceeds were allocated to the debt securities and the warrants based on their relative fair values. The warrants, which were valued using the Black Scholes method, were recorded as additional paid-in capital. The Company’s convertible debentures include beneficial conversion features. Pursuant to EITF 98-5~ Accounting for Convertible Securities with Beneficial Conversion Features and Contingently Adjustable Conversion Ratios and EITF 00-27~ Application of Issue No. 98-5 to Certain Convertible Instruments, the Company determined that the effective conversion price should be used to compute the intrinsic value of the embedded conversion option. The intrinsic value of the beneficial conversion features were recorded as additional paid-in capital and debt discount. Based on the allocation of proceeds to the warrants and the beneficial conversion feature, the total debt discount was $1,463,486.

The effect in the financial statements included with this amendment is to increase the loss on the conversion of the convertible debentures in the original filing for the nine months ended September 30, 2005 by $1,463,486, as that amount represents the unamortized discount related to the allocation of the debt proceeds from the warrants and the beneficial conversion feature expensed in the first quarter of 2005.

We are restating the unaudited condensed consolidated balance sheet as of September 30, 2005, and the condensed consolidated statements of operations, cash flows and stockholders equity for the nine months then ended to make the following changes:

•	Increases to additional paid-in capital and accumulated deficit of $1,463,486 as of September 30, 2005

•	An increase in the amount expensed for the nine months ended September 30, 2005 relative to the loss on the conversion of the convertible debentures by $1,463,486, increasing the net loss for the nine month period to $20,961,336; and

•	An increase to the loss per common share to $(0.29) per share from $(0.27) per share basic and diluted, for the nine months ended September 30, 2005

Except for the foregoing amended information required to reflect the effects of the restated condensed consolidated balance sheet, statements of operations, cash flows and stockholders’ equity, this Form 10-Q/A continues to describe conditions as presented in the original report on Form 10-Q filed on November 7, 2005. This Form 10-Q/A does not reflect events occurring after the filing of the Form 10-Q on November 7, 2005 or modify or update these disclosures, including exhibits on the Form 10-Q affected by subsequent events. Information not affected by the restatement is unchanged and reflects the disclosures made at the time of the original filing of the Form 10-Q on November 7, 2005.

Accordingly, this Form 10-Q/A should be read in conjunction with our filings made with the SEC subsequent to the filing of the original Form 10-Q, including any amendments to those filings.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements

STAR SCIENTIFIC, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

	September 30, 2005 (Restated)	December 31, 2004
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$15,327,364	$7,703,072
Accounts receivable, trade	6,913,160	7,468,960
Inventories	3,555,689	1,866,379
Prepaid expenses and other current assets	421,978	571,182

Total current assets	26,218,191	17,609,593
Property, plant and equipment, net	12,172,893	15,181,692
Idle equipment	526,500	1,160,208
Intangible assets, net of accumulated amortization	882,863	922,348
Other assets	507,210	1,247,218
MSA Escrow funds	37,224,903	33,396,368

Total Assets	$77,532,560	$69,517,427

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$4,873,044	$3,000,000
Current maturities of capital lease obligations	66,735	1,422,351
Accounts payable, trade	1,942,138	3,057,068
Federal excise taxes payable	2,660,607	3,068,770
Current maturities of tobacco buyout assessment payable	752,062	—
Accrued expenses	1,874,282	1,413,183

Total current liabilities	12,168,868	11,961,372
Long-term debt, less current maturities	20,817,810	32,700,500
Capital lease obligations, less current maturities	—	45,775
Tobacco buyout program assessment payable, less current maturities	188,015	—
Deferred gain on sale-leaseback	—	16,727

Total liabilities	33,174,693	44,724,374

Commitments and contingencies (Notes 2, 4 and 9)	—	—

Stockholders’ equity:

Common stock(A)	7,515	6,618
Additional paid-in capital	85,676,540	47,751,287
Accumulated deficit	(41,326,188)	(20,364,852)
Notes receivable, officers	—	(2,600,000)

Total stockholders’ equity	44,357,867	24,793,053

	$77,532,560	$69,517,427

(A)	$.0001 par value per share, 100,000,000 shares authorized, 75,151,415 and 66,185,948 shares issued and outstanding as of September 30, 2005 and December 31, 2004, respectively.

See notes to condensed consolidated financial statements.

STAR SCIENTIFIC, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS

ENDED SEPTEMBER 30, 2005 AND 2004 (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005 (Restated)	2004
Net sales	$8,123,307	$16,642,139	$40,697,438	$49,242,968
Less:
Cost of goods sold	2,494,246	3,471,287	10,212,550	11,857,968
Excise taxes on products	4,880,100	8,557,656	20,817,703	27,212,245
Department of Agriculture Tobacco Buyout Program Assessment	2,089,243	—	4,377,859	—

Gross profit (loss)	(1,340,282)	4,613,196	5,289,326	10,172,755

Operating expenses:
Marketing and distribution	2,127,075	2,326,654	6,467,374	7,295,788
General and administrative	3,235,333	4,783,995	10,283,935	11,955,187
Depreciation	1,042,672	1,989,148	1,392,640	2,757,665
Research and development	28,068	—	97,818	28,884
Impairment loss on tobacco curing barns	2,067,092	—	2,067,092	—

Total operating expenses	8,500,240	9,099,797	20,308,859	22,037,524

Operating loss	(9,840,522)	(4,486,601)	(15,019,533)	(11,864,769)
Other income (expense):
Interest expense	(130,796)	(617,111)	(474,978)	(1,971,616)
Other income (expense)	(6)	44,815	145,672	35,042
Write-off of note and interest receivable, officer	—	—	(1,782,467)	—
Loss on conversion of debt to equity	—	—	(4,833,466)	—
Interest Income	440,232	102,784	1,003,436	201,409

Loss before income taxes	(9,531,092)	(4,956,113)	(20,961,336)	(13,599,934)
Income tax benefit	—	—	—	1,821,800

Net loss	$(9,531,092)	$(4,956,113)	$(20,961,336)	$(11,778,134)

Basic loss per common share	$(0.13)	$(0.08)	$(0.29)	$(0.19)
Diluted loss per common share	$(0.13)	$(0.08)	$(0.29)	$(0.19)
Weighted average shares outstanding, basic	73,659,767	61,686,600	72,403,949	60,745,125
Weighted average shares outstanding, diluted	73,659,767	61,686,600	72,403,949	60,745,125

See notes to condensed consolidated financial statements.

STAR SCIENTIFIC, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 (UNAUDITED)

	Common stock		Additional Paid-In Capital (Restated)	Retained Earnings (Restated)	Notes Receivable, Officers	Total
	Shares	Amount
Balances, December 31, 2004	66,185,948	$6,618	$47,751,287	$(20,364,852)	$(2,600,000)	$24,793,053
Conversion of long-term debt	3,179,810	318	12,073,407	—	—	12,073,725
Issuance of Common Stock	3,600,000	360	17,999,640	—	—	18,000,000
Stock Option Exercise	460,517	46	550,210	—	—	550,256
Warrant Exercise	1,900,000	190	7,599,810	—	—	7,600,000
Stock-based compensation	—	—	335,162	—	—	335,162
Write-off of note receivable, officer	—	—	—	—	1,700,000	1,700,000
Note receivable repayment, officers	—	—	—	—	900,000	900,000
Repurchase of stock from officers	(174,860)	(17)	(632,976)			(632,993)
Net Loss, as restated	—	—	—	(20,961,336)	—	(20,961,336)

Balances, September 30, 2005 (unaudited)	75,151,415	7,515	85,676,540	(41,326,188)	—	44,357,867

See notes to condensed consolidated financial statements.

STAR SCIENTIFIC, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

	Nine Months Ended September 30,
	2005 (Restated)	2004
	(Unaudited)	(Unaudited)
Operating activities:
Net loss	$(20,961,336)	$(11,778,134)
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	1,596,703	2,805,227
Deferred income taxes	—	(402,000)
Other non-cash charges	—	118,018
Provision for bad debt	50,000	—
Deferred gain on sale-leaseback	(16,727)	—
Stock-based compensation	335,162	937,720
Stock-based loan modification costs	—	239,276
Loss on conversion of long-term debt to equity	4,833,466	—
Loss on write-down of tobacco curing barns	2,067,092	—
Write-off of note and interest receivable, officer	1,782,467	—
Increase (decrease) in cash resulting from changes in:
Current assets	(1,004,893)	715,725
Current liabilities	90,083	(1,449,413)

Net cash flows from (used in) operating activities	(11,227,983)	(8,813,581)

Investing activities:
Purchase of intangible assets	(8,122)	—
Purchase of property and equipment	(10,649)	—
Proceeds from sale of property and equipment	—	260,316
Release of deposit	156,841	200,000

Net cash flows from (used in) investing activities	138,070	460,316

Financing activities:
Repayment of bank overdraft	—	(465,212)
Proceeds from related party borrowing	—	838,297
Collection of Notes Receivable, Officers	900,000	—
Convertible Debenture	—	9,000,000
Proceeds from stock issuance	26,150,256	28,714,999
Cash costs of stock issuance	—	(150,000)
Repurchase of stock	(632,993)	—
Payments on notes payable and capital leases	(3,874,523)	(4,667,035)

Net cash flows from (used in) financing activities	22,542,740	33,271,049

MSA Escrow fund	(3,828,535)	(6,259,869)
Increase in cash and cash equivalents	7,624,292	18,657,915
Cash and cash equivalents, beginning of period	7,703,072	—

Cash and cash equivalents, end of period	$15,327,364	$18,657,915

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$130,796	$415,832

Income tax refunds received	$14,160	$1,392,406

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

•	In the first quarter of 2005, the Company converted $9,000,000 of long-term debt plus $212,000 of accrued interest into 3,179,810 shares of common stock.

•	In the second quarter of 2005, the Company issued 143,517 shares of common stock in a cashless exercise of 230,000 stock options.

1. Accounting Policies:

The condensed consolidated financial statements of Star Scientific, Inc. and its subsidiary, collectively (“Star Scientific”, “Star” or the “Company”), and notes thereto should be read in conjunction with the financial statements and notes for the year ended December 31, 2004.

Interim financial statements:

In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for the periods presented have been included. The results of operations for the three and nine months ended September 30, 2005 and 2004 are not necessarily indicative of the results for a full year.

Basic and diluted loss per share:

The Company had net losses during the three and nine months ended September 30, 2005 and 2004. Potential common shares outstanding are excluded from the calculation of diluted loss per share if their effect is anti-dilutive. Diluted loss per share is the same as basic loss per share as the effect of all options and warrants outstanding is anti-dilutive.

Recent Accounting Pronouncements:

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 replaces APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” and establishes retrospective application as the required method for reporting a change in accounting principle. SFAS 154 provides guidance for determining whether retrospective application of a change in accounting principle is impractical and for reporting a change when retrospective application is impractical. The reporting of a correction of an error by restating previously issued financial statements is also addressed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of SFAS 154 will have a material impact on its consolidated balance sheets and statements of operations, shareholders’ equity and cash flows.

In March 2005, the FASB issued interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, an interpretation of FASB Statement No. 143 (“FIN 47”), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company is currently evaluating the effect of the adoption of FIN 47 on its consolidated results of operations and financial condition but does not expect it to have a material impact.

2. Obligations under Master Settlement Agreement—MSA Escrow Fund and Recent Developments

In November 1998, 46 states, the District of Columbia (the “Settling States”) and several U.S. territories entered into the Tobacco Master Settlement Agreement (the “MSA” or “Master Settlement Agreement”) to resolve litigation that had been instituted against the major tobacco manufacturers. The Company was not named as a defendant in any of the litigation matters and chose not to become a participating manufacturer under the terms of the Master Settlement Agreement. As a non-participating manufacturer, the Company is required to satisfy certain escrow obligations under statutes that the Master Settlement Agreement required participating states to pass, if they were to receive the full benefits of the settlement. The so-called “level playing field” statutes, or “qualifying statutes”, require non-participating manufacturers to fund escrow accounts that could be used to satisfy judgments or settlements in lawsuits that may at some future date be filed by the participating states against such non-participating tobacco manufacturers. Under these statutes the Company is obligated to escrow certain defined amounts for sales of cigarettes occurring in the prior year in each such state or in some states on a quarterly basis. These amounts are adjusted annually by statute and to reflect inflation adjustments (at the higher of 3% or the Consumer Price Index), using 1999 as a base year for the calculation. The base amount for 2003 through 2006 is $3.35 per carton, as adjusted for inflation. Specifically for 2004, the amount was $4.03 per carton. The base amount for 2007 and thereafter is $3.77 per carton, as adjusted for inflation since 1999. Such escrowed funds will be available to satisfy tobacco-related judgments or settlements, if any, in the Settling States. If not used to satisfy judgments or settlements, the funds will be returned to the Company 25 years after the applicable date of deposit on a rolling basis. In addition to the escrow deposits associated with the Company’s direct customer sales, the Company has been required to make additional escrow deposits related to sales of the Company’s cigarettes subsequently made by the Company’s direct customers in other states (“indirect sales”). All funds placed in escrow continue to be an asset of the Company, and the Company receives the interest income generated by the escrow deposits. Star’s sale of smokeless tobacco products are not subject to the MSA escrow obligations.

Star currently has approximately $37.2 million in escrow, which includes 2005 deposits of approximately $3.9 million of which $3.7 million was paid for 2004 sales and approximately $0.2 million to satisfy quarterly escrow obligations for this year. The Company expects that its total escrow obligation for 2005 to be less than its 2004 obligation given its efforts to limit sales in MSA states and its trend of decreasing MSA obligations over the past two years. These funds will remain in escrow pursuant to the terms of the qualifying statutes, and will be available to satisfy state judgments for the type of claims asserted against the major tobacco manufacturers in the suits that resulted in the negotiation of the MSA, if such claims are successfully asserted and litigated against the Company.

In addition to the “level playing field” statutes, most of the MSA states have enacted statutes that require non-participating manufacturers to certify that they are in full compliance with the escrow requirements of the MSA as a condition to being permitted to sell cigarette products in those states. While the Company has recently focused its sales in the four states that were not part of the MSA, these statutes could impact its ability to sell cigarettes in the MSA states, notwithstanding its substantial payments into escrow, since the states generally prohibit the sales of cigarettes by companies that are not certified as being MSA-compliant. Also, most MSA states recently have amended their qualifying statutes to limit the extent to which escrow payments for a particular year could be capped and to allow regulations that would require escrow payments to be made quarterly or on some other intermittent schedule. Currently, the Company is required to make quarterly payments in California, Georgia, Louisiana, Maine, New Hampshire, New Mexico and Wyoming, which payments for 2005 have totaled approximately $0.2 million to date. The requirement for quarterly payments would exacerbate the impact of the MSA escrow obligations on the Company’s liquidity, and the elimination of the caps on payments could increase the amounts required to be deposited into escrow by requiring a payment on each cigarette sold, regardless of the state’s proportionate receipt of MSA settlement funds. As initially drafted, the state qualifying statutes permitted a non-participating manufacturer to obtain a refund on escrow payments once those payments equaled the amount that an MSA state would have received from that non-participating manufacturer under the allocation formula in the MSA (which is based on the state population as a percentage of the overall US population). Depending on the number of cigarettes sold in a particular state, the difference between the capped amount and the amount calculated on a per-cigarette basis could be material.

3. Recent Developments

Conversion of $9.0 million of Long-term Debt to Equity on January 10, 2005

On January 10, 2005, the Company entered into an Amendment and Conversion Agreement (the “Agreement”) with Manchester Securities Corp. (“Manchester”) that amended and converted the $9.0 million Second Amended and Restated 8% Senior Convertible Debenture due March 25, 2006 (the “Debenture”), which was initially issued to Manchester on March 25, 2004, and was subsequently amended and restated on April 15, 2004 and September 15, 2004. The convertible debentures were issued with detachable warrants and therefore, the debt proceeds were allocated to the debt securities and the warrants based on their relative fair values. The warrants, which were valued using the Black Scholes method, were recorded as additional paid-in capital. The Company’s convertible debentures include beneficial conversion features. Pursuant to EITF 98-5 ~ Accounting for Convertible Securities with Beneficial Conversion Features and Contingently Adjustable Conversion Ratios and EITF 00-27 ~ Application of Issue No. 98-5 to Certain Convertible Instruments, the Company determined that the effective conversion price should be used to compute the intrinsic value of embedded conversion option. The intrinsic value of the beneficial conversion features were recorded as additional paid-in capital and reducing the net-debt balance. Based on the allocation of proceeds to the warrants and the beneficial conversion feature a total debt discount of $1,463,486 is included in long-term debt on the accompanying December 31, 2004 consolidated balance sheet. The Agreement adjusted the conversion price of the Debenture from $3.73 to $2.897 and provided for the conversion of the Debenture into 3,179,810 shares of the Company’s Common Stock, par value $0.0001 per share. As of the date of the Agreement, the $9 million Debenture, together with $212,000 of accrued and unpaid interest, was fully converted and cancelled with Manchester having no rights under the Debenture. The resale of the 3,179,810 shares of the Company’s Common Stock issued upon such conversion has been registered for resale under the Company’s registration statement on Form S-3 (Reg. No. 333-115293). Additionally, the Agreement provides Manchester with a right to participate in 25% of the aggregate value of certain offerings of debt or equity securities of the Company in the year 2005.

As a result of the conversion of debt, the Company recorded a non-cash charge during the first quarter of 2005 of $4,833,466 to reflect the cost of the discount provided for in the conversion, as well as to expense the remaining portion of the unamortized costs of the initial debt issuance and discounts on the convertible debentures of approximately $1.4 million related to the allocation of debt proceeds to the warrants and beneficial conversion features.

Issuance of $18 million of common stock and warrants in February and March, 2005

In February and March, 2005, the Company issued to certain existing shareholders, for an aggregate purchase price of $18,000,000, a total of 3,600,000 shares of common stock, $0.0001 par value per share, and warrants, with an exercise price of $5.00 per share, to purchase an additional 3,600,000 shares of Common Stock within nine months of the date of the applicable purchase agreements. The Company received aggregate proceeds of $18.0 million from the sale of shares and, after the exercise of 1,900,000 warrants in September, has the potential for the receipt of an additional $8.5 million in aggregate proceeds, if the remaining warrants are exercised prior to their expiration in November, although any decision to exercise the warrants is not within the Company’s control and will depend primarily on the performance of its stock price during the remainder of the year. The Company has filed a registration statement on Form S-3 (Reg. No. 333-124400) with respect to the resale of the securities. The proceeds from this transaction will be used for general corporate purposes.

Write-off of Note Receivable, Officer

On July 27, 2005, the Company’s President and COO tendered to the Company a payment of $300,000 as full satisfaction of a nonrecourse and unsecured $2 million promissory note issued to the Company in 1999. The COO issued the note in 1999 to purchase two million shares of the Company’s common stock. Under its terms, the $2 million promissory note was nonrecourse as to accrued interest and 85% of the principal amount of the note, and reflected an inducement to the COO to join the Company and resign his senior partnership with a national law firm. In connection with the payment by the COO, the Company in the second quarter incurred an expense of $1.8 million due to the write-off of $1.7 million of the note receivable due and approximately $0.1 million of accrued interest and has recorded a reduction of $300,000 in officers’ notes receivable this quarter to reflect the cash payment on July 27, 2005.

Re-purchase of Shares of Common Stock from Officers on August 17, 2005

On August 17, 2005 the Company purchased a total of 174,860 shares of the Company’s Common Stock from four of its officers for an aggregate purchase price of $632,993. The proceeds of the sale were used by the officers to retire in full notes receivable and interest payable due to the Company which matured on August 20, 2005. The Company recorded a reduction of $600,000 in officers’ notes receivable this quarter to reflect the cash payments by these officers. The Shares were purchased by the Company at a price of $3.62 per share, the closing price of the Company’s Common Stock on August 16, 2005, as reported on the NASDAQ National Market System.

Exercise of Warrants for $7.6 Million and Issuance of Warrants on September 15, 2005

On September 15, 2005, two of the investment firms which had entered into Securities Purchase and Registration Rights Agreements with the Company in February 2005 (the “February Purchase Agreements”) elected to exercise the warrants that were issued to them as part of the February Purchase Agreements. These warrants were due to expire in November, and the investors and the Company agreed to reset the exercise price from $5.00 to $4.00 per share. The investment firms exercised the warrants and purchased 1,900,000 shares of the Company’s Common Stock on that basis for an aggregate purchase price of $7.6 million. Under the Securities Purchase and Registration Rights Agreements, the Company also agreed to grant the same investors warrants, at an exercise price of $4.00 per share, to purchase an additional 1,900,000 shares of Common Stock exercisable within nine months of the grant date and to file a registration statement relating to the resale of such shares within sixty days.

4. Liquidity and Capital Resources:

As of September 30, 2005, the Company has a working capital surplus of approximately $14.0 million. The Company currently anticipates future cash needs for the remaining quarter of 2005 and the year 2006 to include approximately $1 million of litigation costs related to the trial portion of the RJR patent infringement lawsuit; approximately $3.0 million in payment of long-term debt for restructured accounts payable; approximately $2.5 million in long-term curing barn debt, and approximately $1.1 million for capital and operating leases, and funding of current business operations in light of current and future expected operating losses. The Company’s net working capital and results of operations do not reflect the obligation to make MSA escrow deposits for 2005 sales, which the Company is obligated to deposit in April 2006, or in quarterly payments in certain states in 2005. In addition, the Company may be required to make significant cash payments to the Virginia Department of Taxation for a sales and use tax assessment of $988,564 with respect to the Company’s curing barns. The Company is currently challenging this assessment (Note 9).

With the proceeds of the sale of $7.6 million of common stock in the third quarter of 2005, the Company anticipates having sufficient funds to support its operations into early 2007, notwithstanding a material downturn in sales in the third quarter attributable, in part, to the recent Gulf Coast hurricanes which impacted our major sales areas in Texas and to a lesser degree, in Mississippi, at the end of the quarter and at a time that a substantial amount of our sales take place. Based on sales of discount cigarettes in October 2005, it is anticipated that sales in the fourth quarter and into 2006 will continue to be negatively impacted by the recent events in the Gulf Coast states and by continued pressure on the deep discount cigarette market in the four non-MSA states. The Company plans to undertake a number of steps to address the anticipated decline in cigarette volume, including limiting the amount of promotional spending for the remainder of this year and into 2006, consolidating and revamping its sales force in Texas and, to a lesser extent, in Florida and Minnesota, and the downsizing of the workforce at its Petersburg cigarette factory. However, absent the successful completion of its patent infringement litigation, the exercise of outstanding warrants, a substantial improvement in revenues and/or royalties from smokeless tobacco products, or a significant improvement in the expected volume of cigarette sales, the Company expects the need to pursue additional sources of funds in early 2007. Depending upon market conditions and the price of its common stock, the Company may determine to seek additional funds before early 2007.

The Company began the trial of its patent infringement litigation in January 2005, and if the Company is successful in defeating RJR’s inequitable conduct defense, which has been tried to the Court, and two pending Summary Judgment motions, management expects to complete the trial of its patent infringement case within a relatively short period of time after the Court rules on the outstanding defense and motions for summary judgment. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit. Also, the Company expects to continue to pursue opportunities for licensing its smokeless tobacco products and expanding its sales and marketing efforts, particularly if the Company obtains additional funds during either the last quarter of 2005 or 2006 from the exercise of outstanding warrants. While the Company may seek to obtain funds in the future through debt financing, there are significant limitations on the Company’s ability to obtain new debt financing, including its agreements with B&W. Moreover, the ability to complete future financings on terms acceptable to the Company (including through the exercise of outstanding warrants) will depend on a number of factors, including the performance of the Company’s stock price and its operational performance. Any equity financing will be dilutive to its existing shareholders.

The Company had a consolidated net loss for the third quarter of 2005 of approximately $9.5 million. For the quarter ended September 30, 2005, sales of discount cigarettes totaled approximately $8.1 million, a decrease of approximately $8.5 million or 51.2%, from approximately $16.6 million during the third quarter of 2004. Volume of sales decreased to approximately 36.7 truckloads in the third quarter of 2005 compared to approximately 63.9 truckloads during the third quarter of 2004. The decrease in truckload sales was attributable, in part, to the impact of the recent hurricanes in the Gulf Coast and, particularly, Hurricane Rita which hit the Texas/Louisiana coast near the end of the quarter when the Company generally experiences a substantial portion of its quarterly sales, and the impact of raising prices for cigarettes sold in MSA states to help offset the Company’s MSA escrow obligations for such sales. Hurricane Rita impacted a portion of the Texas coast where one of the Company’s largest distributors is located, and, as a result, there were no sales to that distributor during the last two weeks of the quarter. Mississippi was impacted as well, though to a lesser degree by the recent hurricanes. Additionally, the Company raised its prices for cigarettes sold in MSA states somewhat and its sales in Minnesota were adversely impacted by tax increases in that state. Because of promotional programs, including significant programs to counter the impact of the Gulf Coast hurricanes, there was a $2.0 million charge that was recognized against the per carton price. As a result, the average sales price per carton decreased from $7.56 in the third quarter of 2004 to $6.45 during the third quarter of 2005. Sales of smokeless products continue to be de minimis and there was no royalty income in the third quarter of 2005.

Based on sales of discount cigarettes in October 2005, it is anticipated that sales in the fourth quarter and into 2006 will continue to be negatively impacted by the recent events in the Gulf Coast states and by continued pressure on the deep discount cigarette market in the four non-MSA states. The Company plans to undertake a number of steps to address the anticipated decline in cigarette volume, including limiting the amount of promotional spending for the remainder of this year and into 2006, consolidating and revamping its sales force in Texas and, to a lesser extent, in Florida and Minnesota, and the downsizing of the workforce at its Petersburg cigarette factory.

The Company has spent a significant amount of money in connection with the development and protection of its intellectual property portfolio, principally in connection with its patent infringement litigation against RJR. The Company recognizes that in order to protect and defend its intellectual property, additional capital will need to be spent in connection with the Company’s ongoing patent litigation matters.

The Company’s inability to improve operations or to raise funds in early 2007 could have a material adverse effect on its ability to meet its working capital needs and continue operations.

Litigation Costs. The Company has entered into fee arrangements with counsel in several litigation and related matters under which certain costs related to the litigation are being advanced by counsel on the Company’s behalf. Given the contingent nature and the fact that a probability assessment of liability cannot be made at this time, no accrual has been made for this contingent liability. The Company has paid or accrued all existing obligations. Also, as part of its fee arrangements in certain of these matters, the Company has agreed to pay counsel a percentage of any damage award and a percentage of the resulting payments the Company actually receives in the event that the litigation is resolved in its favor in return for a cap on fee payments during the litigation.

The Company is currently prosecuting patent infringement claims against RJR in a consolidated action in the United States District Court for the District of Maryland. The Company anticipates incurring significant expenses in terms of legal fees and costs in connection with the RJR litigation for the foreseeable future.

Private Letter Ruling. During 2002, the Company submitted to the IRS a Request for a Private Letter Ruling asking that the IRS rule on the deductibility of funds placed in escrow under the MSA. Star has taken the position on its 2001 and later federal and state income tax returns that the payment to the escrow account under the terms of the MSA is a current expense. Additionally, the Company filed claims for refunds of taxes paid in prior years based upon the deductibility of these escrow payments. During 2002 and 2003, the Company received a total of $12.6 million in federal and state refunds relating to such claims. During 2004, the Company received an additional $1.4 million in state refunds relating to such claims. De minimis refunds were received in the nine months ended September 30, 2005.

If the IRS determines that it will not grant the Company’s Request, the Company anticipates that it will withdraw the Request. Further, if upon examination, the IRS rules against the Company with respect to the claimed deductions, the Company expects that it may challenge any such determination through the Appeals process up to and including the US Tax Court to seek a final determination with respect to this issue. While the Company believes its position is reasonable and supported by the statute and IRS Regulations, the outcome of these proceedings cannot be predicted. Ultimate resolution of this matter, should the IRS rule adversely, is not anticipated until 2006 at the earliest.

If it is ultimately determined that the Company’s treatment of the payments into escrow is not a current deduction for tax purposes, the Company expects that its existing carryback claims for net operating loss deductions will be sufficient to offset any additional tax due for the years in question, given the extent of its recent losses. Further, the Company would be subject to interest and possibly certain penalties. However, those amounts would also be subject to being offset by its existing carryback claims to the extent available, and the Company would contest the assessment of any penalties should these occur.

The Company’s inability to improve operations or to raise funds in early 2007 could have a material adverse effect on its ability to meet its working capital needs and continue operations.

5. Inventories

Inventories consist of the following as of September 30, 2005:

Cigarettes – Finished Goods	$2,330,076
Cigarettes – Raw Materials	1,036,985
Smokeless Products – Finished Goods	188,628

Total Inventory	$3,555,689

6. Long-term debt:

Long-term debt consists of the following as of September 30, 2005:

Notes payable due B&W, collateralized by tobacco curing barns, tobacco leaf inventory, and intellectual property; non-interest bearing until 2006 payable via royalties earned, as defined through December 2005, thereafter payable in 96 monthly installments of approximately $208,000 with interest at prime plus 1%	$19,979,110

Note payable due B & W, converted from accounts payable, bearing interest at prime plus 1%, payable in monthly installments of $250,000 plus interest	5,711,744

25,690,854

Less current maturities	(4,873,044)

$20,817,810

The annual maturities of long-term debt, without regard to potential royalty reductions, are as follows:

Twelve months ending September 30,
2006	$4,873,044
2007	5,209,135
2008	2,497,392
2009	2,497,392
2010	2,497,392
Thereafter	8,116,499

Total notes payable and long term debt	$25,690,854

7. Capital lease obligations:

Capital lease obligations consist of obligations related to leases on tobacco curing barns. The agreements provide for total monthly payments of approximately $67,000 expiring through 2006 and are collateralized by the tobacco curing barns.

8. Stockholders’ equity:

Preferred stock:

Class A:

The Company has authorized 4,000 shares of $.01 par value Class A Convertible Redeemable preferred stock. Each share of the Preferred Stock is convertible into 80 shares of common stock of the Company at the option of the holder and has voting rights equal to the number of common shares issuable if converted. The Preferred Stock has the right to share in dividends declared on the Company’s common stock and has certain liquidation preferences. No Class A preferred shares are outstanding.

Series B:

The Company has authorized 15,000 shares of $.01 par value Series B Preferred Stock. The stock was convertible into common stock at the holders’ option prior to December 31, 2002 at 3,280 shares of common for each share of Series B Preferred. Holders of Series B Preferred Stock were entitled to 500 votes for each share held. During 1999, holders of all of the 14,084 shares of Series B Preferred Stock converted their shares to common. No Series B preferred shares are outstanding.

Stock option plans:

The Company has adopted a 1998 Stock Option Plan and a 2000 Equity Incentive Plan (the “Plans”) which provide for grants of options to those officers, key employees, directors and consultants whose substantial contributions are essential to the continued growth and success of the Company. The Plans provide for grants of both qualified and non-qualified stock options to purchase up to 8,000,000 shares at a purchase price equal to the fair market value on the date of grant in the case of qualified options granted to employees.

Common stock options and warrants issued, exercised and outstanding as of September 30, 2005 for the nine months then ended are as follows:

	Number	Weighted Average Exercise Price Per Share
Options
Options outstanding at December 31, 2004	5,316,500	2.60
Options issued	200,000	4.06
Options exercised	(460,517)	(1.77)
Options redeemed for cashless exercise	(86,483)	(2.03)

Options outstanding at September 30, 2005 (unaudited)	4,969,500 *	$2.71

*	145,000 options have been issued outside of the Plans.

	Number	Weighted Average Exercise Price Per Share
Warrants
Warrants outstanding at December 31, 2004	1,013,207	3.24
Warrants exercised	(1,900,000)	4.00
Warrants issued	5,500,000	4.65

Warrants outstanding at September 30, 2005 (unaudited)	4,613,207	$4.30

The following table summarizes information for options and warrants outstanding and exercisable at September 30, 2005.

				Exerciseable
	Options Outstanding			Weighted Avg.
Range of Prices	Number	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number	Exercise Price
$ 1.00-2.00	2,613,000	4.13 yrs.	$1.68	2,613,000	$1.68
2.01-3.00	741,500	3.75 yrs.	2.60	741,500	2.60
3.01-4.00	900,000	5.90 yrs.	3.90	900,000	3.90
4.01-5.00	575,000	8.08 yrs.	4.17	575,000	4.77
5.01-6.25	140,000	8.70 yrs.	5.35	140,000	5.35

$ 1.00-6.25	4,969,500	5.09 yrs.	$2.71	4,969,500	$2.71

				Exerciseable
	Warrants Outstanding			Weighted Avg.
Range of Prices	Number	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number	Exercise Price
$ 2.00-3.00	410,526	4.84 yrs.	$2.19	410,526	$2.19
4.01-5.00	4,202,681	0.86 yrs.	4.51	4,202,681	4.51

$ 2.00-5.00	4,613,207	1.21 yrs.	$4.30	4,613,207	$4.30

Weighted average grant date fair values are as follows for the nine months ended September 30, 2005:

	Number of Options/Warrants	Exercise Price	Grant date fair value
Options:	50,000	$3.95	$1.44
	100,000	$3.58	$1.02
	50,000	$5.12	$1.52
Warrants:	3,600,000	$5.00	$2.11
	1,900,000	$4.00	$0.74

The fair value of options and warrants were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2005
Expected life of options and warrants	9-12 months
Risk free interest rate	2.17-4.01%
Expected volatility	69.0 – 93.0%
Expected dividend yield	0%

Total stock-based compensation (stock, stock options and warrants) cost recognized is as follows:

2005
Employee	$85,067
Non-employee consultants and directors	250,095

$335,162

9. Commitments and Contingencies:

In May 2001, Star filed a patent infringement action against RJR in the United States District Court for Maryland, Southern Division to enforce Star’s rights under U.S. Patent No. 6,202,649 (‘649 Patent), which claims a process for substantially preventing the formation of TSNAs in tobacco. On July 30, 2002, the Company filed a second patent infringement lawsuit against RJR based on a new patent issued by the U.S. Patent and Trademark Office on July 30, 2002 (Patent No. 6,425,401). The new patent is a continuation of the’ 649 Patent, and on August 27, 2002 the two suits were consolidated.

In April 2003, the parties filed dispositive Motions for Summary Judgment. Star filed a Motion for Summary Judgment on Claim Construction and Definiteness, and RJR filed six Motions for Summary Judgment asserting various defenses. Pursuant to an Order dated September 15, 2003, the Court appointed a Special Master to prepare Reports and Recommendations (“R&Rs”) for the Court on Star’s Motion for Summary Judgment and five of RJR’s six Motions for Summary Judgment. The Special Master issued R&Rs on all six of the Summary Judgment Motions and on March 31, 2004, the Court issued final rulings on five of the six Summary Judgment Motions. In its rulings, the Court adopted without modification the Special Master’s R&Rs, which recommended that the Court deny RJR’s Summary Judgment Motions, and that Star’s Motion for Summary Judgment on claim construction and definiteness be granted in part and denied in part. The Court also issued an order denying RJR’s Motion for Summary Judgment seeking to limit Star’s damages claim. On June 24, 2004, the Court issued a final order adopting without modification the last RJR Summary Judgment Motion and adopted without modification the Special Master’s R&R, which recommended that the Court deny the Summary Judgment Motion.

On August 17, 2004, Star was informed that the case was transferred from Judge Alexander Williams to Judge Marvin J. Garbis. Judge Garbis over the next several months issued a series of orders concerning various aspects of the case. These orders set an initial trial date of January 24, 2005, permitted additional discovery of certain defenses raised by RJR and the filing of two additional Motions for Summary Judgment. Subsequently, the Court ordered that it would bifurcate RJR’s defense of inequitable conduct before the patent office and would have that defense tried before Judge Garbis beginning on January 31, 2005. That portion of the case was tried during the period January 31, 2005 to February 8, 2005. At the conclusion of the bench trial, the Court advised the parties that it would take the matter under advisement, and expected to issue a ruling on this portion of the case at the same time that it rules on two additional Summary Judgment Motions that were filed by RJR on January 25, 2005. Briefing on these motions was completed on March 11, 2005. If the Court denies RJR’s inequitable conduct defense and the motions for summary judgment, then the Company expects that the remainder of the case will be set for a jury trial within a relatively short period of time thereafter. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit.

In 2002, the Virginia Department of Taxation asserted a Virginia Sales and Use Tax assessment for the period January 1, 1999, through March 31, 2002, against the Company with respect to its tobacco curing barns in the amount of $860,115. The Company applied for a correction of the assessment and a total abatement of the tax on the grounds that its barns are exempt from sales and use taxes under the industrial use and processing exemption and/or the agricultural exemption. In a letter dated October 7, 2004, the Company received notification from the Commonwealth of Virginia that an adverse decision had been made by the Commissioner of Taxation with respect to the sales and use tax assessment previously issued to the Company and that the sales and use tax assessment plus penalties and interest together, as of October 7, 2004, totaled approximately $988,000. The Company continues to challenge this assessment, and has filed a request for reconsideration with the Commissioner of Taxation, and is prepared to file a judicial action if the administrative action is not favorable. The filing of the request for reconsideration stays any collection of the tax assessment, although interest continues to accrue. While the Company is optimistic that its request for reconsideration will be accepted based on prior rulings in similar cases, if the assessment is not reversed the Company will be required to pay the tax, penalties and interest due. The Company does not believe that it is probable that an obligation has been incurred and, as a result, no amounts have been accrued for this cost in the accompanying financial statements.

There is other minor litigation in the ordinary course of business which the Company is vigorously defending or pursuing.

10. Restatement of financial statements:

In December 2005, the Company reconsidered its accounting relating to the debentures with detachable warrants issued in March 2004. These debentures were converted during the first quarter of 2005. As a result of the Company’s evaluation, the Company is restating its previously issued unaudited quarterly financial statements for the quarter ended September 30, 2005 and reclassifying certain balance sheet items as of December 31, 2004 to conform to the restated presentation.

Set forth below is a comparison of certain items previously reported and restated in the Condensed Consolidated Balance Sheet as of September 30, 2005 (unaudited):

	Previously Reported September 30, 2005	Adjustment	Restated September 30, 2005
Additional paid-in capital	$84,213,054	$1,463,486	85,676,540
Accumulated deficit	(39,862,702)	(1,463,486)	(41,326,188)
Total Stockholders’ equity	44,357,867	—	44,357,867

Set forth below is a comparison of certain items previously reported and restated in the Condensed Consolidated Statement of Operations for the nine months ended September 30, 2005 (unaudited):

	Previously Reported Nine Months Ended September 30, 2005	Adjustment	Restated Nine Months Ended September 30, 2005
Loss on conversion of long-term debt to equity	(3,369,980)	(1,463,486)	(4,833,466)
Loss before income taxes	(19,497,850)	(1,463,486)	(20,961,336)
Net loss	(19,497,850)	(1,463,486)	(20,961,336)
Basic and diluted loss per common share	(0.27)	(0.02)	(0.29)

The statement of cash flows has also been adjusted to reflect this item, resulting in no change to net cash from operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Note on Forward-Looking Statements

THIS REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE COMPANY HAS TRIED, WHENEVER POSSIBLE, TO IDENTIFY THESE FORWARD-LOOKING STATEMENTS USING WORDS SUCH AS “ANTICIPATES,” “BELIEVES,” “ESTIMATES,” “EXPECTS,” “PLANS,” “INTENDS” AND SIMILAR EXPRESSIONS. THESE STATEMENTS REFLECT THE COMPANY’S CURRENT BELIEFS AND ARE BASED UPON INFORMATION CURRENTLY AVAILABLE TO IT. ACCORDINGLY, SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE THE COMPANY’S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, SUCH STATEMENTS. THESE RISKS, UNCERTAINTIES AND CONTINGENCIES INCLUDE, WITHOUT LIMITATION, THE CHALLENGES INHERENT IN NEW PRODUCT DEVELOPMENT INITIATIVES, PARTICULARLY IN THE SMOKELESS TOBACCO AREA, THE UNCERTAINTIES INHERENT IN THE PROGRESS OF SCIENTIFIC RESEARCH, THE COMPANY’S ABILITY TO RAISE ADDITIONAL CAPITAL IN THE FUTURE THAT IS NECESSARY TO MAINTAIN ITS BUSINESS, POTENTIAL DISPUTES CONCERNING THE COMPANY’S INTELLECTUAL PROPERTY, RISKS ASSOCIATED WITH LITIGATION REGARDING SUCH INTELLECTUAL PROPERTY, POTENTIAL DELAYS IN OBTAINING ANY NECESSARY GOVERNMENT APPROVALS OF THE COMPANY’S LOW-TSNA TOBACCO PRODUCTS, MARKET ACCEPTANCE OF THE COMPANY’S NEW SMOKELESS TOBACCO PRODUCTS, COMPETITION FROM COMPANIES WITH GREATER RESOURCES THAN THE COMPANY, THE COMPANY’S DECISION NOT TO JOIN THE TOBACCO MASTER SETTLEMENT AGREEMENT (“MSA”), THE EFFECT OF STATE STATUTES ADOPTED UNDER THE MSA

AND ANY SUBSEQUENT MODIFICATION OF THE MSA, AND THE COMPANY’S DEPENDENCE ON KEY EMPLOYEES AND ON ITS STRATEGIC RELATIONSHIPS WITH BROWN & WILLIAMSON TOBACCO CORPORATION IN LIGHT OF ITS COMBINATION WITH RJ REYNOLDS TOBACCO COMPANY, INC. THE IMPACT OF POTENTIAL LITIGATION, IF INITIATED AGAINST OR BY INDIVIDUAL STATES THAT HAVE ADOPTED THE MSA, COULD BE MATERIALLY ADVERSE TO THE COMPANY.

SEE ADDITIONAL DISCUSSION UNDER “FACTORS THAT MAY AFFECT FUTURE RESULTS” IN THE COMPANY’S REGISTRATION STATEMENT ON FORM S-3, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 2005, AND OTHER FACTORS DETAILED FROM TIME TO TIME IN THE COMPANY’S OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR ADVISE UPON ANY SUCH FORWARD- LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS REPORT OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Overview

We experienced a substantial decrease in revenue and gross margins in the third quarter of 2005 compared to the third quarter of 2004, and had a net loss of approximately $9.5 million for the third quarter. A portion of this loss was attributable to the recent hurricane activity in the Gulf Coast, the impact of raising pricing in MSA state sales to limit the Company’s MSA escrow expense, and a wholesale program including significant programs to counter the impact of the hurricane activity. We continue to experience operating loses in our cigarette business and have had only de minimis sales of our low-TSNA smokeless tobacco products. Based on sales of discount cigarettes in October 2005, it is anticipated that sales in the fourth quarter and into 2006 will continue to be negatively impacted by the recent events in the Gulf Coast states and by continued pressure on the deep discount cigarette market in the four non-MSA states. The Company plans to undertake a number of steps to address the anticipated decline in cigarette volume, including limiting the amount of promotional spending for the remainder of this year and into 2006, consolidating and revamping the sales force in Texas and, to a lesser extent, in Florida and Minnesota, and the downsizing of the workforce at our Petersburg cigarette factory.

Our future prospects are dependent, in the near term, on a significant improvement in the expected performance of our discount cigarette business; and, in the longer term, on the distribution and consumer acceptance of our low-TSNA smokeless tobacco products as well as the continued development of new low-TSNA smokeless tobacco products, independently and through alliances with other tobacco manufacturers, and, in particular, on our ability to begin generating significant revenues through royalties on the patented tobacco curing process to which we are the exclusive licensee, including through success in our pending patent litigation against RJR.

The recurring losses generated by our operations continue to impose significant demands on our liquidity. In 2005, we have generated $25.6 million through Securities Purchase and Registration Rights Agreements and through exercise of warrants issued under those agreements. Also we have outstanding warrants that we have issued pursuant to the Securities Purchase Agreements for 1.7 million shares of common stock with an exercise price of $5.00 per share which expire in November 2005 and warrants for 1.9 million shares of stock with an exercise price of $4.00 per share which expire in June 2006. If all of the warrants are exercised prior to their expiration, this will generate an additional $16.1 million, although any decision to exercise the warrants is not within our control and will depend primarily on the performance of our stock price during the exercise periods. We had working capital of $14.0 million as of September 30, 2005 which reflects an increase of approximately $8.4 million compared to a working capital surplus of approximately $5.6 million as of December 31, 2004.

With the proceeds of the recent financings and improved margins in the cigarette business, we anticipate that we will have sufficient funds to support our operations into early 2007, notwithstanding a downturn in sales in the third quarter attributable, in part, to the recent Gulf Coast hurricanes and efforts to further limit sales in MSA states. Based on sales of discount cigarettes in October 2005, it is anticipated that sales in the fourth quarter and into 2006 will continue to be negatively impacted by the recent events in the Gulf Coast states and by continued pressure on the deep discount cigarette market in the four non-MSA states. The Company plans to undertake a number of steps to address the anticipated decline in cigarette volume, including limiting the amount of promotional spending for the remainder of this year and into 2006, consolidating and revamping its sales force in Texas and, to a lesser extent, in Florida and Minnesota, and the downsizing of the workforce at its Petersburg cigarette factory. However, absent the successful completion of our patent infringement litigation, the exercise of outstanding warrants, a substantial improvement in revenues and/or royalties from smokeless tobacco products, or a significant improvement of our expected volume of cigarette sales, we expect that we would need to pursue additional sources of funds in early 2007. Depending upon market conditions and the price of our common stock, we may determine to seek additional funds before early 2007.

We began the trial of our patent infringement litigation in January 2005, and if we are successful in defeating RJR’s inequitable conduct defense, which has been tried to the Court, and two pending Summary Judgment Motions, we expect to complete the trial of our patent infringement case within a relatively short period of time after the Court rules on the outstanding defense and Motions for Summary Judgment. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit. Also, we expect to continue to pursue opportunities for licensing our smokeless tobacco products and expanding our sales and marketing efforts, particularly if we obtain additional funds during 2005 or 2006 from the exercise of outstanding warrants. While we may seek to obtain funds in the future through debt financing, there are significant limitations on our ability to obtain new debt financing, including our agreements with B&W. Moreover, our ability to raise future financings on terms acceptable to us (including through the exercise of outstanding warrants) will depend on a number of factors, including the performance of our stock price and our operational performance. Any equity financing will be dilutive to our existing shareholders.

Our inability to improve operations or to raise funds in early 2007 could have a material adverse effect on our ability to meet our working capital needs and continue operations.

Company Mission

Star Scientific, Inc. (“Star”) and its wholly-owned subsidiary, Star Tobacco, Inc. (“ST” and together with Star, the “Company”) are technology-oriented tobacco companies with a mission to reduce toxins in tobacco leaf and tobacco smoke. The Company is engaged in:

(1) the development, implementation and licensing of scientific technology for the curing of tobacco so as to substantially prevent the formation of carcinogenic toxins present in tobacco and tobacco smoke, primarily the tobacco-specific nitrosamines (“TSNAs”);

(2) the manufacturing, sales, marketing and development of very low-nitrosamine smokeless tobacco products that also carry enhanced warnings beyond those required by the Surgeon General, including ARIVA® compressed powdered tobacco cigalett® pieces and STONEWALL Hard Snuff®; and

(3) the manufacture and sale of discount cigarettes.

Our long-term focus continues to be the research, development and sale of products, particularly very low-TSNA smokeless tobacco products that expose adult tobacco users to lower levels of toxins, as well as licensing of our very low-TSNA technology. Our overall objective is to ultimately reduce the range of serious health hazards associated with the use of smoked and smokeless tobacco products. We fully accept the evidence that links smoking tobacco with a variety of diseases and premature death and believe it is highly unlikely that the health risks of smoked tobacco can be completely eliminated and that no safe cigarettes will ever be manufactured. We believe we were the first company to state unequivocally that “there is no such thing as a safe cigarette”. Further, we were the first company to affix to the back of the package of our first premium low-TSNA product, Advance®, a package “onsert” which contained not only scientifically verified comparative content data, but also additional health warnings. Nevertheless, in a world where an estimated 1.2 billion people smoke and use other conventional tobacco products, there is an urgent need to reduce the toxicity of tobacco products to the maximum extent possible, given available technology. Accordingly, we believe we have a corporate responsibility to continue our research and development efforts to manufacture tobacco products in the least hazardous manner possible, given available technology, particularly through the StarCured® tobacco curing process. While we have deferred our research projects because of cost-cutting efforts necessitated by our lack of available working capital, we expect to renew those efforts after the completion of the trial in our patent infringement lawsuit against RJR, although the extent of future research efforts will depend, in part, on the results of the RJR litigation.

We believe we have the technology, through our exclusive patent licenses, to reduce exposure to carcinogenic TSNAs, particularly the subgroups of nitrosamines commonly referred to as NNNs and NNKs, to the lowest possible levels (with carcinogenic NNKs and NNNs that measure 200 parts per billion and below) and we have demonstrated that our method for curing tobacco using the StarCured® tobacco curing process can be scaled up to meet broad commercial needs in the United States and abroad. Our focus on very low-TSNA, non-fermented smokeless tobacco products (in addition to licensing of our technology) is based, in part, on the fact that tobacco smoke contains over 4,000 constituents, 43 of which are known carcinogens. The Company expects that in the future its focus will continue to be on the development and sale of very low-TSNA non-fermented smokeless tobacco products that can be used as an alternative to cigarettes in situations where adult tobacco users either cannot or choose not to smoke.

Over the last several years, we have expended significant effort and money on the development of our very low-TSNA tobacco and smokeless tobacco products, our patent infringement litigation against RJR, and our attempts to market our smokeless products. While smokeless tobacco sales were de minimis during the quarter and nine months ended September 30, 2005 and the year ended December 31, 2004, we will continue our efforts to develop and sell smokeless tobacco products and enter into licensing arrangements for such products.

Prospects for Our Operations

Discount Cigarettes. Since 2000, our discount cigarette business has experienced a significant decline in sales, partly caused by intensified pricing competition from foreign manufacturers. In addition, a substantial portion of our gross profits on cigarette sales must be paid into escrow to meet our obligations under the MSA. Our cigarettes are sold through approximately 129 tobacco distributors throughout the United States, although we have sought to focus sales efforts in the states of Florida, Minnesota, Mississippi and Texas, where we do not incur escrow obligations under the MSA.

Cigarette sales and associated gross profits continued to trend downward over the last several years, particularly when consideration is given to the Company’s MSA escrow requirements. In the third quarter of 2005, we experienced a net operating loss for the quarter and a significant decrease in truckload sales, which was attributable, in part, to the recent hurricane activity in the Gulf Coast where a significant portion of our cigarette business is located. In particular, our sales were adversely impacted by Hurricane Rita which came ashore near the end of the quarter at a location on the Texas/Louisiana coast where one of our largest distributors is located. As a result, there were no sales to that distributor in the last two weeks of the quarter. Also, increasing regulatory requirements in both MSA and non-MSA states, as well as increased pricing competition, have continued to impact on the sales of discount cigarettes. Moreover, there continues to be significant competition in the non-MSA states and pressures on the cigarette industry in general. Based on sales of discount cigarettes in October 2005, it is anticipated that sales in the fourth quarter and into 2006 will continue to be negatively impacted by the recent events in the Gulf Coast states and by continued pressure on the deep discount cigarette market in the four non-MSA states. The Company plans to undertake a number of steps to address the anticipated decline in cigarette volume, including limiting the amount of promotional spending for the remainder of this year and into 2006, consolidating and revamping the sales force in Texas and, to a lesser extent, in Florida and Minnesota, and the downsizing of the workforce at our Petersburg cigarette factory.

While the recently enacted Federal buyout legislation for tobacco quota has resulted in an increase of approximately $0.50 per carton in cigarette prices beginning January 1, 2005, Star along with the rest of the industry has raised prices to cover those costs. It is likely to take more than one year to assess the affect the buyout may have on tobacco cultivation and sales, although the elimination of price supports and limits on tobacco cultivation is expected to result in lower prices for domestically grown tobacco leaf which could, in turn, result in a reduction of the cost of tobacco used in the Company’s cigarettes. While costs of the tobacco buyout program are also assessed on smokeless tobacco products, those costs will be minimal for the foreseeable future given the Company’s de minimis sales of smokeless products.

Notwithstanding the challenges facing our discount cigarette business, we will continue to focus our principal marketing efforts on the sale of discount cigarettes in the four non-MSA states for the foreseeable future. At the same time, we will continue to evaluate the prospects for the cigarette business in general, and sales in MSA states, in particular, given the additional regulatory and MSA burdens of operating in those states.

Smokeless Tobacco. Sales of our smokeless products continue to be de minimis and it will take significantly greater sales of smokeless products for this business segment to operate at break-even levels. STONEWALL Hard Snuff® now represents a majority of our hard tobacco sales. We continue to seek to increase the distribution and consumer acceptance of low-TSNA smokeless tobacco products as well as the improvement of our existing very low-TSNA products and the development of other smokeless tobacco products, independently and through alliances with other tobacco manufacturers. Our working capital constraints over the last several years have limited both our direct marketing of smokeless products and our research and development efforts which, if successful, would likely contribute to consumer acceptance of our smokeless tobacco products. We do not expect to increase our financial efforts to broadly market smokeless products, or to significantly advance our research and development efforts, in the near term.

Licensing. We have an exclusive, worldwide license from Regent Court Technologies, LLC under twelve patents issued and patents pending relating to methods to substantially prevent the formation of TSNAs in tobacco, including the StarCured® tobacco curing process and the production of very low-TSNA tobacco products. We were issued a new patent relating to monoamine oxidase (MAO) inhibitors and uses thereof (Patent No. 6,929,811B2) on August 16, 2005. The StarCured® tobacco curing process, as discussed herein, involves the control of certain conditions in tobacco curing barns, and in certain applications, uses microwave and/or electronic beam technology. The StarCured® process substantially prevents the formation in the tobacco leaf of the carcinogenic TSNAs, which are widely believed by medical and scientific experts to be among the most abundant and powerful cancer-causing toxins present in tobacco and in tobacco smoke. We continue to pursue means of collecting royalties with respect to this curing technology, including through arrangements described below and our patent infringement litigation against RJR.

Pursuant to the Hard Tobacco Agreement entered into with B&W in April 2001, B&W engaged in a test market of a hard tobacco product using our very low-TSNA smokeless tobacco. However, B&W notified us in December 2004 that the test market was not successful and that, as a result, they were terminating the Hard Tobacco Agreement. We have generated only de minimis revenues from royalties on the sale of smokeless tobacco products by B&W, and we would expect that any additional royalties arising from our agreements with B&W would be dependent on the successful completion of our patent litigation against the recently combined RJR and B&W operating entity.

In the second quarter of 2004, we entered into an agreement with another tobacco manufacturer for the licensing of low-TSNA hard tobacco. Under that agreement, the manufacturer conducted an initial assessment of a hard tobacco product. Although the agreement anticipates that this will be followed up with a subsequent test market, that test market has not been initiated and it is not certain when, or if, it will take place. Accordingly, we do not anticipate receiving any royalties under that agreement for the foreseeable future.

While licensing of our exclusive patent rights is a major potential source of additional revenue for us, fully realizing this potential will depend on our ability to successfully defend and enforce our patent rights.

Impact of the MSA. We continue to experience negative cash flows from operations, particularly when the significant escrow obligations arising under the MSA are taken into account. As of September 30, 2005, we have deposited into escrow a net amount of approximately $37.2 million for sales of cigarettes in MSA states during the period 1999-2004. We deposited a total amount for 2004 sales of approximately $3.9 million, of which $3.7 million was paid during 2005. Approximately $0.2 million in quarterly escrow payments for 2005 sales have also been paid to date. This compares to a net amount of approximately $6.2 million that we deposited in 2004 for 2003 sales. To minimize the impact of these MSA obligations on our liquidity, we have attempted to focus our cigarette sales primarily in the four non-MSA states, where we are not required to make deposits into escrow, and have enhanced our efforts to prevent our cigarettes intended for the non-MSA states from being diverted into MSA states. However, in the near term we must continue to make substantial MSA escrow deposits, but expect that these amounts will continue to decrease based on information which we have on direct sales in MSA states and the level of indirect sales by our customers to MSA states.

Recent Legislation Impacting Sales of Discount Cigarettes.

Over the last two years there have been significant increases in the regulatory burdens faced by our cigarette business. Minnesota, one of the four non-MSA states in which we increasingly have focused our sales of discount cigarettes, passed a statute which took effect on July 1, 2003, requiring distributors in the state to pay an additional $0.35 per-pack fee on cigarettes purchased from manufacturers like us that have not entered into a separate settlement with the state. Because the statute impacts on all non-participating manufacturers, its effect has tended to be uniform among these manufacturers. The statute has provided an advantage to Vector Group, whose subsidiary Liggett Group manufactures and sells several discount brands that compete with brands of non-participating manufacturers, including those sold by us. Vector had previously settled with the State of Minnesota, and after passage of the statute reached a separate agreement on payments that it would have to make each year under its prior settlement. Also, Minnesota in August 2005 increased its tax rate by $1.005 per pack, which consists of a $0.255 sales tax increase and a $0.75 health impact fee. The impact of the additional taxes has put further pressure on discount cigarettes since the new taxes are imposed on a per pack basis and replaced a prior tax that was calculated as a percentage of the wholesale price.

In each of the other three non-MSA states, bills were introduced in the 2004 legislative sessions that would have imposed an additional user fee on non-participating manufacturers at a rate of $0.40 to $0.50 per pack on cigarettes sold by companies that have not entered into separate settlement agreements with those states, but none of these bills were passed. Similar legislation had been introduced in Florida, Mississippi and Texas in 2005. None of these bills have been enacted as of this date and the Florida and Mississippi legislatures have adjourned for the year. In Texas, a special session of the legislature was convened in June to address school finance legislation that had not passed during the regular legislative session. This special session concluded with no bills being passed out of the legislature as did a subsequent thirty-day special session. The language in both the House and Senate bills to date have included an across-the-board increase in the state excise tax levied on all cigarettes, but no selective surcharge on cigarettes manufactured by NPMs. Currently, it is anticipated that a further special session could be convened within the next twelve months in Texas, once the Texas Supreme Court issue a ruling on a case dealing with the school finance issue. Passage of statutes in the non-MSA states that impose fees on manufacturers that have not previously settled with these states would be expected to impact on all such manufacturers equally, but would make discount cigarettes more expensive and, therefore, lessen the competitive price advantage they currently enjoy compared to generic and premium brand cigarettes.

In addition, there are numerous recently enacted statutes and legislative initiatives in MSA states that could further impact our ability to compete in these states. We have determined to cease sales in certain states in response to some of these developments.

Michigan, an MSA state, passed a fee statute in January 2004 that requires the payment of a $0.35 per-pack fee on cigarettes sold by non-participating manufacturers, that must be paid in advance, and is based on an estimate of projected sales by the state’s Department of Revenue. This fee is in addition to the MSA requirement that non-participating manufacturers deposit funds into escrow for each cigarette sold in an MSA state. Given the cost burden of making both the escrow payments and fee payments, we advised the Department of Revenue that we will not sell our cigarette brands in Michigan in the future. Utah and Alaska, MSA states where we had virtually no sales, also have passed additional per-pack fees imposed on cigarette sales by non-participating manufacturers. Legislation imposing a fee on cigarettes sold by non-participating manufacturers has been introduced in a number of MSA states in 2005, but none of these bills have been enacted into law. The impact of these new fee statutes in the MSA states would be expected to negatively impact on sales in these states by all non-participating manufacturers, including Star. However, as previously noted, we have sought to focus our cigarette sales in recent years in the four non-MSA states. During the year ended December 31, 2004, approximately 90% of our cigarette sales were in non-MSA states and we believe that the percentage of sales in non-MSA states during 2005 will be somewhat higher.

On June 28, 2004, regulations went into effect in the State of New York requiring that cigarettes sold in that state meet certain fire safety standards. We decided it would not be economically feasible to develop a separate type of cigarette for sale in New York and have not attempted to become certified under the new regulations. As a result, we are not now selling cigarettes in New York and do not anticipate having sales of cigarettes in New York in the future. Bills relating to fire safety standards have been introduced in several other states and in Congress and California and Vermont have passed fire safety laws which become effective on January 1, 2007 and May 1, 2006, respectively. Because of our continued efforts to limit sales in the MSA states, and the expectation that such reduction will continue in the future, we do not expect that these or similar statutes if passed in the MSA states will have a material impact on our sales when such statutes go into effect. We will continue to monitor other fire safety legislative initiatives as they move forward and, as appropriate, reassess our decision not to develop a cigarette that complies with such regulations.

On February 10, 2005, the Department of Agriculture issued regulations implementing the “buyout” payment program in connection with the termination of the federal tobacco quota program pursuant to the Fair and Equitable Tobacco Reform Act of 2004. Under the statute, the $10 billion buyout will be paid for by all tobacco manufacturers over a ten-year period based on each company’s percentage of sales. The apportionment of responsibility for payments to quota holders will be 96% to cigarette manufacturers, with the remaining 4% divided among other tobacco product manufacturers, based on market share. Under the regulations, the assessment will be made quarterly beginning January 1, 2005. The first quarterly payment was to have been due on March 31, 2005 based on sales levels during the last quarter of 2004, but that payment was delayed until June 30, 2005 due to difficulty in implementing the program. On July 1, 2005 we made a combined payment of approximately $2.3 million to cover our buyout obligation for the first two quarters of 2005 and in September made a payment of $1.1 million for the third quarter of 2005. Payments in the future will be due each quarter based on market share calculations derived from sales in the immediately preceding quarter. The quarterly payments will continue to be approximately $0.50 per carton based on sales in the prior quarter. Thus, given our decreased volume of sales in the third quarter, the buyout payment in the fourth quarter should be significantly less than that paid in each of the prior quarters during 2005. All of the major tobacco companies, as well as Star, have increased prices to cover the cost of the buyout by approximately $0.50 for each carton of cigarettes sold effective January 1, 2005 and a comparable amount for smokeless products. It is likely to take more than one year to assess the effect the buyout may have on tobacco cultivation and sales, although the elimination of price supports and limits on tobacco cultivation is expected to result in lower prices for domestically grown tobacco leaf which could, in turn, result in a further reduction of the cost of tobacco used in the Company’s cigarettes.

As part of the buyout program, the USDA in August 2005 assessed a separate charge of $287 million for Commodity Credit Corporation tobacco loan losses and $4.5 million in administrative fees on an industry wide basis. The Company’s portion of that assessment is $1.1 million, which the USDA is permitting the Company to pay over six quarters in installments of approximately $190,000 per quarter. Because the USDA assessed this amount in the third quarter, the Company has expensed the full amount this quarter notwithstanding that payments will be spread over the next six quarters. Under the buyout program, USDA in the future could assess up to approximately $250 Million in additional loan loss costs or administrative fees during the ten year life of the buyout program. At this point it is unknown when, or if, any such assessments will be made in the future.

RJR Litigation.

In May 2001, we filed a patent infringement action against RJR in the United States District Court for Maryland, to enforce our rights under U.S. Patent No. 6,202,649 (`649 Patent), which claims a process for substantially preventing the formation of TSNAs in tobacco. On July 30, 2002, we filed a second patent infringement lawsuit against RJR based on a new patent issued by the U.S. Patent and Trademark Office on July 30, 2002 (Patent No. 6,425,401). The new patent is a continuation of the `649 Patent, and on August 27, 2002 the two suits were consolidated. See Part II, Item 1 of this report for additional information on the history of this litigation.

Trial in this case commenced on January 31, 2005 before the Court on RJR’s defense of inequitable conduct before the patent office. At the conclusion of the bench trial of this portion of the case, the Court advised the parties that it would take the matter under advisement, and expected to issue a ruling on this portion of the case at the same time that it rules on two additional Summary Judgment Motions that were filed by RJR on January 25, 2005. Briefing on these motions was completed on March 11, 2005. If the Court denies RJR’s inequitable conduct defense and the Motions for Summary Judgment, then we expect that the remainder of the case will be set for a jury trial within a relatively short period of time thereafter. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit.

The lawsuit against RJR is the centerpiece of our announced policy of protecting the intellectual property to which we are the exclusive licensee under our license arrangement with Regent Court Technologies.

Merger of B&W and RJR.

In 2004, B&W and certain of its affiliated tobacco businesses combined operations under the new publicly traded holding company, Reynolds American Inc., which is 42% owned by British American Tobacco PLC, the former parent of B&W. We have a variety of agreements with B&W. Given our pending patent infringement lawsuits against RJR, it is difficult to evaluate the precise impact which the transaction between B&W and RJR will have on us and our operations. However, the fact that B&W and RJR have combined their operations could have a negative impact on the range of existing agreements which we have entered into with B&W, including future royalties under our agreements relating to the Advance® low-TSNA cigarette for which no royalties have been received this year, and potential royalties on B&W’s purchase of StarCured® tobacco and other low-TSNA tobacco. For instance, B&W’s deeming the hard tobacco test market to be unsuccessful appeared to us to be inconsistent with conversations between individuals at Star and RJR to the effect that the hard tobacco test market had been very successful, and that enthusiasm had been expressed about getting this product on the market quickly.

In recent years, B&W has granted us a number of concessions under our agreements, including deferred interest and principal payments, consenting to our incurrence of additional indebtedness and agreeing to modify the now-terminated Hard Tobacco Agreement to allow us to pursue similar licensing arrangements with third parties. B&W’s failure to grant similar concessions in the future could have a number of adverse consequences, including restricting the pursuit of business opportunities with B&W or third parties, limiting the Company’s ability to raise funds through debt financing and requiring payment of our obligations to B&W.

In addition, RJR took the position in our litigation that the new operating entity established as a result of this combination transaction assumed all of the rights and obligations under the agreements previously entered into between us and B&W, and moved to dismiss the case on that basis. After full briefing, the Court denied RJR’s motion to dismiss, and found that B&W had attempted to assign the Star/B&W agreements to the new subsidiary, and that we had not consented to the assignment and that the de facto merger doctrine did not apply to vitiate the need for our consent. In its ruling the Court did leave open the question of what impact, if any, the combination may have on the future licensing arrangements with RJR, but noted that those considerations did not impact on the claims asserted by us in the patent litigation.

Results of Operations

The Company’s unaudited condensed consolidated results for the periods ended September 30, 2005 and 2004 are summarized in the following table:

	Three Months Ended September 30, (unaudited)		Nine Months Ended September 30, (unaudited)
	2005	2004	2005	2004
Net sales	$8,123,307	$16,642,139	$40,697,438	$49,242,968
Cost of goods sold	2,494,246	3,471,287	10,212,550	11,857,968
Federal excise tax	4,880,100	8,557,656	20,817,703	27,212,245
Department of Agriculture Tobacco Buyout Program Assessment	2,089,243	—	4,377,859	—

Gross profit (loss)	(1,340,282)	4,613,196	5,289,326	10,172,755

Total operating expenses	8,500,240	9,099,797	20,308,859	22,037,524

Operating loss	(9,840,522)	(4,486,601)	(15,019,533)	(11,864,769)

Net loss	$(9,531,092)	$(4,956,113)	$(20,961,336)	$(11,778,134)

Basic:
Loss per common share	$(0. 13)	$(0.08)	$(0.29)	$(0.19)
Diluted:
Loss per common share	$(0.13)	$(0.08)	$(0.29)	$(0.19)
Weighted average shares outstanding	73,659,767	61,686,600	72,403,949	60,745,125

Diluted weighted average shares outstanding	73,659,767	61,686,600	72,403,949	60,745,125

Third Quarter 2005 Compared with Third Quarter 2004

Net Sales. During the third quarter of 2005, the Company’s cigarette sales decreased by 51.2% or approximately $8.5 million to approximately $8.1 million compared to approximately $16.6 million during the third quarter of 2004. During the quarter cigarette volume decreased by approximately 43.4% to approximately 250 million cigarettes from approximately 442 million cigarettes in the third quarter of 2004. The decrease in the number of cigarettes sold reflects the Company’s efforts to continue to operate in very competitive and price-sensitive geographic regions, namely Texas, Florida, Mississippi and Minnesota, increased efforts to limit sales in MSA states, the decision in 2004 to increase price to improve margin on cigarette sales and the impact of the recent hurricanes on the Gulf Coast where a substantial portion of the Company’s business is located. The average sales price per carton decreased approximately 14.7% from approximately $7.56 per carton during the third quarter of 2004 to approximately $6.45 per carton during the third quarter of 2005, notwithstanding an approximately $0.50 per carton increase in 2005 to cover the cost of the recent tobacco farmer buyout legislation. A significant portion of the decline was attributable to a $2.0 million charge against revenues for promotional programs, including significant programs to counter the impact of the Gulf Coast hurricanes.

Cigarette shipments in the third quarter of 2005 totaled approximately 36.7 truckloads. This compares to approximately 63.9 truckloads in the third quarter of 2004. Gross margin decreased approximately $6.0 million to a loss of approximately $(1.3) million during the third quarter of 2005 versus approximately $4.6 million in the third quarter of 2004. This was primarily due to the substantially lower volume of sales in the third quarter of 2005 and the lower effective sale price per carton.

As previously noted, the Company’s shipments of cigarettes decreased approximately 43.4% compared to the third quarter of 2004 and cigarette sales have continued to generally trend downward over the last several years. Increasing regulatory requirements in both MSA and non-MSA states, as well as increased pricing competition, have continued to impact on the sales of discount cigarettes. The decrease in truckload sales in the third quarter was attributable, in part, to the impact of the recent hurricanes in the Gulf Coast and, particularly, Hurricane Rita which came ashore near the end of the quarter at a location on the Texas/Louisiana Coast where one of the Company’s largest distributors is located. As a result, there were no sales to that distributor during the last two weeks of the quarter. Mississippi was impacted as well, though to a lesser degree by the recent hurricanes. Additionally, an increase in the effective cigarette tax in Minnesota for non-MSA cigarettes decreased our sales in that state, and the Company, in an effort to offset its MSA escrow costs, raised the price for cigarettes sold in the MSA states, which had the effect of decreasing our sales in those states. Based on sales of discount cigarettes in October 2005, it is anticipated that sales in the fourth quarter and into 2006 will continue to be negatively impacted by the recent events in the Gulf Coast states and by continued pressure on the deep discount cigarette market in the four non-MSA states. The Company plans to undertake a number of steps to address the anticipated decline in cigarette volume, including limiting the amount of promotional spending for the remainder of this year and into 2006, consolidating and revamping its sales force in Texas and, to a lesser extent, in Florida and Minnesota, and the downsizing of the workforce at its Petersburg cigarette factory.

During the third quarter of 2005, Star continued to market two very low-TSNA smokeless tobacco products – ARIVA® and STONEWALL Hard Snuff®. The sales of smokeless products was comparable in both the third quarter of 2004 and the third quarter of 2005 at approximately $0.1 million. The sales of smokeless tobacco products continues to be de minimis and it will take significantly greater sales of smokeless products for this business segment to operate at breakeven levels. As of the middle of 2004, STONEWALL Hard Snuff® had been introduced into approximately 7,000 locations and that number has remained fairly constant since that time. STONEWALL Hard Snuff® now represents a majority of Star’s hard tobacco sales.

The Company’s net sales of ARIVA® continued to be de minimis in the third quarter. Acceptance of ARIVA® as an alternative to cigarettes has continued to be adversely impacted by a number of factors, including, among others: (1) lack of consumer familiarity with ARIVA®, (2) the fact that ARIVA® requires a change in habit by smokers, i.e. using a smokeless product rather than a smoked product; (3) publicly stated opposition to ARIVA® by certain Attorneys General and certain public health advocacy groups after its launch in 2001, which appeared in various newspapers and FDA filings and which have continued to impact on product perception; (4) the fact that ARIVA® requires smokeless warning labels that may be unfamiliar to and/or misunderstood by cigarette smokers; (5) the need to develop name brand recognition with consumers; and (6) difficulty in obtaining capital required for large-scale consumer education and marketing directed to adult tobacco users. While STONEWALL Hard Snuff®, as a smokeless tobacco product, is more familiar to adult consumers of smokeless tobacco in terms of use and taste, sales of both STONEWALL Hard Snuff® and ARIVA® have been impacted by the Company’s working capital constraints over the last several years which have resulted in limited expenditures for marketing and product placement.

Beginning in 2002, ARIVA® was broadly distributed in retail outlets throughout the United States. Based on the continued, de minimis sales of ARIVA® and the passage of time from the initial placement of the product, management believes the number of locations actively selling ARIVA® as of the end of the third quarter of 2005 continues to be less than 5,000 stores.

During the third quarter of 2005, the Company did not earn any royalties on low-TSNA tobacco or tobacco products.

Gross Profits. Gross profit decreased approximately $6.0 million in the third quarter of 2005 to a loss of approximately $(1.3) million from approximately $4.6 million in the third quarter of 2004. The decrease was due to the substantially lower volume for the Company’s cigarette products. Also, the average sales price per carton decreased approximately 14.7% from approximately $7.56 per carton during the third quarter of 2004 to approximately $6.45 per carton during the third quarter of 2005, notwithstanding an approximately $0.50 per carton increase in 2005 to cover the cost of the recent tobacco farmer buyout legislation. A significant portion of the decrease was attributable to an approximately $2.0 million of promotional programs, including significant programs to counter the impact of the Gulf Coast hurricanes which was taken against carton pricing for the third quarter of 2005 as opposed to approximately $0.4 million in promotional programs during the third quarter of 2004 that were included as part of marketing and distribution costs. The Federal excise taxes have remained constant at $3.90 per carton for both periods. However, there was an increased cost of approximately $.50 per carton for the tobacco farmer buyout legislation which began in 2005. In addition to the $0.50 per carton charge, the USDA in August 2005 assessed the Company a charge of $1.1 million for its portion of the Commodity Credit Corporation loan losses on tobacco and administrative costs. The USDA is permitting the Company to pay this amount over six quarters in installments of approximately $190,000 per quarter, but because USDA assessed this amount in the third quarter of 2005, the Company has expensed the full amount this quarter notwithstanding that payments will be spread over the next six quarters.

For discount cigarette sales during the third quarter of 2005, the Company’s cost-of-goods sold increased to approximately $2.37 per carton, compared with an average cost of approximately $1.55 per carton during the third quarter of 2004. The primary reason for this increase was the substantially lower volume of sales during the third quarter of 2005 which caused fixed overhead to be expensed over a much smaller number of units produced.

Consistent with the practice over the last few quarters, during the third quarter of 2005, excess production costs for the Company’s ARIVA® and STONEWALL Hard Snuff® manufacturing lines were recognized as general and administrative expenses. Due to the underutilization of the packaging equipment for smokeless products, the Company’s gross profit for smokeless products was zero during both periods when sales were netted against the cost of manufacturing.

Total Operating Expenses. Total operating expenses decreased in the third quarter of 2005 by approximately $0.6 million or 6.6% to approximately $8.5 million compared with approximately $9.1 million in the third quarter of 2004. Marketing and distribution costs decreased by approximately $0.2 million due primarily to reduced commissions. General and administrative costs decreased by approximately $1.6 million or 32.4% to approximately $3.2 million compared with approximately $4.8 million in the third quarter of 2004 primarily due to a one-time non-cash charge of $0.9 million in the third quarter of 2004 for the award of 450,000 options to the Company’s independent Board members, and $0.2 million non-cash cost for the reduction of the strike price of the Manchester warrants. There was also a reduction in legal costs of approximately $1.1 million, which during the third quarter of 2005 were approximately $0.3 million compared with approximately $1.4 million during the third quarter of 2004. During both periods, legal costs related principally to the patent infringement lawsuit against RJR. The Company anticipates general and administrative costs of approximately $1 million in connection with the completion of the trial portion of its patent infringement litigation. This would be in addition to any appeal cost, if an appeal were required. Deprecation costs decreased by approximately $0.9 million during the third quarter of 2005 compared with the third quarter of 2004 primarily due to the reduced amount of tobacco cured in the StarCured™ tobacco curing barns. During the third quarter of 2005, the Company wrote-down the value of the tobacco curing barns by approximately $2.1 million to their current market value. Research and development costs have remained approximately at the same de minimis levels in both periods. The Company expects to maintain spending on research at a de minimis level, while it continues to concentrate on the preparation for the ongoing trial of its patent infringement litigation.

Marketing and Distribution Expenses. Marketing and Distribution expenses totaled approximately $2.1 million for the third quarter of 2005, a decrease of approximately $0.2 million or 8.6% over the expense of approximately $2.3 million in the third quarter of 2004. This decrease was primarily due to approximately $0.2 million of reduced commissions commensurate with lower sales volumes.

General and Administrative Expenses. General and Administrative expenses totaled approximately $3.2 million for the third quarter of 2005, a decrease of approximately $1.6 million or 32.4% compared with approximately $4.8 million for the third quarter of 2004. During the third quarter of 2005, legal costs were approximately $0.3 million compared with approximately $1.4 million of legal expenses during the third quarter of 2004. The majority of the legal costs during both periods were incurred in connection with the Company’s litigation against R.J. Reynolds for patent infringement in the United States District Court for the District of Maryland. However, the costs in 2004 were more significant since they reflected costs associated with the preparation of the initial bench trial portion of the Company’s patent infringement case which took place during the period January 31 to February 8, 2005. Once a trial date is set for the remainder of the patent infringement suit, the Company anticipates that the additional expense related to the jury portion of the trial will be approximately $1 million. This would be in addition to any appeal cost, if an appeal were required.

The higher general and administrative expense during 2004 was also due, in part, to the one-time non-cash charge of $0.9 million for the issuance of 450,000 options to the Company’s independent Board members, and $0.2 million non-cash cost for the reduction of the strike price of the Manchester warrants from $4.76 to $4.00 in return for the elimination of the redemption right with respect to Manchester’s convertible debenture.

Depreciation. Depreciation expense decreased by approximately $0.9 million during the third quarter of 2005 compared with the third quarter of 2004 primarily due to the reduced amount of tobacco cured in the StarCured™ tobacco curing barns. The tobacco curing barns are depreciated during the third and fourth quarters of each year when they are used to cure tobacco. In 2005, the amount of tobacco cured in the StarCured™ tobacco curing barns decreased significantly, as a result of the lifting of controls on the production of tobacco and the elimination of price supports under the tobacco buyout legislation that went into effect this year. Depreciation costs also decreased since depreciation is calculated based on a units of production method. During the third quarter of 2005, the Company wrote-down the value of its tobacco curing barns by approximately $2.1 million to reflect the current market value of the barns.

Research and Development Expenses. There were de minimis research and development costs during the third quarter of 2005 and no costs during the third quarter of 2004. Consistent with its efforts to cut costs, the Company deferred certain research projects in the last half of 2003, 2004 and 2005. The Company expects to maintain its spending on research at a de minimis level, while it continues to concentrate on the preparation for the ongoing trial of its patent infringement litigation. Presently, the Company’s research focus is directed to assessing the impact that products with reduced toxin levels may have on the range of serious health hazards associated with the use of conventional smoked and smokeless tobacco products. While its research work has been deferred as a result of its lack of available working capital, the Company has designed several additional scientific studies to determine, among other things, whether a reduction in TSNAs can be equated with a reduction in health risk, to assess biomarker differences that can be equated to levels of various toxins in smoked versus smokeless tobacco, and to measure the impact of the decline in TSNA exposure in low-TSNA smokeless tobacco compared to traditional cigarette products. However, because of monetary constraints we are not moving forward with these studies at this time. When we initiate these studies, they will be conducted by independent laboratories and universities. The Company hopes to renew its research and development efforts in 2006, subject to the availability of funds.

Impairment loss on the tobacco curing barns. During the third quarter of 2005, the Company wrote-down the value of the tobacco curing barns by approximately $2.1 million to their current appraised market value.

Interest Expense. The Company had interest expense of approximately $0.1 million and interest income of approximately $0.4 million in the third quarter of 2005. This compares to interest expense of approximately $0.6 million and interest income of approximately $0.1 million in the third quarter of 2004. The higher interest expense in the third quarter of 2004 resulted primarily from interest charges on the $4.5 million borrowed from the Company’s CEO, interest on the Manchester Securities debenture and interest on the B&W restructured account payables. During the third quarter of 2005, neither the CEO loan nor the $9 million of convertible debt were outstanding since the CEO loan had been repaid during 2004 and the $9 million of convertible debt had been converted to equity in January 2005. The higher interest income during the third quarter of 2005 was due to higher cash balances as well as increased interest income from the Company’s MSA escrow fund. The Company receives for its own account the current interest on the amounts in escrow.

Income Tax Benefit. The Company had no income tax benefit for either the third quarter of 2005 or the third quarter of 2004 due to a valuation allowance.

Net Loss. The Company had a net loss of approximately $9.5 million for third quarter 2005 compared with a net loss of approximately $5.0 million reported in the comparable 2004 period. The net loss in 2005 was due primarily to the substantially lower sales volume and lower sales price, the $1.1 million assessment by the USDA under the tobacco buyout program which is being paid over six quarters (including the first payment made during the third quarter of 2005), and the $2.1 million write-down of the Company’s tobacco curing barns.

In the third quarter 2005, the Company had basic and diluted loss per share of $(0.13) compared to a basic and diluted loss per share of $(0.08) in the same period in 2004.

First Nine Months of 2005 Compared with First Nine Months of 2004

Net Sales. During the first nine months of 2005, the Company’s cigarette sales decreased approximately $8.5 million or 17.4% to $40.7 million from $49.2 million for the first nine months of 2004, reflecting lower volume partially offset by higher pricing on cigarette sales. The number of cigarettes sold declined, in the first nine months of 2005 compared with the first nine months of 2004 primarily due to operating in very competitive and price-sensitive geographic regions, namely Texas, Florida, Mississippi and Minnesota, efforts to limit sales in MSA states and, in the third quarter, the impact of the recent hurricanes in the Gulf Coast. The Company sold approximately 1.0 billion cigarettes during the first nine months of 2005, compared with sales of approximately 1.4 billion cigarettes during the first nine months of 2004, representing a decrease of approximately 29%. The decline in unit sales was offset by the approximate 8.3% increase in sales price charged by the Company for its cigarettes, from approximately $6.97 per carton during the first nine months of 2004 to $7.55 during the first nine months of 2005. The increase in sales price was achieved despite approximately $3.0 million of retail promotion programs which were in effect during the first nine months of 2005 compared with the programs in effect during the first nine months of 2004. At the same time, the cost of cigarettes sold increased approximately 10.3% from a blended average of approximately $1.55 per carton during the first nine months of 2004 to $1.71 per carton during the first nine months of 2005. However, the cost increases were also offset by the higher per carton sales price.

During the first nine months of 2005 and 2004, the Company’s net sales for ARIVA® and STONEWALL Hard Snuff® were comparable.

Beginning in 2002, ARIVA® was broadly distributed in retail outlets throughout the United States. Based on the continued de minimis sales of ARIVA® and the passage of time from the initial placement of the product, management believes the number of locations actively carrying ARIVA® as of the end of the third quarter of 2005 is less than 5,000 stores. By the beginning of the third quarter of 2004, STONEWALL Hard Snuff® had been introduced into approximately 7,000 locations and that number has remained fairly constant since that time.

During the first nine months of 2005, the Company did not earn any royalties on low-TSNA tobacco or tobacco products.

Gross Profits. Gross profit decreased approximately $4.9 million or approximately 48.0% in the first nine months of 2005 to $5.3 million from $10.2 million in the first nine months of 2004. The decrease was due primarily to lower sales volumes during the first nine months of 2005 and higher cost-of-goods sold, offset partially by an increase in the price per carton. Federal excise tax remained at $3.90 per carton for during both 2005 and 2004. During the first nine months of 2005, there was an approximately $0.50 per carton increase to cover the cost of the recent tobacco farmer buyout legislation. In addition to the $0.50 per carton charge, the USDA in August 2005 assessed the Company a charge of $1.1 million for its portion of the Commodity Credit Corporation loan losses on tobacco and administrative costs. The USDA is permitting the Company to pay this amount over six quarters in installments of approximately $190,000 per quarter, but because USDA assessed this amount in the third quarter of 2005, the Company has expensed the full amount this quarter notwithstanding that payments will be spread over the next six quarters.

For discount cigarette sales during the first nine months of 2005, the Company increased its average cost-of-goods sold by approximately 10.3%, to a blended average of approximately $1.71 per carton, compared with a blended average cost of $1.55 per carton during the first nine months of 2004. This reflected both increases in manufacturing costs and the impact of lower volumes.

Consistent with the practice over the last few quarters, during the first nine months of 2005, excess production costs for the Company’s ARIVA® and STONEWALL Hard Snuff® manufacturing lines were recognized as general and administrative expenses. Due to the under-utilization of the packaging equipment for smokeless products, the Company’s gross profit for smokeless products was zero during both periods.

Total Operating Expenses. Total operating expenses decreased by approximately $1.7 million or 7.8% to approximately $20.3 million for the first nine months of 2005 from approximately $22.0 million for the first nine months of 2004. Marketing and distribution costs decreased by approximately $0.8 million, to approximately $6.5 million during the first nine months of 2005 compared with $7.3 million in the first nine months of 2004. General and administrative costs have decreased by approximately $1.7 million to approximately $10.3 million in the first nine months of 2005 from $12.0 million in the first nine months of 2004. This decrease was primarily due to a one-time non-cash charge of $0.9 million in the third quarter of 2004 for the award of 450,000 options to the Company’s independent Board members, and $0.2 million non-cash cost for the reduction of the strike price of the Manchester warrants. Depreciation costs decreased by approximately $1.4 million to approximately $1.4 million during the first nine months of 2005 compared with approximately $2.8 million in the first nine months of 2004. Because the amount of tobacco cured in the StarCured™ tobacco curing barns decreased significantly from 2004 to 2005, this resulted in a corresponding decrease in the depreciation charge, given the fact that depreciation is calculated based on a units of production method. During the third quarter of 2005, the Company wrote-down the value of its tobacco curing barns by approximately $2.1 million to their current market value. Research and development costs rose to $0.1 million during the first nine months of 2005 compared with de minimis costs in the first nine months of 2004. The Company expects to maintain spending on research at a de minimis level, while it continues to concentrate on the preparation for the ongoing trial of its patent infringement litigation.

Marketing and Distribution Expenses. Marketing and Distribution expenses totaled approximately $6.5 million for the first nine months of 2005, a decrease of approximately $0.8 million compared with the expense of approximately $7.3 million in the first nine months of 2004. This decrease was due to lower freight and lower commission expenses of approximately $0.3 million, both directly related to lower shipments.

General and Administrative Expenses. General and Administrative expenses decreased by approximately $1.7 million or 14.0% to approximately $10.3 million for the first nine months of 2005, compared with $12.0 million during the first nine months of 2004. This decrease was primarily due to a one-time non-cash charge of $0.9 million in the third quarter of 2004 for the award of 450,000 options to the Company’s independent Board members, and $0.2 million non-cash cost for the reduction of the strike price of the Manchester warrants. During the first nine months of 2005, legal costs decreased approximately $1.4 million to approximately $2.4 million compared with approximately $3.8 million of legal expenses during the first nine months of 2004. The majority of the legal costs during both periods were incurred in connection with the Company’s litigation against R.J. Reynolds for patent infringement in the United States District Court for the District of Maryland. However, the costs in 2004 were more significant since they reflected costs associated with the preparation of the initial bench trial portion of the Company’s patent infringement case which took place during the period January 31 to February 8, 2005. Once a trial date is set for the remainder of its patent infringement suit, the Company anticipates that the additional expense related to the jury portion of the trial will be approximately $1 million. This would be in addition to any appeal cost, if an appeal were required.

Depreciation. Depreciation expense decreased by approximately $1.4 million to $1.4 million for the first nine months of 2005, compared with $2.8 million in the first nine months of 2004. During 2004, there was a one-time adjustment of approximately $0.5 million in the useful life of certain fixed assets at the Chase City and Chester, Virginia locations during the first quarter of 2004 and an increase of $0.6 million in the third quarter of 2004. The tobacco curing barns are depreciated during the third and fourth quarters of each year, and this is the primary depreciation expense during the quarter. In 2005, the amount of tobacco cured in the StarCured™ tobacco curing barns decreased significantly, as a result of the lifting of controls on the production of tobacco and the elimination of price supports under the tobacco buyout legislation that went into effect this year. Depreciation costs also decreased since depreciation is calculated based on a units of production method. During the third quarter of 2005, the Company wrote-down the value of its tobacco curing barns by approximately $2.1 million to reflect the current market value of the barns.

Research and Development Expenses. There were $0.1 million of research and development costs during the first nine months of 2005 compared with de minimis costs during the first nine months of 2004. Consistent with its efforts to cut costs, the Company deferred certain research projects in the last half of 2003, 2004 and 2005. The Company expects to maintain its spending on research at a de minimis level, while it continues to concentrate on the preparation for the ongoing trial of its patent infringement litigation. Presently, the Company’s research focus is directed to assessing the impact that products with reduced toxin levels may have on the range of serious health hazards associated with the use of conventional smoked and smokeless tobacco products. While its research work has been deferred as a result of its lack of available working capital, the Company has designed several additional scientific studies to determine, among other things, whether a reduction in TSNAs can be equated with a reduction in health risk, to assess biomarker differences that can be equated to levels of various toxins in smoked versus smokeless tobacco, and to measure the impact of the decline in TSNA exposure in low-TSNA smokeless tobacco compared to traditional cigarette products. However, because of monetary constraints we are not moving forward with these studies at this time. When we initiate these studies, they will be conducted by independent laboratories and universities. The Company hopes to renew its research and development efforts in 2006, subject to the availability of funds.

Impairment of the loss on tobacco curing barns. During the third quarter of 2005, the Company wrote-down the value of the tobacco curing barns by approximately $2.1 million to their market value.

Interest Expense. The Company had interest expense of approximately $0.5 million and interest income of approximately $1.0 million in the first nine months of 2005. This compares to interest expense of approximately $2.0 million and interest income of approximately $0.2 million in the first nine months of 2004. The higher interest expense in the first nine months of 2004 resulted primarily from interest charges on the $4.5 million borrowed from the Company’s CEO, interest on the Manchester Securities debenture and interest on the B&W restructured account payable. This interest expense was partially offset by interest income generated by the Company’s MSA escrow fund; however, the interest rates are very low due to the conservative investment options permitted by the escrow agreements. The lower interest expense during the first nine months of 2005 was attributable to the fact the CEO loan was not outstanding as it had been repaid during 2004, and that the $9 million of convertible debt had been converted to equity in January 2005. The higher interest income during the first nine months of 2005 is due to higher cash balances, as well as increased income from the Company’s MSA escrow fund. The Company receives for its own account the current interest on the amounts in escrow.

Loss on Conversion of Long-term Debt to Equity. On January 10, 2005, Manchester converted the $9.0 million convertible debenture into 3,179,810 shares of the Company’s common stock, which reflected an adjusted conversion price from $3.73 to $2.897, and $212,000 of accrued and unpaid interest. As a result of this transaction, the debenture was fully converted and cancelled with Manchester having no rights under the Debenture. As a result of the conversion of debt into equity, the Company recorded a non-cash charge during the first quarter of 2005 of $4,833,466 to reflect the cost of the discount provided for in the conversion, as well as to expense the remaining portion of the unamortized costs of the initial debt issuance and discounts on the convertible debentures of approximately $1.4 million related to the allocation of debt proceeds to the warrants and beneficial conversion features.

Write-off of Note Receivable, Officer. On July 27, 2005, the Company’s President and COO tendered to the Company a payment of $300,000 as full satisfaction of a nonrecourse and unsecured $2 million promissory note issued to the Company in 1999. The COO issued the note in 1999 to purchase two million shares of the Company’s common stock. Under its terms, the $2 million promissory note was nonrecourse as to accrued interest and 85% of the principal amount of the note, and reflected an inducement to the COO to join the Company and resign his senior partnership with a national law firm. In connection with the payment by the COO, the Company has incurred an expense of $1.8 million due to the write-off of $1.7 million of the note receivable due and approximately $0.1 million of accrued interest. As a result of the payment, the Company incurred a non-cash charge in the second quarter and recorded a reduction of $300,000 in officers’ notes receivable in this quarter to reflect the cash payment on July 27, 2005.

Income Tax Benefit. The Company had no income tax benefit for the first nine months of 2005 compared to an income tax benefit of $1.8 million for the first nine months of 2004. The tax benefit in 2004 was directly attributable to the losses experienced in that period. In 2005 there was no tax benefit due to a valuation allowance.

Net Loss. The Company had a net loss of $21.0 million for the first nine months of 2005 compared with a net loss of $11.8 million reported in the comparable 2004 period. The increased net loss in 2005 primarily reflects the impact of higher operating expenses, the decrease in sales in the first nine months, the write-off of the officer’s note receivable in the second quarter, the $4.8 million charge during the first quarter of 2005 for the conversion of approximately $9 million of debt to equity, the $1.1 million assessment by the USDA under the tobacco buyout program, and the write-down of the tobacco curing barns by approximately $2.1 million during the third quarter of 2005. Finally, there was no tax benefit due to a valuation analysis during the first nine months of 2005 compared to a $1.8 million tax benefit during the comparable period in 2004.

In the first nine months of 2005, the Company had a basic and diluted loss per share of $(0.29) compared to a basic and diluted loss per share of $(0.19) in the same period in 2004.

Liquidity and Capital Resources

Overview

As of September 30, 2005, we had a working capital surplus of approximately $14.0 million, which reflected, in part, the fact that during the third quarter of 2005 we raised $7.6 million through the sale of shares of common stock. Future cash needs over the near term include:

•	litigation costs in connection with the trial portion of our patent infringement case against RJR, the first part of which was tried from January 31 to February 8, 2005. We expect the expense for the remaining portion of the trial to be approximately $1 million. This would be in addition to any appeal cost, if an appeal were required.

•	monthly payments of approximately $300,000 to B&W for combined principal and interest on restructured accounts payable, which was approximately $8.1 million as of January 1, 2005 and $5.7 million as of September 30, 2005. Beginning in January 2006, we will also make combined principal and interest payments of approximately $300,000 per month in connection with the long-term tobacco curing barn debt due B&W;

•	monthly payments of approximately $170,000 for operating and capital leases;

•	quarterly payments of approximately $0.50 per carton under the tobacco quota buyout program which, as noted above, are being offset by increased prices that went into effect on January 1, 2005 and a separate assessment of approximately $1.1 million that is being expensed this quarter but paid over the next six quarters in the amount of approximately $190,000 each quarter; and

•	funding of other aspects of our current operations in light of continued operating losses.

In addition, certain contingencies exist that could require the Company to make significant cash payments, including challenging the Virginia Department of Taxation’s sale and use tax assessment of $988,564 with respect to our curing barns. An administrative proceeding relating to this challenge may be concluded in late 2005 or 2006.

With the proceeds of the recent financings, we anticipate that we will have sufficient funds to support our operations into early 2007, notwithstanding a substantial downturn in sales in the third quarter attributable, in part, to the recent Gulf Coast hurricanes at the end of the quarter when a substantial amount of our sales take place. Based on sales of discount cigarettes in October 2005, it is anticipated that sales in the fourth quarter and into 2006 will continue to be negatively impacted by the recent events in the Gulf Coast states and by continued pressure on the deep discount cigarette market in the four non-MSA states. The Company plans to undertake a number of steps to address the anticipated decline in cigarette volume, including limiting the amount of promotional spending for the remainder of this year and into 2006, consolidating and revamping the sales force in Texas and, to a lesser extent, in Florida and Minnesota, and the downsizing of the workforce at our Petersburg cigarette factory. However, absent the successful completion of our patent infringement litigation, the exercise of outstanding warrants, a substantial improvement in revenues and/or royalties from smokeless tobacco products, or a significant improvement of the expected volume of sales of cigarettes, we expect that we would need to pursue additional sources of funds in early 2007. Depending upon market conditions and the price of our common stock, we may determine to seek additional funds before early 2007.

We began the trial of our patent infringement litigation in January 2005, and if we are successful in defeating RJR’s inequitable conduct defense, which has been tried to the Court, and two pending Summary Judgment Motions, we expect to complete the trial of our patent infringement case within a relatively short period of time after the Court rules on the outstanding defense and motions for summary judgment. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit. Also, we expect to continue to pursue opportunities for licensing our smokeless tobacco products and expanding our sales and marketing efforts, particularly if we obtain additional funds during 2005 or 2006 from the exercise of outstanding warrants. While we may seek to obtain funds in the future through debt financing, there are significant limitations on our ability to obtain new debt financing, including our agreements with B&W. Moreover, our ability to raise future financings on terms acceptable to us (including through the exercise of outstanding warrants) will depend on a number of factors, including the performance of our stock price and our operational performance. Any equity financing will be dilutive to our existing shareholders.

Summary of Balances and Recent Sources and Uses

As of September 30, 2005, we had working capital of approximately $14.0 million, approximately $15.3 million in cash and cash equivalents and approximately $6.9 million of accounts receivable, compared to a working capital surplus of approximately $5.6 million, approximately $7.7 million in cash and cash equivalents, and approximately $7.5 million in accounts receivable, as of December 31, 2004.

Net Cash Provided By (Used In) Operating Activities. During the first nine months of 2005 approximately $11.2 million of cash was used in operating activities compared to approximately $8.8 million of cash used by operating activities during the first nine months of 2004. The change in the net cash flows from operations reflect the increased operating losses of approximately $19.5 million for the nine months ended September 30, 2005 as compared approximately $11.8 million for the first nine months of 2004. During the first nine months of 2005, there was a loss on the conversion of long-term debt of approximately $3.4 million, a loss on the write-down of the tobacco curing barns of approximately $2.1 million and the write-off of a note receivable to an officer of approximately $1.8 million.

Net Cash Provided By (Used In) Financing Activities. In the first nine months of 2005, approximately $22.5 million was generated by financing activities versus approximately $33.3 million in the first nine months of 2004. This reflected approximately $26.2 million in proceeds from stock issuance during the first nine months of 2005 compared to $9 million of proceeds from convertible debt and $25 million in proceeds from a stock issuance in the first nine months of 2004. During the first nine months of 2005, approximately $3.9 million was used to make payments on notes payable and capital leases while $4.7 million was used for similar purposes during the first nine months of 2004.

Net Cash Provided by (Used In) Investing Activities. During the first nine months of 2005, approximately $0.1 million of cash was generated by investing activities compared with approximately $0.5 million generated during the first nine months of 2004. During the first nine months of 2005, approximately $0.1 million of cash was generated by the release of deposits. During the first nine months of 2004, $0.3 million was generated from the proceeds from the sale of property and equipment, while $0.2 million of cash was generated by the release of a deposit.

Net Cash Used in MSA Escrow Payments. As of September 30, 2005, we had deposited a total of approximately $3.9 million into escrow for our MSA escrow obligation for 2004 sales, of which $3.7 million was deposited during 2005, versus a net amount of approximately $6.2 million for 2003. Also, we deposited approximately $0.2 million in 2005 for quarterly escrow payments for 2005 sales. The lower amount deposited for 2004 sales was a direct result of decreased sales in MSA states and continued declines in overall cigarette sales.

Cash Demands on Operations

We continue to experience operating losses which if not reversed will continue to negatively impact on our working capital. For the third quarter of 2005, sales of our discount cigarettes totaled approximately $8.1 million, a decrease of approximately $8.5 million or 51.2%, from approximately $16.6 million during the third quarter 2004. Although our truckload sales decreased substantially compared to the third quarter of 2004, our prices increased by approximately 8.3% from $6.97 in the first nine months of 2004 compared with $7.55 in the first nine months of 2005. This increase in part, reflected the cost of the recent tobacco farmer buyout legislation which is approximately $0.50 per carton. Sales of our smokeless products continue to be de minimis. We experienced a net operating loss for the quarter as a result of the material decrease in cigarette sales, increased promotional cost, an additional assessment by the USDA under the tobacco buyout program and a write-down of our tobacco curing barns to current market value. Based on sales of discount cigarettes in October 2005, it is anticipated that sales in the fourth quarter and into 2006 will continue to be negatively impacted by the recent events in the Gulf Coast states and by continued pressure on the deep discount cigarette market in the four non-MSA states. The Company plans to undertake a number of steps to address the anticipated decline in cigarette volume, including limiting the amount of promotional spending for the remainder of this year and into 2006, consolidating and revamping the sales force in Texas and, to a lesser extent, in Florida and Minnesota, and the downsizing of the workforce at our Petersburg cigarette factory. Our net working capital and results of operations do not reflect our obligation to make MSA escrow deposits for 2005 sales, which we must make in April 2006 or in quarterly payments in certain states in 2005. Depending upon market conditions and the price of our common stock, we may determine to seek additional funds before early 2007.

We have spent a significant amount of money in connection with the development and protection of our intellectual property portfolio, principally in connection with our patent infringement litigation against RJR. We recognize that in order to protect and defend our intellectual property, additional capital will need to be spent in connection with our ongoing patent litigation matters.

Our inability to improve operations or to raise funds in early 2007 could have a material adverse effect on our ability to meet our working capital needs and continue operations.

Debt Repayment Obligations, Contingent Liabilities and Cash Demands

B&W Agreements. Under the Restated Master Agreement, as amended by letter agreements dated December 4, 2002 and August 14, 2003, between B&W and the Company, we owe B&W approximately $20 million of long-term debt, with no interest accruing, or principal payments required through December 31, 2005. Beginning January 1, 2006, interest accrues and is payable monthly at prime plus 1%, and principal is due in 96 monthly installments of approximately $208,000. The debt is secured by tobacco leaf inventory, the tobacco curing barns, and a first priority security interest in our intellectual property. Once the outstanding loan balance is reduced to $10 million, the collateral will be released by B&W.

In addition, as of December 31, 2004, we had an obligation of $8,184,875 payable to B&W as a result of restructured accounts payable. The principal payments on this obligation were deferred until January 2005. Beginning in January 2005 that debt is being repaid through monthly principal payments of $250,000, plus interest at prime plus 1% on the outstanding balance. The balance of principal outstanding as of September 30, 2005 was approximately $5.7 million.

Under the Other Low TSNA Tobacco Agreement that was entered into with B&W in April 2001, B&W is obligated to pay royalties to us on its purchases of StarCured® tobacco and other low-TSNA tobacco once a royalty rate is established with one of the other three largest tobacco manufacturers. In the second quarter of 2004, we entered into an agreement with another tobacco manufacturer for the licensing of low-TSNA hard tobacco. We do not anticipate receiving any royalties under that agreement for the foreseeable future. To enable us to pursue this agreement, we granted B&W a three month extension of the date on which it would begin once again to pay royalties under the April 25, 2001 Other Low TSNA Tobacco Royalty Agreement, once a royalty rate is established with one of the other three largest tobacco manufacturers.

Master Settlement Agreement. The MSA escrow deposit for 2005 sales is due on or before April 15, 2006, except for any quarterly payments required in a number of the MSA states. In 2004, our sales of cigarette decreased approximately 9% from 2.0 billion units to 1.8 billion units, and we sought to focus our sales in the four non-MSA states where we are not obligated to make escrow payments. Notwithstanding these facts, we have continued to make some sales to customers in MSA states and have had escrow obligations for indirect sales made by our direct customers. We deposited a total amount into escrow for 2004 sales of approximately $3.9 million, of which approximately $3.7 million was deposited during 2005, compared to a net amount of approximately $6.2 million in 2004 for 2003 sales. Also, we have deposited approximately $0.2 million in 2005 to satisfy quarterly escrow obligations for 2005 sales. Currently, we have approximately $37.2 million in escrow. To minimize the impact of these MSA obligations on our liquidity, we have attempted to focus our cigarette sales primarily in the four non-MSA states and have enhanced our efforts to prevent our cigarettes intended for the non-MSA states from being diverted into MSA states. However, in the near term we must continue to make substantial MSA escrow deposits, but expect that these amounts will continue to decrease based on information which we have on direct sales in MSA states and the level of indirect sales by our customers to MSA states.

Litigation Costs. We have entered into fee arrangements with counsel in several litigation and related matters under which certain costs related to the litigation are being advanced by counsel on our behalf. Given the contingent nature and the fact that a probability assessment of liability cannot be made at this time, no accrual has been made for this contingent liability. We have paid or accrued all existing obligations. Also, as part of our fee arrangements in certain of these matters, we have agreed to pay counsel a percentage of any damage award and a percentage of the resulting payments we actually receive in the event that the litigation is resolved in our favor in return for a cap on fee payments during the litigation.

We are currently prosecuting patent infringement claims against RJR in a consolidated action in the United States District Court for the District of Maryland. We anticipate incurring significant expenses in terms of legal fees and costs in connection with the RJR litigation for the foreseeable future.

In the past we have maintained product liability insurance only with respect to claims that tobacco products manufactured by or for us contain any foreign object, i.e. any object that is not intended to be included in the manufactured product. We currently do not maintain such insurance and as a result are self-insured for this risk. The product liability insurance that we previously maintained did not cover health-related claims such as those that have been made against the major manufacturers of tobacco products. We do not believe that such insurance currently can be obtained. We have never been named as a defendant in any legal proceedings involving claims arising out of the sale, distribution, manufacture, development, advertising, marketing or claimed health effects relating to the use of our tobacco products. While we may be named as a defendant in the future, we believe we have conducted our business in a manner which decreases the risk of liability in a lawsuit relating to product liability because we have:

•	attempted to consistently present to the public the most current information regarding the health effects of long-term smoking and tobacco use;

•	always acknowledged the addictive nature of nicotine; and

•	stated unequivocally that smoking involves a range of serious health risks, is addictive and that cigarette products can never be produced in a “safe” fashion.

Over the past several years, we have asserted several challenges to the MSA and qualifying statutes. These constitutional challenges were not successful and we are not currently engaged in any litigation challenging the constitutionality of the MSA and qualifying statutes. Also, we completed a comprehensive settlement relating to our obligation as a nonparticipating manufacturer under the MSA in June 2003. As a result, we do not anticipate incurring significant costs related to litigation arising out of the MSA in the future.

Request for Private Letter Ruling and Virginia Tax Assessment. In 2004 we were notified that our 2001 federal income tax return has been selected for examination by the Internal Revenue Service. No action has currently taken place with regard to this audit. Except for the item discussed below, the impact of the IRS examination on our financial condition, results of operations and cash flow, if any, cannot be ascertained at this time.

During 2002, we submitted to the IRS a Request for a Private Letter Ruling asking that the IRS rule on the deductibility of funds placed in escrow under the MSA. We have taken the position on our 2001 and later federal and state income tax returns that the payment to the escrow account under the terms of the MSA is a current expense. Additionally, we filed claims for refunds of taxes paid in prior years based upon the deductibility of these escrow payments. During 2002 and 2003, we received a total of $12.6 million in federal and state refunds relating to such claims. During 2004, we received an additional $1.4 million in state refunds relating to such claims.

If the IRS determines that it will not grant our Request, we anticipate that we will withdraw the Request. Further, if upon examination, the IRS rules against us with respect to the claimed deductions, we expect that we may challenge any such determination through the Appeals process up to and including the US Tax Court to seek a final determination with respect to this issue. While we believe our position is reasonable and supported by the statute and IRS Regulations, the outcome of these proceedings cannot be predicted. Ultimate resolution of this matter, should the IRS rule adversely, is not anticipated until 2006 at the earliest.

If it is ultimately determined that our treatment of the payments into escrow is not a current deduction for tax purposes, we expect that our existing carryback claims net of operating loss deductions will be sufficient to offset any additional tax due for the years in question, given the extent of our recent losses. Further, we would be subject to interest and possibly certain penalties. However, those amounts would also be subject to being offset by our existing carryback claims to the extent available, and we would contest the assessment of any penalties should these occur.

In a letter dated October 7, 2004, we received notice from the Commonwealth of Virginia that an adverse decision had been made by the Commissioner of Taxation with respect to the sales and use tax assessment previously issued to us and that the sales and use tax assessment plus penalties and interest together, as of October 7, 2004, totaled approximately $988,000. We continue to challenge this assessment and have filed a request for reconsideration with the Commissioner of Taxation, and are prepared to file a judicial action if the administrative action is not favorable. The filing of the request for reconsideration stays any collection of the tax assessment, although interest continues to accrue. While the Company is optimistic that its request for reconsideration will be accepted based on prior rulings in similar cases, if the assessment is not reversed, the Company will be required to pay the tax, penalties and interest due. The Company does not believe that it is probable that an obligation has been incurred and, as a result, no amounts have been accrued for this cost.

Development Grants. On March 12, 2002, Governor Warner of the Commonwealth of Virginia announced that the Company would receive a grant of $300,000, which was provided shortly thereafter, to assist Mecklenburg County and Chase City in the acquisition of the Company’s new processing facility adjacent to its existing tobacco receiving station in Chase City, Virginia. Furthermore, the Company is eligible for a further grant of $500,000, and other substantial incentives, including tax rebates, employee training and property tax refunds, if it is able to successfully expand its ARIVA® and STONEWALL Hard Snuff ® manufacturing facilities in Chase City, Virginia, in connection with the manufacturing of these products. In late 2004, we responded to inquiries from the State to show our level of investment and hiring for the Chase City operations and to substantiate the actual results achieved compared to the original projections described in the grant application. In the response, we requested that the grant be extended for an additional year, given certain delays that have been encountered in connection with the launch of our smokeless tobacco products, including the filing of several unsuccessful Citizen’s Petitions with the FDA which sought to have our low-TSNA hard tobacco products regulated as a drug by the FDA rather than as conventional snuff tobacco products. To date, we have not received a response to this request, but we believe there is a significant probability this request will be granted. Depending on the level of investment and hiring recognized by the State, we may be required to return some or all of the $300,000 in grant funding.

Conclusion

With the proceeds of the recent financings and the improved margins in the cigarette business, we anticipate that we will have sufficient funds to support our operations into early 2007, notwithstanding a material downturn on sales in the third quarter attributable, in part, to the recent Gulf Coast hurricanes and efforts to limit sales in MSA states. Based on sales of discount cigarettes in October 2005, it is anticipated that sales in the fourth quarter and into 2006 will continue to be negatively impacted by the recent events in the Gulf Coast states and by continued pressure on the deep discount cigarette market in the four non-MSA states. The Company plans to undertake a number of steps to address the anticipated decline in cigarette volume, including limiting the amount of promotional spending for the remainder of this year and into 2006, consolidating and revamping its sales force in Texas and, to a lesser extent, in Florida and Minnesota, and the downsizing of the workforce at its Petersburg cigarette factory. However, absent the successful completion of our patent infringement litigation, the exercise of outstanding warrants, a substantial improvement in revenues and/or royalties from smokeless tobacco products, or a significant improvement of the expected volume of cigarette sales, we expect that we would need to pursue additional sources of funds in early 2007. Depending upon market conditions and the price of our common stock, we may determine to seek additional funds before early 2007.

We began the trial of our patent infringement litigation in January 2005, and if we are successful in defeating RJR’s inequitable conduct defense, which has been tried to the Court, and two pending Summary Judgment Motions, we expect to complete the trial of our patent infringement case within a relatively short period of time after the Court rules on the outstanding defense and Motions for Summary Judgment. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit. Also we expect to continue to pursue opportunities for licensing our smokeless tobacco products, expanding our sales and marketing efforts and efforts to improve our existing very low-TSNA smokeless products, particularly if we obtain additional funds during 2005 or 2006 from the exercise of outstanding warrants. While we may seek to obtain funds in the future through debt financing, there are significant limitations on our ability to obtain new debt financing, including our agreements with B&W. Moreover, our ability to raise future financings on terms acceptable to us (including through the exercise of outstanding warrants) will depend on a number of factors, including the performance of our stock price and our operational performance. Any equity financing will be dilutive to our existing shareholders.

Our inability to improve operations or to raise funds in early 2007 could have a material adverse effect on our ability to meet our working capital needs and continue operations.

Item 3. Qualitative and Quantitative Disclosures About Market Risk

The Company has not entered into any transactions using derivative financial instruments or derivative commodity instruments and believes that its exposure to market risk associated with other financial instruments (such as investments and borrowings) and interest rate risk is not material.

The Company’s debt facilities and leases are at fixed and variable interest rates. As a result, the Company is subject to interest rate exposure. There is no interest payable on a majority of the debt due to B&W until the beginning of 2006: at that time the debt will bear an interest rate of prime plus 1%.

In addition, the Company’s investments in the MSA-related escrow accounts are short-term, very high-quality investments. Consequently, the income generated by these investments is subject to fluctuation with changes in interest rates. The Company receives, for its own account, the current interest on the amounts in escrow.

Item 4. Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the quarter covered by this report. Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

Our internal and disclosure controls are evaluated on an ongoing basis by personnel in our organization. The overall goals of these various evaluation activities are to monitor our disclosure and internal controls and to make modifications as necessary, as disclosure and internal controls are intended to be dynamic systems that change (including improvements and corrections) as conditions warrant. Part of this evaluation is to determine whether there were any significant deficiencies or material weaknesses in our internal controls, or whether we had identified any acts of fraud involving personnel who have a significant role in our internal controls. Significant deficiencies are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements. Material weaknesses are particularly serious conditions where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions.

The Company has identified areas for improvement in internal control over financial reporting that also apply to the Company’s disclosure controls and procedures. During the third quarter of 2005, we implemented additional controls and procedures, as discussed below:

Changes in Internal Control over Financial Reporting. In order to comply with the requirements of the Sarbanes-Oxley Act, the Company by the end of the third quarter of 2005 updated and expanded its accounting policies and procedures to strengthen its internal controls. There were no changes in the Company’s internal control over financial reporting during the fiscal quarter ended September 30, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In connection with the evaluation of internal controls described above, we identified the following areas for improvements in internal control over financial reporting and, as described below, the Company made changes to its policies and procedures in August 2005 that are intended to strengthen its disclosure controls and procedures, as well as its internal control over financial reporting.

Specifically, the Company identified areas of improvement in its internal control over financial reporting related to lack of second party approval of certain transactions, segregation of duties, and the adequacy of supporting documentation for cash disbursements of the Company.

To strengthen controls in these areas, in the third quarter of 2005, management established additional controls and internal control processes with respect to second party approval of certain transactions, segregation of duties, and supporting documentation. These controls currently include, among other things, the adoption of policies pursuant to which the following procedures will be performed:

•	Second party approval of certain transactions. In the past, certain credit memos were not approved by the CEO or the Sales Manager. During the third quarter of 2005, this procedure was changed to require all credit memos to be approved by either the CEO or the Sales Manager.

•	Procedures for segregation of duties. In the past, intercompany wire transfers were signed by two individuals without a detailed wire transfer request specifying the reason and purpose for the transfer and other transfers were effected without verification that person approving the wire transfers had reviewed supporting documentation for the transfer. These procedures have been changed to require more detailed formal wire transfer requests and additional sign off in such instances.

•	Providing supporting documentation. In the past, certain expenses, primarily expense reports and American Express bills, were approved, but did not always have original receipts and detailed business explanations to properly document the expenses in accordance with the financial policies and procedures. Training and communication of the current policies were instituted to ensure the proper documentation of these expenses and approving authorities were made aware of the requirements for proper receipt and documentation.

The Company has communicated to the Audit Committee and its auditors the above changes to internal controls over financial reporting and has provided documentation to its auditors to substantiate the changes made from August 2005 to October 2005.

Management believes that these actions and controls will strengthen its internal control over financial reporting and consequently strengthen its disclosure controls and procedures.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings

In May 2001, Star filed a patent infringement action against RJR in the United States District Court for Maryland, Southern Division to enforce Star’s rights under U.S. Patent No. 6,202,649 (‘649 Patent), which claims a process for substantially preventing the formation of TSNAs in tobacco. On July 30, 2002, the Company filed a second patent infringement lawsuit against RJR based on a new patent issued by the U.S. Patent and Trademark Office on July 30, 2002 (Patent No. 6,425,401). The new patent is a continuation of the’ 649 Patent, and on August 27, 2002 the two suits were consolidated.

In April 2003, the parties filed dispositive Motions for Summary Judgment. Star filed a Motion for Summary Judgment on Claim Construction and Definiteness, and RJR filed six Motions for Summary Judgment asserting various defenses. Pursuant to an Order dated September 15, 2003, the Court appointed a Special Master to prepare Reports and Recommendations (“R&Rs”) for the Court on Star’s Motion for Summary Judgment and five of RJR’s six Motions for Summary Judgment. The Special Master issued R&Rs on all six of the Summary Judgment Motions and on March 31, 2004, the Court issued final rulings on five of the six Summary Judgment Motions. In its rulings, the Court adopted without modification the Special Master’s R&Rs, which recommended that the Court deny RJR’s Summary Judgment Motions, and that Star’s Motion for Summary Judgment on claim construction and definiteness be granted in part and denied in part. The Court also issued an order denying RJR’s Motion for Summary Judgment seeking to limit Star’s damages claim. On June 24, 2004, the Court issued a final order adopting without modification the last RJR Summary Judgment Motion and adopted without modification the Special Master’s R&R, which recommended that the Court deny the Summary Judgment Motion.

On August 17, 2004, Star was informed that the case was transferred from Judge Alexander Williams to Judge Marvin J. Garbis. Judge Garbis over the next several months issued a series of orders concerning various aspects of the case. These orders set an initial trial date of January 24, 2005, permitted additional discovery of certain defenses raised by RJR and the filing of two additional Motions for Summary Judgment. Subsequently, the Court ordered that it would bifurcate RJR’s defense of inequitable conduct before the patent office and would have that defense tried before Judge Garbis beginning on January 31, 2005. That portion of the case was tried during the period January 31, 2005 to February 8, 2005. At the conclusion of the bench trial, the Court advised the parties that it would take the matter under advisement, and expected to issue a ruling on this portion of the case at the same time that it rules on two additional Summary Judgment Motions that were filed by RJR on January 25, 2005. Briefing on these motions was completed on March 11, 2005. If the Court denies RJR’s inequitable conduct defense and the motions for summary judgment, then the Company expects that the remainder of the case will be set for a jury trial within a relatively short period of time thereafter. If the Court were to grant RJR’s inequitable conduct defense or either of its Summary Judgment Motions, then the Company would immediately appeal that decision to the US Court of Appeals for the Federal Circuit.

In 2002, the Virginia Department of Taxation asserted a Virginia Sales and Use Tax assessment for the period January 1, 1999, through March 31, 2002, against the Company with respect to its tobacco-curing barns in the amount of $860,115. The Company applied for a correction of the assessment and a total abatement of the tax on the grounds that its barns are exempt from sales and use taxes under the industrial use and processing exemption and/or the agricultural exemption. In a letter dated October 7, 2004, the Company received notification from the Commonwealth of Virginia that an adverse decision had been made by the Commissioner of Taxation with respect to the sales and use tax assessment previously issued to the Company and that the sales and use tax assessment plus penalties and interest together, as of October 7, 2004, totaled approximately $988,000. The Company continues to challenge this assessment and has filed a request for reconsideration with the Commissioner of Taxation, and is prepared to file a judicial action if the administrative action is not favorable. The filing of the request for reconsideration stays any collection of the tax assessment, although interest continues to accrue. While the Company is optimistic that its request for reconsideration will be accepted based on prior rulings in similar cases, if the assessment is not reversed the Company will be required to pay the tax, penalties and interest due. The Company does not believe that it is probable that an obligation has been incurred and, as a result, no amounts have been accrued for this cost.

There is other minor litigation in the ordinary course of business which the Company is vigorously defending or pursuing.

Item 6. Exhibits.

Number	Description
3.1	Restated Certificate of Incorporation (1)
3.2	By-laws of the Company as Amended to Date (1)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002 (2)
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002 (2)

(1)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
(2)	This certificate is being furnished solely to accompany the report pursuant to 18 U.S.C. §1350 and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR SCIENTIFIC, INC.

Date: February [ ], 2006	/S/ CHRISTOPHER G. MILLER
Authorized Signatory and Chief Financial Officer

EXHIBIT 31.1

Certification of Chief Executive Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jonnie R. Williams, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Star Scientific, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February [ ], 2006	/s/ Jonnie R. Williams
Jonnie R. Williams Chief Executive Officer

EXHIBIT 31.2

Certification of Chief Financial Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Christopher G. Miller, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Star Scientific, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February [ ], 2006	/s/ Christopher G. Miller
Christopher G. Miller Chief Financial Officer

EXHIBIT 32.1

Certification of Chief Executive Officer

Pursuant to 18 U.S.C. §1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Star Scientific, Inc. (the “Company”) hereby certifies, to such officer’s knowledge, that:

(i) the accompanying Quarterly Report on Form 10-Q of the Company for the quarterly period ended September 30, 2005 (the “Report”) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February [__], 2006	By:	/s/ Jonnie R. Williams
Jonnie R. Williams Chief Executive Officer

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. §1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

Certification of Chief Financial Officer

Pursuant to 18 U.S.C. §1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Star Scientific, Inc. (the “Company”) hereby certifies, to such officer’s knowledge, that:

(i) the accompanying Quarterly Report on Form 10-Q of the Company for the quarterly period ended September 30, 2005 (the “Report”) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February [ ], 2006	By:	/s/ Christopher G. Miller
Christopher G. Miller Chief Financial Officer

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. §1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit D

Proposed Amended 10-K for Year Ended December 31, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K/A

(Amendment No. 2)

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 0-15324

STAR SCIENTIFIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	52-1402131
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

801 Liberty Way Chester, VA 23836	(804) 530-0535
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.0001 par value

(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):    Yes  ☐    No  ☒

The aggregate market value of the Registrant’s voting stock held by non-affiliates of the Registrant as of June 30, 2004 is approximately $112,667,676. Shares of voting stock held by each executive officer and director and by each person who owns 10% or more of the Registrant’s voting stock have been excluded in that such persons may be deemed affiliates of the Registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Number of shares outstanding of each class of common equity as of March 14, 2005: 73,170,758 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE:

None

EXPLANATORY NOTE – AMENDMENT

This Amendment No. 2 on Form 10-K/A (this “Form 10-K/A”) amends our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as initially filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2005, and as amended on April 27, 2005. The Company hereby amends and restates the “Critical Accounting Estimates” section of Item 7, “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” of Part II of its Annual Report on Form 10-K for the year ending December 31, 2004, to include additional information concerning the material implications of the uncertainties relating to the Company’s accounting methods.

The Company’s statement of operations for the year ended December 31, 2004 and 2003 included a separate charge for the write down of inventory and charges in depreciation for the Company’s Ariva® production equipment. The treatment of these items as a portion of the Company’s depreciation charge and as a separate charge for the write down of inventory was based on the fact that Ariva® sales have been de minimis over the past several years.

The Company determined that since the Ariva® production equipment is continuing to be used, although sales are de minimis, it would be appropriate to have the write down of inventory and depreciation classified under costs of goods sold. The Company also determined that the basic loss per common share and diluted loss per share were incorrectly stated as $0.28 rather than $0.27. Therefore, the Company hereby amends “Star Scientific, Inc. and Subsidiary Consolidated Statement of Operations Years Ended December 31, 2004, 2003 and 2002” to reclassify the expenses noted above for the years 2004 and 2003, to correct the loss per share references and to include a new footnote 18 relating to the reclassification of inventory and depreciation classified under cost of goods sold and to correct general and administrative expense.

On November 30, 2005, the Company filed by form 8-K complete copies of two previously redacted agreements originally filed as Exhibits 10.69 and 10.70 to the Company’s Annual Report on Form 10-K for the year ending December 31, 2004. The Company hereby amends and restates Item 15, “Exhibits and Financial Statements” of Part III of its Annual Report on Form 10-K for the year ending December 31, 2004, to include complete descriptions of the previously confidential agreements listed in Exhibits 10.69 and 10.70.

Except as described above, no other changes have been made to the original form 10-K and this form 10-K/A does not amend, update or change the financial statements or any other items or disclosures in the original Form 10-K.

2

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Critical Accounting Estimates

Accounting principles generally accepted in the United States of America require estimates and assumptions to be made that affect the reported amounts in the Company’s consolidated financial statements and accompanying notes. Some of these estimates require difficult, subjective and/or complex judgments about matters that are inherently uncertain, and as a result, actual results could differ from those estimates. Due to the estimation processes involved, the following summarized accounting policies and their application are considered to be critical to understanding the business operations, financial condition and results of operations of the Company.

Revenue Recognition

Revenue is recognized when tobacco products are shipped to customers and title passes. The Company also records appropriate provisions for uncollectible accounts and credits for returns. Royalty revenues on the Company’s tobacco products are recognized when earned. In connection with its leaf segment, during 1999-2002, the company sold its very low-TSNA StarCured® tobacco at a price that was lower than its purchase price. During that period, the Company was the primary obligor to the farmers from whom the tobacco was purchased and had general inventory risk. Due to these factors, and others, the Company recorded tobacco leaf sales at gross amounts. During 2003, all tobacco produced by the Company’s participating StarCured® farmers was purchased directly by B&W. Thus, the Company did not report any revenues from leaf sales in 2003, and as a result, there was no corresponding cost of goods sold for leaf tobacco sales and depreciation for the StarCured® tobacco curing barns has been reclassified as an operating expense. As noted above, during 2004, the Company did not purchase any leaf tobacco from its participating StarCured® farmers and has advised them that it will not be purchasing any tobacco leaf from them in 2005.

The amounts are estimated due to the variability in credits (due to promotional programs in the field), allowances for collectability, and allowances for product, which may be returned by customers after a sale is completed. In order to quantify these estimates, the sales department is required to make quarterly estimates in these areas which are then reviewed by the accounting department to ensure the reasonableness of the estimates based on the available quarterly information and historical experience. These estimates have been fairly accurate over the past several years.

Impairment of Long Lived Assets

The Company reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition using a weighted average cash flow probability method. If the estimated future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value.

Assumptions underlying the weighted average cash flow probability involve estimating future cash flows from operations and ultimate sale of the business at cessation of operations over varying periods of time coupled with potential success or failure of the patent litigation. Several alternative scenarios are used which include a variety of probability estimates. Should these estimates change, conclusions regarding impairment could change accordingly.

In addition to overall impairment, the Company specifically addresses potential impairment of its tobacco curing barns. In connection with its analysis of potential impairment of the StarCured® tobacco curing barns in 2004, the Company considered the following:

Star uses 100% StarCured® tobacco in all of its smokeless tobacco products and will continue to do so in the future. Also, under the Other Low TSNA Tobacco Royalty Agreement with B&W, Star would obtain obtain royalty payments on any StarCured® tobacco purchased by B&W once Star establishes a royalty rate with one of the other top three tobacco companies. Further, if Star is successful in its patent infringement lawsuit against RJR, it is anticipated that this could result in additional sales of tobacco cured using the StarCured® tobacco curing process. As a result, the modification of the leaf purchase agreement with B&W does not result in discontinued operations reporting with respect to the barn program and furthermore, management does not believe that the barns are impaired.

3

The Company also maintains and has earmarked for curing burley tobacco approximately 60 barns in Kentucky which are classified as “idle equipment”. These barns can be used for curing flue-cured tobacco, and thus can be moved to Virginia or another state to cure flue-cured tobacco. At present, it is anticipated that the barns will remain idle in the near term, and moved to supplement the existing tobacco curing operations for flue-cured tobacco in the future.

The greatest uncertainty facing the long lived assets (which are primarily the StarCured® tobacco curing barns) is the ultimate resolution of the patent infringement lawsuit against RJR and the continued value of the barns given the recent changes in the tobacco industry. Each quarter, a probability analysis is conducted by management to determine the value of the barns based on a variety of outcomes. In addition, government regulation and the market for equipment used in producing tobacco also play a role in the determination of the valuation of the long-lived assets.

Depreciation estimates:

The Company generally determines depreciation based on the estimated useful lives of its assets and records depreciation on a straight-line method over such lives. With regard to the tobacco curing barns, depreciation is recognized using a units of production method to more closely match depreciation with the period in which such assets are used, which is during the tobacco curing season, or the third and fourth quarters of each fiscal year. During 2004, the Company did not manage the tobacco curing process and as such, estimated the pounds of tobacco cured in the barns based on historical processing of tobacco during the season. In addition, management re-evaluated the estimated useful lives of certain other depreciable assets and recorded a one-time charge of approximately $250,000 in 2004. Henceforth, said assets are being depreciated over their remaining estimated useful lives.

Through the 2004 growing season, there had been a fairly constant use of the Company’s StarCured® tobacco curing barns by the participating StarCured® farmers. Given the consistent level of production in prior years, the Company calculated depreciation on the barns using the “units of production” method of accounting to take into account that the barns are used only during the tobacco-curing season – from August to November.

MSA Escrow Fund

Cash deposits restricted pursuant to the MSA are reflected as a non-current asset in the Company’s consolidated financial statements. Amounts deposited into MSA escrow accounts are required to be held in escrow for 25 years, during which time the Company is not entitled to access these funds. All interest earned on this account is unrestricted and reflected in current earnings. If not used to satisfy judgments or settlements, the funds will be returned to the Company 25 years after the applicable date of deposit on a rolling basis.

To date, the Company has not had any MSA state file suit to attempt to collect on amounts that have been deposited into escrow. The probability that such suits will be filed in the future is generally unknown, although there will be an incentive for such suits to be filed prior to the time that the funds deposited into escrow are returned to the Company. If such suits are filed, the Company will undertake to assess the viability of such suits and determine what impact such pending litigation would have on the value of the Company’s MSA escrow funds.

4

Item 15. Exhibits and Financial Statements

(a) LIST OF DOCUMENTS FILED AS PART OF THIS REPORT

(i) Financial Statements:

A list of financial statements is set forth in Item 8 of the Company’s Annual Report of Form 10-K for the year ended December 31, 2004.

(ii) Financial Statements Schedules:

The following financial information is filed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 on the page indicated.

Financial Schedule

Page
Schedule of Valuation and Qualifying Accounts	S-1

5

(b) EXHIBITS:

Number	Description
2.1	Asset Purchase Agreement between Star Scientific, Inc., a Delaware corporation and Eyetech, LLC, a Minnesota limited liability company, by Robert J. Fitzsimmons, an individual residing in St. Paul, Minnesota, dated December 30, 1998(1)

2.2	Escrow Agreement between Star Scientific, Inc., a Delaware corporation, Eyetech, LLC, a Minnesota limited liability company and Robert J. Fitzsimmons, an individual residing in St. Paul, Minnesota, and Jonnie R. Williams and Vincent Ellis as Escrow Agents, dated February 16, 1999, and effective December 30, 1998(1)

3.1	Restated Certificate of Incorporation(2)

3.2	Bylaws of Star Scientific, Inc. as Amended to Date(2)

10.1	Stock Exchange Agreement between Eye Technology, Inc. and the stockholders of Star Tobacco & Pharmaceuticals, Inc., dated February 6, 1998(3)

10.2	License Agreement between Star Tobacco & Pharmaceuticals, Inc., as Licensee and Regent Court Technologies, Jonnie R. Williams, and Francis E. O’Donnell, Jr., M.D., as Licensor, dated January 5, 1998(4)

10.3	Amendment No. 1 to License Agreement between Regent Court Technologies, Jonnie R. Williams, Francis E. O’Donnell, J.R., M.D. and Star Tobacco & Pharmaceuticals, Inc., dated August 3, 1998(6)

10.4	1998 Stock Option Plan, as amended(7)

10.5	2000 Equity Incentive Plan, as amended(8)

10.6	Promissory Note dated April 27, 1999 of Paul L. Perito(18)

10.7	Qualified Stock Option Agreement dated as of April 27, 1999 between Star Scientific, Inc. and Paul L. Perito(9)

10.8	Agreement between the Company and Brown & Williamson Tobacco Corporation, dated October 12, 1999(10)

10.9	Loan Agreement between the Company and Brown & Williamson Tobacco Corporation, dated October 12, 1999(10)

10.10	Security Agreement between the Company and Brown & Williamson Tobacco Corporation, dated December 16, 1999(10)

10.11	Supply Agreement between Star Tobacco & Pharmaceuticals, Inc. and Brown & Williamson Tobacco Corporation, dated October 12, 1999(10)

10.12	Lease and Purchase Option Contract between the Company and the Industrial Development Authority of the Town of Chase City, Virginia, dated March 10, 2000(10)

10.13	Form of Director Indemnification Agreement(7)

10.14	Form of Officer Indemnification Agreement(7)

10.15	Executive Employment Agreement between Star Scientific, Inc. and David Dean, dated October 6, 2000(8)

10.16	Restated Loan Agreement between Star Scientific, Inc., Star Tobacco & Pharmaceuticals, Inc. and Brown & Williamson Tobacco Corporation, dated August 21, 2000(11)

10.17	Restated Security Agreement between the Company and Brown & Williamson Tobacco Corporation, dated August 21, 2000(11)

10.18	Security Agreement between Star Tobacco & Pharmaceuticals, Inc. and Brown & Williamson Tobacco Corporation, dated August 21, 2000(11)

10.19	Guaranty Agreement between Star Scientific, Inc. and Brown & Williamson Tobacco Corporation, dated August 21, 2000(11)

10.20	Guarantee Agreement between Star Tobacco & Pharmaceuticals, Inc. and Brown & Williamson Tobacco Corporation, dated August 21, 2000(11)

10.24	Executive Employment Agreement dated as of September 15, 2000 between Star Scientific, Inc. and Christopher G. Miller(11)

6

10.21	Amended and Restated Executive Employment Agreement dated as of March 15, 2001 between Star Scientific, Inc. and Christopher G. Miller(8)

10.22	Executive Employment Agreement dated as of March 30, 2001 between Star Scientific, Inc. and Robert E. Pokusa(8)

10.23	Restated Master Agreement, dated April 25, 2001, by and between Star Scientific, Inc. and Brown & Williamson Tobacco Corporation(12)

10.24	First Amendment to Restated Loan Agreement dated April 25, 2001, among Star Scientific, Inc., Star Tobacco & Pharmaceuticals, Inc. and Brown & Williamson Tobacco Corporation(12)

10.25	Trademark License and Royalty Agreement, dated April 25, 2001, between Star Scientific, Inc. and Brown & Williamson Tobacco Corporation(12)

10.26	Other Low TSNA Tobacco Royalty Agreement, dated April 25, 2001 by and between Star Scientific, Inc. and Brown & Williamson Tobacco Corporation(12)

10.27	First Amendment to Regent/B&W License Agreement, dated April 25, 2001, by and among Regent Court Technologies, Jonnie R. Williams, Francis O’Donnell, Jr., Star Scientific, Inc. and Brown & Williamson Tobacco Corporation(12)

10.28	Chase City License and Services Agreement, dated April 25, 2001, between Star Scientific, Inc. and Brown & Williamson Tobacco Corporation(12)

10.29	Exclusive License Agreement dated as of March 16, 2001 by and among Regent Court Technologies and Star Scientific, Inc.(2)

10.30	Sublicense Agreement dated as of March 16, 2001 by and among Star Scientific, Inc. and Star Tobacco & Pharmaceuticals, Inc.(2)

10.31	Consent to Assignment dated March 16, 2001 by and among Regent Court Technologies, Jonnie R. Williams, Francis O’Donnell, Jr., Star Tobacco & Pharmaceuticals, Inc., and Star Scientific, Inc.(2)

10.32	Amendment No. 1 dated April 5, 2001 to Exclusive License Agreement by and among Regent Court Technologies and Star Scientific, Inc.(2)

10.33	Promissory Note dated August 20, 2001 of Christopher G. Miller(2)

10.34	Promissory Note dated August 20, 2001 of Robert E. Pokusa(2)

10.35	Promissory Note dated August 20, 2001 of Sheldon L. Bogaz(2)

10.36	Promissory Note dated August 20, 2001 of David M. Dean(2)

10.37	Master Lease Agreement Dated as of June 29, 2001 between General Electric Capital Corporation and Star Scientific, Inc.(13)

10.38	Master Lease Agreement Dated as of September 28, 2001 between Heller Financial Leasing, Inc. and Star Scientific, Inc. and Star Tobacco, Inc.(13)

10.39	Master Lease Agreement Dated as of July 1, 2001 between General Electric Capital Corporation and Star Scientific, Inc.(13)

10.40	Lease Agreement dated as of February 26, 2002 between GE Capital and Star Scientific, Inc.(14)

10.41	Contract with The Industrial Development Authority of Mecklenburg County, Virginia and The Industrial Development Authority of the Town of Chase City, Virginia, for a 10-year lease and option to purchase an approximately 91,000 square foot building at 89 Duckworth Road(15)

10.42	Amended and Restated Employment Agreement for Paul L. Perito, Esq. dated as of June 14, 2002(16)

10.43	Allonge, dated as of June 14, 2002, by and between Star Scientific, Inc. and Paul L. Perito, Esq.(16)

7

10.44	First Modification Agreement to Amended and Restated Employment Agreement for Paul L. Perito, Esq. dated as of November 1, 2002(16)

10.45	October 3, 2003 Letter Agreement between Star Scientific, Inc. and Brown and Williamson Tobacco Corporation

10.46	Loan Agreement between Mr. Jonnie R. Williams and the Company, dated March 22, 2004. (17)

10.47	Amendment to Master Lease Agreement and Schedule, dated as of January 16, 2004, between Southern Pacific Bancapital, Star Scientific, Inc., and Star Tobacco, Inc. (17)

10.48	Convertible Debenture, dated March 25, 2004, issued by Star Scientific, Inc. to Manchester Securities, Corp. Debenture was amended and then converted. (17)

10.49	Warrant, dated March 25, 2004, issued by Star Scientific, Inc. to Manchester Securities, Corp. (17)

10.50	Securities Purchase Agreement, dated March 25, 2004 between Star Scientific, Inc. and Manchester Securities Corp. (17)

10.51	Registration Rights Agreement, dated March 25, 2004 between Star Scientific, Inc. and Manchester Securities Corp. (17)

10.52	Form of Reedland Warrant, dated as of March 25, 2004, issued by Star Scientific, Inc. (17)

10.53	Guaranty Agreement, dated March 25, 2004 issued by Star Tobacco, Inc. (17)

10.54	Security Agreement, dated March 25, 2004 between Star Scientific, Inc., Star Tobacco, Inc. and Manchester Securities Corp. (17)

10.55	Subordination Agreement, dated March 25, 2004 between Star Scientific, Inc., Jonnie Williams and Manchester Securities Corp. (17)

10.56	Securities Purchase Agreement, dated April 15, 2004 by and among Star Scientific, Inc., Elliott International, LP and Elliott Associates, LP (18)

10.57	Registration Rights Agreement, dated April 15, 2004 between Star Scientific, Inc., Elliott International, LP and Elliott Associates, LP (18)

10.58	Securities Purchase Agreement, dated April 15, 2004 between Star Scientific, Inc. and Portside Growth and Opportunity Fund (18)

10.59	Registration Rights Agreement, dated April 15, 2004 between Star Scientific, Inc. and Portside Growth and Opportunity Fund (18)

10.60	Second Restated Non-Circumvention and Finder’s Fee Agreement, dated April 15, 2004 between Star Scientific, Inc. and Reedland Capital Partners (18)

10.61	Security Purchase and Registration Rights Agreement, dated February 25, 2005 between Star Scientific, Inc. and Elliott International, LP(19)

10.62	Warrant dated February 25, 2005, issued by Star Scientific, Inc. to Elliott International LP(19)

10.63	Security Purchase and Registration Rights Agreement, dated February 25, 2005 between Star Scientific, Inc. and Elliott Associates, LP(19)

10.64	Warrant dated February 25, 2005, issued by Star Scientific, Inc. to Elliott Associates, LP(19)

10.65	Security Purchase and Registration Rights Agreement, dated February 25, 2005 between Star Scientific, Inc. and Delaware Charter Guarantee and Trust Company, FBO Joseph L. Schwarz IRA(19)

10.66	Warrant dated February 25, 2005, issued by Star Scientific, Inc. to Delaware Charter Guarantee and Trust Company, FBO Joseph L. Schwarz IRA(19)

10.67	Security Purchase and Registration Rights Agreement, dated February 25, 2005 between Star Scientific, Inc. and Iroquois Capital, LP(19)

10.68	Warrant dated February 25, 2005, issued by Star Scientific, Inc. to Iroquois Capital, LP(19)

8

10.69	Security Purchase and Registration Rights Agreement, dated February 25, 2005 between Star Scientific, Inc. and Fulcrum Global Partners LLC (20)

10.70	Warrant dated February 25, 2005, issued by Star Scientific, Inc. to Fulcrum Global Partners LLC (20)

14.1	Corporate Code of Business Conduct and Ethics, dated March 2004.(17)

21.1	Subsidiaries of Star Scientific, Inc.(18)

23.1	Consent of Aidman, Piser & Company, P.A.

24.1	Powers of Attorney (included on signature page)

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to Star’s Current Report on Form 8-K dated March 2, 1999
(2)	Incorporated by reference to Star’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001
(3)	Incorporated by reference to Star’s Current Report on Form 8-K dated February 19, 1998
(4)	Incorporated by reference to Star’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998
(5)	Incorporated by reference to Star’s Current Report on Form 8-K dated July 15, 1998
(6)	Incorporated by reference to Star’s Current Report on Form 8-K dated September 11, 1998
(7)	Incorporated by reference to Star’s Annual Report on Form 10-K for the year ended December 31, 1999
(8)	Incorporated by reference to Star’s Definitive Proxy Statement on Form Def 14-A dated November 4, 2004
(9)	Incorporated by reference to Star’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999
(10)	Incorporated by reference to Star’s Registration Statement on Form S-1/A dated May 8, 2000
(11)	Incorporated by reference to Star’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000
(12)	Incorporated by reference to Star’s Annual Report on Form 10-K for the year ended December 31, 2001
(13)	Incorporated by reference to Star’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002
(14)	Incorporated by reference to Star’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002
(15)	Incorporated by reference to Star’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002
(16)	Incorporated by reference to Star’s Current Report on Form 8-K filed February 18, 2003
(17)	Incorporated by reference to Star’s Annual Report on Form 10-K for the year ended December 31, 2003.
(18)	Incorporated by reference to Star’s Current Report on Form 8-K filed April 16, 2004
(19)	Incorporated by reference to Star’s Annual Report on Form 10-K for the year ended December 31, 2004.
(20)	Incorporated by reference to Star’s Annual Report on Form 10-K for the year ended December 31, 2004, and filed on November 30, 2005 under cover to Star’s Current Report on Form 8-K as Exhibits 99.1 and 99.2 respectively.

9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Star Scientific, Inc. and Subsidiary

Chester, Virginia

We have audited the accompanying consolidated balance sheets of Star Scientific, Inc. and Subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule included on page S-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 16, the Company elected not to join in the Master Settlement Agreement (“MSA”) among forty-six states, several U.S. territories and a number of tobacco manufacturers, as a Subsequent Participating Manufacturer. As a result thereof, the Company is required to annually contribute funds into escrow under statutes which the MSA required participating states to pass if they were to receive the full benefits of the settlement. Such escrowed funds will be available to pay judgments in tobacco-related litigation, if any, filed by the states and, if not used, returned to the Company in twenty-five years. The Company’s 2004 escrow obligation is currently estimated to be approximately $4 to 5 million which must be funded by April 15, 2005.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Star Scientific, Inc. and Subsidiary as of December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Aidman, Piser & Company, P.A.
Tampa, Florida
February [ ], 2006

10

STAR SCIENTIFIC, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
Net sales	$66,657,242	$73,258,583	158,192,090
Less:
Cost of goods sold	17,786,841	21,976,568	77,015,844
Excise taxes on products	36,079,132	36,535,968	54,457,722

Gross profit	12,791,269	14,746,047	26,718,524

Operating expenses:
Marketing and distribution	10,010,368	9,853,240	14,497,297
General and administrative	16,135,610	15,043,730	13,043,866
Depreciation	2,582,417	3,243,568	3,052,883
Loss on write-down of inventories	—	—	—
Research and development	18,883	709,300	976,110

Total operating expenses	28,747,278	28,849,838	31,570,156

Operating loss	(15,956,009)	(14,103,791)	(4,851,632)

Other income (expense):
Interest income	319,534	205,516	551,338
Interest expense	(2,858,680)	(1,627,807)	(1,821,911)
Gain (loss) on disposal of assets	51,158	(1,547,789)	—
Other	46,142	(9,834,811)	169,301

	(2,441,846)	(12,804,891)	(1,101,272)

Loss before income taxes	(18,397,855)	(26,908,682)	(5,952,904)
Income tax benefit	1,821,800	10,248,000	1,595,000

Net loss	$(16,576,055)	$(16,660,682)	$(4,357,904)

Basic loss per common share	$(0.27)	$(0.28)	$(0.07)

Diluted loss per share	$(0.27)	$(0.28)	$(0.07)

Weighted average shares outstanding - basic	62,137,037	59,719,460	59,729,315

Weighted average shares outstanding - diluted	62,137,037	59,719,460	59,729,315

See notes to consolidated financial statements.

11

STAR SCIENTIFIC, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

18. Reclassifications:

The following reclassifications have been made to the consolidated statements of operations for the years ended December 31, 2004 and 2003 to correct the financial statement classifications of certain inventory write-offs and production equipment depreciation previously reported. Pursuant to further review, the Company determined that since the production equipment is continuing to be used, although sales are de minimis, it would be appropriate to have the write down of inventory and depreciation classified as cost of goods sold. Further, the Company determined that it had incorrectly overstated depreciation and understated General and Administrative Expense by the amount of $541,651 as a result of a clerical error. That error has been corrected by reducing the amounts in depreciation and increasing General and Administrative Expense by the same amount. The reclassification of these items is set forth in the table below.

Consolidated Statements of Operations for the Years ended December 31:

	2004 Previously Reported	Reclassifications	2004 Balance As Reclassified	2003 Previously Reported	Reclassifications	2003 Balance As Reclassified
Cost of goods sold	$16,021,221	1,765,620	$17,786,841	$20,425,117	1,551,451	$21,976,568
Gross profit	14,556,889	(1,765,620)	12,791,269	16,297,498	(1,551,451)	14,746,047
General and administrative	15,593,959	541,651	16,135,610	15,043,730	—	15,043,730
Depreciation	3,563,856	(981,439)	2,582,417	3,243,568	—	3,243,568
Loss on write-down of inventories	1,325,832	(1,325,832)	—	1,551,451	(1,551,451)	—
Total operating expenses	30,512,898	(1,765,620)	28,747,278	30,401,289	(1,551,451)	28,849,838
Operating loss	(15,956,009)	—	(15,956,009)	(14,103,791)	—	(14,103,791)

12

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Virginia on the [__] day of February, 2006.

STAR SCIENTIFIC, INC.

By:	/s/ JONNIE R. WILLIAMS
Jonnie R. Williams Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities indicated.

Signature	Title	Date
/s/ JONNIE R. WILLIAMS Jonnie R. Williams	Chief Executive Officer and Director (Principal Executive Officer)	February [ ], 2006

/s/ JONNIE R. WILLIAMS As ATTORNEY-IN-FACT Paul L. Perito	Chairman of the Board, President and Chief Operating Officer	February [ ], 2006

/s/ CHRISTOPHER G. MILLER Christopher G. Miller	Chief Financial Officer (Principal Financial and Accounting Officer)	February [ ], 2006

/s/ JONNIE R. WILLIAMS As ATTORNEY-IN-FACT John R. Bartels, Jr.	Director	February [ ], 2006

/s/ JONNIE R. WILLIAMS As ATTORNEY-IN-FACT Whitmore B. Kelley	Director	February [ ], 2006

/s/ JONNIE R. WILLIAMS As ATTORNEY-IN-FACT Leo S. Tonkin	Director	February [ ], 2006

13

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-115293 and 333-118054) on Form S-3 and (Nos. 333-121728) on Form S-8 of Star Scientific, Inc. of our report, dated February [    ], 2006, with respect to Star Scientific, Inc. management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which report appears in this amended annual report on Form 10-K/A of Star Scientific, Inc. for the year ended December 31, 2004.

/s/ Aidman, Piser & Company, P.A.
Tampa, Florida
February [ ], 2006

EXHIBIT 31.1

Certification of Chief Executive Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jonnie R. Williams, certify that:

1. I have reviewed this annual report on Form 10-K/A of Star Scientific, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be design under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February [ ], 2006	/s/ Jonnie R. Williams
Jonnie R. Williams
Chief Executive Officer

EXHIBIT 31.2

Certification of Chief Financial Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Christopher G. Miller, certify that:

1. I have reviewed this annual report on Form 10-K/A of Star Scientific, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be design under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February [ ], 2006	/s/ Christopher G. Miller
Christopher G. Miller
Chief Financial Officer

EXHIBIT 32.1

Certification of Chief Executive Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Star Scientific, Inc. (the “Company”) hereby certifies, to such officer’s knowledge, that:

(i) the accompanying Annual Report on Form 10-K/A of the Company for the year ended December 31, 2004 (the “Report”) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February [ ], 2006	By:	/s/ Jonnie R. Williams
Jonnie R. Williams
Chief Executive Officer

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

Certification of Chief Financial Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Star Scientific, Inc. (the “Company”) hereby certifies, to such officer’s knowledge, that:

(i) the accompanying Annual Report on Form 10-K/A of the Company for the year ended December 31, 2004 (the “Report”) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February [ ], 2006	By:	/s/ Christopher G. Miller
Christopher G. Miller
Chief Financial Officer

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. § 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.